As filed with the Securities and Exchange Commission on June 28, 2002
Registration No. 333-66540

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2
to
FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

PLANVISTA CORPORATION
(Exact name of registrant as specified in charter)

Delaware	6411	13-3787901
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4010 Boy Scout Blvd., Suite 200
Tampa, Florida 33607
(813) 353-2300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Phillip S. Dingle
Chief Executive Officer
PlanVista Corporation
4010 Boy Scout Blvd., Suite 200, Tampa, Florida 33607
(813) 353-2300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including all communications sent to the agent for service, should be sent to:

David C. Shobe, Esq. Olga M. Pina, Esq. Fowler White Boggs Banker P.A. 501 East Kennedy Blvd., Suite 1700 Tampa, Florida 33602 (813) 228-7411	Howard B. Adler, Esq. Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306 (202) 955-8500

Approximate date of commencement of proposed sale to the public:    as soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐  _______

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐  _______

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐  _______

If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities Proposed to be Registered and Sold	Proposed Maximum Offering Price (1)	Amount of Registration Fee

Common stock, par value $.01 per share(2)	—	—

Underwriter’s warrants	—	—

Common stock underlying the underwriter’s warrants (3)	—	—

Total	$80,000,000	$7,360(4)

(1)
Such amount represents the aggregate offering price of the securities registered hereunder to be sold by the Registrant and selling stockholders and the exercise price of any securities issuable upon exercise of warrants. These figures are estimates solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2)
Includes shares of common stock to be offered and sold by the Registrant and selling stockholders and shares of common stock subject to an option granted to the underwriters solely to cover over-allotments, if any. See “Underwriting.”

(3)
Pursuant to Rule 416, the number of shares of common stock issuable upon exercise of the underwriter’s warrants is subject to adjustment in accordance with the anti-dilution provisions of such warrants.

(4)	$1,840 of which is being paid in connection with this filing and $5,520 of which was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 28, 2002
PROSPECTUS

            Shares

Common Stock

This is a public offering of common stock of PlanVista Corporation. We are offering for sale an aggregate of              shares of our common stock and certain of our existing stockholders are offering for sale an aggregate of 275,529 shares of our common stock under this prospectus in a firm commitment underwriting. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders. Our common stock trades on the New York Stock Exchange under the ticker symbol “PVC.” The last reported sales price of our common stock on the New York Stock Exchange on June 27, 2002 was $17.65 per share, as adjusted to reflect the proposed one-for-five reverse stock split described in this prospectus.

Investing in our common stock involves a high degree of risk. You should carefully consider the information under the heading “Risk Factors” beginning on page 12 of this prospectus before buying shares of our common stock.

	Per Share	Total
Public offering price
Underwriting discounts and commissions*
Proceeds, before expenses, to us
Proceeds, before expenses, to selling stockholders

*See “Underwriting” on page 71 for a description of the underwriters’ compensation.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of              additional shares of our common stock from us within 30 days following the date of this prospectus to cover over-allotments, if any.

We expect the shares of our common stock will be ready for delivery to purchasers on or about             , 2002.

FRIEDMAN BILLINGS RAMSEY

The date of this prospectus is             , 2002

i

PROSPECTUS SUMMARY

This summary highlights information more fully described elsewhere in this prospectus and may not contain all the information that may be important to you. You should read the entire prospectus carefully, including the consolidated financial statements and related notes and other financial data included in this prospectus, before making an investment decision. You should also carefully consider the information set forth under “Risk Factors” beginning on page 12. In addition, some statements include forward-looking statements that involve risk and uncertainties. See “Special Note Regarding Forward-Looking Statements” on page 21. Except as specifically set forth in this prospectus (and other than in the consolidated financial statements and related notes and other financial data included in this prospectus, where such information is shown on both a historical and pro forma basis) all references to numbers of shares of our common stock and all per share prices and information have been adjusted to give effect to the proposed one-for-five reverse stock split of our common stock expected to become effective shortly prior to the effectiveness of this offering if approved by our stockholders. In addition, except as otherwise noted, all information in this prospectus assumes that the underwriters’ over-allotment option is not exercised.

As used in this prospectus, “we,” “us,” “our,” “our company” and “PlanVista Corporation” mean PlanVista Corporation and our subsidiaries, unless the context indicates otherwise.

PLANVISTA CORPORATION

Who We Are

We are a publicly traded preferred provider network and technology-enabled network management company. We provide healthcare payers access to our nationwide preferred provider “network of networks,” which offers discounts on medical services that fall outside of a payer’s primary network. The technology-enabled platform that we have developed for our preferred provider network provides claims repricing and claims and data management services to our healthcare payer, healthcare maintenance organization, referred to as HMO, preferred provider organization, referred to as PPO, and provider customers. These customers include insurance carriers, self-insured employers, third party administrators and other entities that pay claims on behalf of health plans, as well as PPOs and participating healthcare service providers.

Our preferred provider network, known as National Preferred Provider Network, is comprised of regional and local networks with which we contract and includes more than 400,000 physicians, 4,000 acute care hospitals and 55,000 ancillary care providers, making us one of the largest preferred provider networks in the United States based on the number of participating healthcare providers. As of March 31, 2002, we had approximately 750 payer customers located throughout the country with 2.0 million estimated members.

Prior to 2002, National Preferred Provider Network accounted for all of our revenue. In 2001, we launched our PayerServ and PlanServ business units to exploit the automated claims repricing and provider data management platform that we developed for our National Preferred Provider Network. PayerServ, which supports health insurance carriers, third party administrators and self-insured employers, uses this platform to address the cumbersome task of moving, tracking and repricing healthcare claims among a number of preferred provider networks with which a payer has contracts. PlanServ uses the same platform to support primary preferred provider networks that lack the in-house capabilities to develop their own automated claims handling and repricing systems or to efficiently manage the provider data necessary to provide network access.

PayerServ and PlanServ offer a suite of medical cost containment services designed to offer payers and preferred provider networks expense savings and revenue enhancement opportunities through the outsourcing of electronic claims repricing, network database administration, claims data management, mailroom and paper claim conversion, web hosting and management reporting. We believe that the current lack of in-house expertise on the part of most healthcare payers and PPOs and the predominantly manual nature of the network claims repricing and management processes prevalent in the industry today create a strong demand for the types of outsourced services that we offer.

How We Earn Revenues

National Preferred Provider Network

Our revenue has historically been generated by our National Preferred Provider Network and consists primarily of a percentage of savings based on the discount that our network is able to pass along to a payer customer. In our industry, this is called a “percentage of savings” revenue model. Providers contract with and offer discounts to primary networks in an effort to generate patient flow and ensure prompt payment for services. We offer our National Preferred Provider Network to payers as an additional network that is intended to contain costs when an insured obtains medical services from a provider outside of the primary network of the payer. When a provider bills a payer for medical services that fall within the National Preferred Provider Network, we electronically review the bill and reprice it to conform to our network pricing agreement, which is typically lower than the invoiced amount. We earn a percentage of the savings, which is generally between 18% and 20% of the discount.

Approximately 10% of our revenue in 2001 was derived from payers using National Preferred Provider Network as a primary network. With respect to primary network revenue, we receive a flat fee per month based on the number of enrolled members as opposed to a percentage of savings. We can also customize our per employee per month and percentage of savings models depending on payer requirements.

PayerServ and PlanServ

We derive our PayerServ and PlanServ revenue from claims repricing and claims and network data management services on a per claim basis, with the amount charged per claim based on estimated annual claims volume. We believe this pricing model differentiates us from our competitors, who generally require customers to invest in significant up-front network loading and implementation fees. We launched PayerServ and PlanServ in 2001 and they accounted for approximately 5% of our revenue for the quarter ended March 31, 2002.

Market Outlook and Opportunities

We have identified several trends and opportunities in the healthcare industry, which we believe are driving increased demand for our National Preferred Provider Network and for technology-enabled, outsourced claims repricing services:

National Preferred Provider Network Opportunities

•
Rising Employer Healthcare Costs.    Based on a 2001 survey of more than 2,800 employers conducted by William M. Mercer, Incorporated, employer-sponsored health benefit costs rose 8.1% in 2000 and 11.2% in 2001. Based on the same survey, average healthcare costs per employee rose from $4,097 in 1999 to $4,430 in 2000 and to $4,924 in 2001, and are forecasted to increase an additional 12.7%, or $625 per employee, in 2002. We believe that our percentage of savings revenue model will be increasingly attractive to payers seeking to control costs for their customers. We also believe that our technology-based approach to claims processing enables our payer customers to realize efficiencies that lower their costs.

•
Preferred Provider Networks are Growing.    According to the Mercer survey, PPO enrollment grew from 29% of the total enrollment in employer-sponsored plans in 1995 to 46% in 2001, while HMOs grew from 27% of total enrollment in 1995 to only 33% in 2001. The American Association of PPOs reports that, in 2000, PPOs across the country represented the healthcare needs of nearly 111 million Americans. The growth in PPO enrollment presents us with an opportunity to continue to grow our National Preferred Provider Network business.

Based on our internal analyses of our customers, we estimate that a typical payer receives discounts from its primary preferred provider networks on approximately 60-65% of the dollar volume of its claims. Because we have established a large nationwide network of regional preferred provider networks, payers can achieve discounts on many of the claims that are not eligible for discounts from their primary networks through a relationship with us. Our internal data suggest that, of the 35-40% of all claims that are not discounted by a payer’s primary network, approximately 50% would have received a discount had the payer established a contract with us. We believe that the growth in the utilization of PPOs also enables us to obtain new business by marketing our claims repricing technology as a means of helping payers manage the cost of claims.

PayerServ and PlanServ Opportunities

•
Most Payer and PPO Processing Systems are Paper-based.     We believe that the current level of automation and electronic processing of claims in the healthcare industry is limited and the process is highly manual and paper-based, largely because the majority of claims originate in individual healthcare practitioners’ offices many of which lack the ability to generate automated claims. Our PayerServ and PlanServ business units offer our payer and PPO customers the ability to outsource technologically-advanced claims processing as an economical alternative to developing their own in-house automated systems.

•
Regulatory Changes and Consumer Demands Affect Claims Format and Processing Requirements.     Regulations and measures taken by regulatory groups and by consumers continue to evolve, resulting in new requirements for claims format and processing and new requirements for protecting patient privacy and confidentiality. Payers are increasingly being held to shorter claims turnaround times, greater accuracy, fewer claims reversals and other performance and member satisfaction measures by customers, as well as by recent legislation. The repricing process represents a significant portion of the total time required to settle a health insurance claim. We are able to reprice paper or fax claims within 72 hours, electronic data interchange claims within 24 hours and Internet-submitted claims immediately. We are not aware of any instance in the last twelve months where we have not delivered the repriced claims within 72 hours. We produce monthly reports to our clients, upon their request, to track such performance. Accordingly, we expect that payers seeking to shorten their overall claims turnaround times will view our ability to accurately reprice claims and to shorten turnaround times as valuable. To the extent that payers, PPOs and providers are unable to satisfy the new legal, regulatory and consumer requirements in-house, we believe they will engage outsourced service providers, such as us, to electronically manage and transmit their claims.

•
Claims Data are Transmitted In a Variety of Formats.    As a result of the various stages of technological development at claims sources, such as physician’s offices, laboratories and hospitals, and the various claims systems in use, repricing systems must allow for receiving claims through a variety of media, such as paper, faxes, electronic data interchange and the Internet, as well as returning claims to payers in various formats. We can accommodate and utilize all transmission media currently available for receiving and transmitting claims.

•
PPO Discount Terms are Becoming Increasingly More Complex.    The discount terms being offered by PPOs are becoming increasingly complex. While historically most payers’ information systems and applications could handle simple percentage discount repricing calculations, we believe that most are not well suited for current PPO contract terms requiring detailed, often complex, repricing calculations, frequently requiring the assistance of, and interpretation by, knowledgeable personnel. Moreover, we estimate that the average payer, looking to increase its ability to discount claims and thus reduce costs, has contractual relationships with 25-30 PPOs, with some payers having more than 100 network relationships. Each of these networks may have different discount methodologies and rates, greatly adding to a payer’s administrative burden and increasing the complexities of processing and repricing claims. Our claims processing technology can handle these complexities, and PayerServ is designed to provide the payer with an outsourced alternative to performing these functions in-house.

•
Employers’ Increased Difficulty in Securing Stop-loss Insurance.    Employers rely on stop-loss insurance to protect their self-funded medical plans from catastrophic losses. Employers are having difficulty in securing this coverage, as many stop-loss underwriters and reinsurers have exited the US marketplace, and stop-loss coverage is being issued to those payers that have effective cost management programs in place. Employers that establish effective medical cost containment relationships with PPOs, other preferred provider networks like ours and other cost containment entities are more likely to receive coverage from the remaining stop-loss carriers and reinsurers.

Our strategy is to market our established National Preferred Provider Network brand as a leading national preferred provider network and to provide a broad array of technology-based services to existing and new customers, designed to help them better manage the rising cost of healthcare. We expect to focus our strategy on further penetrating the payer market with both our National Preferred Provider Network and PayerServ products. We also expect to generate revenue through our PlanServ product, which will be marketed to preferred provider networks.

Company Background and Recent Events

We were incorporated in Delaware in 1994 and completed our initial public offering in May 1995 under the name HealthPlan Services Corporation. We changed our name to PlanVista Corporation in April 2001. We purchased our original core business, which involved the third party administration of healthcare claims for large and small group employers from Dun & Bradstreet Corporation in 1994. We acquired a managing general underwriting business in 1998. These business units became unprofitable, and we disposed of them in a series of transactions during 2000 and 2001 while concentrating our focus on developing National Preferred Provider Network, which we had acquired in 1998. Upon completion of the disposition of the former businesses, we were left with a capital and debt structure that our remaining PPO network access core business was not able to service and we were unable to pay our senior secured debt when it matured in August of 2001. Our senior lenders entered into a forbearance agreement under which we operated until we completed a new credit facility and closed on a debt restructuring transaction on April 12, 2002.

We intend to use approximately $40.6 million of the proceeds from this offering to retire our senior indebtedness, repay other amounts and redeem the Series C convertible preferred stock that was issued to our senior lenders in connection with the debt restructuring, $5.4 million to secure our obligations under certain letters of credit, $5.0 million to satisfy certain obligations to HealthPlan Holdings, Inc., referred to as HealthPlan Holdings, under a converted promissory note, approximately $4.4 million to repay indebtedness owed to Centra Benefits Services, Inc., referred to as Centra, approximately $500,000 to repay notes to two of our directors and up to $             to repurchase after the offering an aggregate of up to 330,000 shares of our common stock from those of our senior lenders who elect to have us repurchase such shares from them at the price to the public of this offering, net of underwriting discounts and commissions. If we cannot obtain the funds in this offering to satisfy our obligations to our senior lenders and redeem the Series C convertible preferred stock, we will not proceed with the offering.

The following stockholders are also selling shares of our common stock in this offering pursuant to registration rights that allow them to include their shares in this offering:

•
our senior lenders are registering an aggregate of 30,000 shares of our common stock received as fees in connection with the 2002 restructuring and a 2001 amendment and limited waiver to our senior credit facility;

•
HealthPlan Holdings is registering 190,655 shares of our common stock received in connection with its purchase of our remaining third party administration and managing general underwriter businesses in 2001; and

•
New England Financial Distributors, LLC, referred to as New England Financial Distributors, is registering 54,874 shares of our common stock received in March of 2002 in connection with the conversion of a promissory note.

We have agreed that, 180 days following the closing of this offering, we will register the resale, on a registration statement on a delayed or continuous basis, called a shelf registration statement, of: (a) 110,700 shares held by certain accounts managed by DePrince, Race & Zollo, Inc., referred to as DePrince, Race & Zollo, an investment advisory firm of which one of our directors is a principal, pursuant to registration rights we granted to DePrince, Race & Zollo on behalf of these accounts at the time they purchased these shares from us in a private placement transaction; (b) any of the 330,000 shares that any of our senior lenders elect not to sell back to us in connection with this offering and any of the 30,000 shares owned by the senior lenders that are not sold in this offering; and (c) any of the 190,655 shares held by HealthPlan Holdings not sold in this offering.

For a detailed discussion of our new credit facility and other recent events affecting this offering, see “Recent Events Affecting this Offering.” For a detailed discussion of the registration rights granted to each of the selling stockholders and others, see “Description of Capital Stock—Registration Rights.”

Proposed Reverse Stock Split

Our board of directors has approved an amendment to our certificate of incorporation to effect a one-for-five reverse stock split of our common stock to become effective shortly prior to effectiveness of this offering, with no change in the number of authorized shares of our common stock. The amendment has been recommended to our stockholders for approval at the annual meeting of stockholders to be held on July 17, 2002. If the proposed reverse stock split is approved, the number of outstanding shares of our common stock will be reduced from 16,764,613 to 3,352,922 and upon completion of this offering the total number of outstanding shares of our common stock is expected to be approximately                . Except as specifically set forth in this prospectus (and other than in our consolidated financial statements and related notes and other financial data included in this prospectus, where such information is shown on both a historical and pro forma basis) all references to numbers of shares of our common stock and all per share prices and information have been adjusted to give effect to the proposed one-for- five reverse stock split.

RISKS

Our business and strategy are subject to numerous risks. See “Risk Factors” beginning on page 12 for information that you should consider before purchasing our common stock.

GENERAL

Our mailing address is 4010 Boy Scout Blvd., Suite 200, Tampa, Florida 33607-1742 and our principal telephone number at our executive offices is 813-353-2300. Our web site address is www.planvista.com. Information on our web site is not a part of this prospectus.

THE OFFERING

Common stock offered by us in this offering (1)	shares

Common stock offered by selling stockholders in this offering	275,529 shares

Common stock outstanding after the offering (2)	shares

Use of proceeds
We estimate that our net proceeds from this offering without exercise of the over-allotment option will be approximately $           million. We intend to use our net proceeds as follows (assuming a public offering price of $    per share):

• approximately $40.6 million to pay down debt and other amounts owed in connection with our restructured credit facility and to retire our Series C convertible preferred stock;

• $5.4 million to secure obligations under letters of credit;

• $5.0 million to repurchase shares from, and satisfy related obligations to, HealthPlan Holdings;

• approximately $4.4 million to repay indebtedness owed to Centra;

• approximately $500,000 to repay indebtedness owed to two of our directors;

• up to $ million to repurchase some or all of the 330,000 shares of our common stock issuable to our senior lenders; and

• the remainder for general corporate purposes. See “Use of Proceeds.”

The selling stockholders will receive the net proceeds from the sale of their shares in this offering and we will receive none of those proceeds.

New York Stock Exchange Symbol	“PVC”

(1)	shares if the underwriters exercise their over-allotment option in full.

(2)
Based on the number of shares outstanding as of             , 2002. Assumes that the Series C convertible preferred stock is retired with the proceeds of the offering, none of the 330,000 shares issued to our senior lenders upon closing are repurchased by us, 162,654 shares are repurchased from HealthPlan Holdings in connection with the satisfaction of the $5.0 million convertible note and the underwriters do not exercise their option to purchase an additional              shares. This number excludes:

•
                    shares reserved for issuance upon the exercise of warrants to be issued to our managing underwriter in the offering, Friedman, Billings, Ramsey & Co., Inc., at the time this offering is consummated; and

•	40,000 shares reserved for issuance upon the exercise of warrants issued to Centra.

SUMMARY FINANCIAL INFORMATION

The summary financial data for the years ended December 31, 1998, 1999, 2000 and 2001 are derived from our audited consolidated financial statements. The summary financial data for the three months ended March 31, 2001 and 2002 are derived from our unaudited consolidated financial statements. You should read this summary financial data along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and the notes thereto that are included in this prospectus beginning on page F-1.

Financial data for 1997 are not reflected in the table below because we acquired our current business in 1998. Prior to 1998, our primary business was the third party processing and administration of healthcare claims. During 2000 and 2001, we sold these businesses and the operating results are classified as discontinued operations in 1998, 1999, 2000 and 2001, and therefore, are not included in this presentation of Summary Financial Information.

	Year Ended December 31,				Three Months Ended March 31,
	1998	1999	2000	2001	2001	2002
	(in thousands, except per share data)
Operating revenue	$10,024	$18,691	$26,964	$32,918	$7,983	$7,949
Cost of services	12,103	17,458	18,817	26,194	5,694	5,654
Interest expense, net	5,540	7,364	10,237	11,970	1,817	2,558
Net income (loss)	9,698	104	(104,477)	(45,221)	(659)	669
Basic and diluted net income (loss) per share(1)	$0.67	$0.01	$(7.64)	$(3.11)	$(0.05)	$0.04
Pro forma basic net income (loss) per share(2)	$3.38	$0.04	$(38.20)	$(15.53)	$(0.24)	$0.22
Pro forma diluted net income (loss) per share(2)	$3.33	$0.04	$(38.20)	$(15.53)	$(0.24)	$0.21

(1)	Historical data without giving effect to the proposed one-for-five reverse stock split.

(2)	Pro forma to give effect to the proposed one-for-five reverse stock split.

We own or have rights to various trademarks and service marks used in our business. These include PlanVista, PayerServ and PlanServ. This prospectus also includes trademarks, service marks and trade names owned by other companies.

RECENT EVENTS AFFECTING THIS OFFERING

General

We were incorporated in Delaware in 1994, completed our initial public offering in May 1995 under the name HealthPlan Services Corporation and changed our name to PlanVista Corporation in April 2001. In 1994, we acquired from Dun & Bradstreet Corporation our original core business, which involved the third party administration of healthcare claims for large and small group employers. We acquired a managing general underwriting business in 1998. These business units became unprofitable and we disposed of them in a series of transactions during 2000 and 2001, while concentrating our focus on developing our National Preferred Provider Network, which we had acquired in 1998 for approximately $31.6 million in cash provided by proceeds from our senior lenders. In the 2000 sale, we received $35.1 million and the buyer assumed $1.5 million of additional current liabilities. Of these cash proceeds, we used $29.5 million to reduce our outstanding indebtedness to our senior lenders. We completed the disposition of our former business units in 2001 with the sale of our subsidiary, HealthPlan Services, Inc., referred to as HealthPlan Services, which contained the last of our third party administration business units as well as our managing general underwriter business unit, to HealthPlan Holdings. See “—HealthPlan Holdings.”

Restructured Credit Facility—Senior Lenders

Upon completion of the disposition of our former business units, we were left with a capital and debt structure that our remaining preferred provider network access core business was not able to service, and we were unable to pay our senior secured debt in the principal amount of approximately $69.0 million when it matured in August of 2001. We entered into a forbearance agreement with our senior lending group, which includes Wachovia Bank, National Association, referred to as Wachovia, as administrative agent, Bank of America, N.A., Fleet National Bank, SunTrust Bank, Credit Lyonnais, New York Branch, Cooperative Centrale Raiffeisen - Boerenleenbank B.A. “Rabobank” Nederland New York Branch, SouthTrust Bank, AmSouth Bank, Fifth Third Bank, Central Ohio and Hibernia National Bank, collectively referred to as our senior lenders. We operated under the forbearance agreement until we completed a new credit facility and closed on a debt restructuring transaction on April 12, 2002. Pursuant to this restructuring, we obtained a revised term loan for $40.0 million, which is secured by all of our assets, and exchanged $29.0 million of senior secured debt for 29,000 shares of Series C convertible preferred stock and an additional note for $184,872 with a maturity date of July 1, 2003. See “Description of Capital Stock—Preferred Stock—Series C Convertible Preferred Stock.” We also issued an aggregate of 15,000 shares of our common stock to our senior lenders as restructuring fees and an additional promissory note in the amount of $64,000 to Wachovia, representing administrative fees under the credit agreement that remained unpaid as of the closing of the restructuring transaction.

As a part of the restructuring, the senior lenders granted to us an option to terminate our senior credit facility and redeem all of our outstanding Series C convertible preferred stock (including any additional shares issued as dividends on that stock) by August 12, 2002. To exercise this option we must:

•	repay the $40.0 million term loan plus interest, plus all interest and principal due on the $184,872 additional note;

•	replace all existing letters of credit provided by our senior lenders, in the aggregate amount of approximately $5.4 million;

•	pay our lenders’ expenses in connection with various restructuring transactions, which we estimate to be approximately $0.3 million; and

•	issue to the lenders, on a pro rata basis, an aggregate of 330,000 shares of our common stock.

No further cash payment will be required to retire the Series C convertible preferred stock if we exercise this option. If we do not satisfy all of the conditions to pay off our senior credit facility and retire the Series C convertible preferred stock by August 12, 2002, we will lose the right to do so on those terms.

In addition, we have offered each lender an option, exercisable for ten days after notice of our satisfaction of the conditions of our option to terminate the senior credit facility and redeem all of our outstanding Series C convertible preferred stock, to sell to us, at the price per share of this offering, net of underwriting discounts and commissions, its allocable portion of the 330,000 shares. Any lender that elects not to sell its shares to us as provided will be required to agree not to sell any of its shares of our common stock during the 180 days following the closing of this offering, subject to certain exception. We intend to use a portion of the proceeds from this offering to exercise our option to retire the senior indebtedness and redeem the Series C convertible preferred stock, and to repurchase up to 330,000 shares of our common stock from those lenders who elect to sell their allocable portion of such shares to us under the terms described above. We expect that the total funds necessary to exercise this right will not exceed $            . If we cannot obtain the funds to retire the indebtedness and the Series C convertible preferred stock, we will not proceed with this offering. Therefore, if this offering is consummated, our senior credit facility will be terminated and there will be no outstanding Series C convertible preferred stock. For a description of the Series C convertible preferred stock, see “Description of Capital Stock—Preferred Stock—Series C Convertible Preferred Stock.”

In addition to the 15,000 shares of our common stock issued to the senior lenders as restructuring fees, the senior lenders also own an aggregate of 15,000 shares of our common stock that we issued to them as consideration for a prior amendment and limited waiver to our senior credit facility granted in connection with the sale of HealthPlan Services. We have granted various registration rights to our senior lenders with respect to those 30,000 shares and the 330,000 shares issuable in connection with our payout option. In this offering, we are registering the 30,000 shares currently owned by our senior lenders. Any shares owned by our senior lenders that are not sold in this offering will continue to be covered by the registration rights that we have granted with respect to those shares. In addition, if we complete this offering, we have agreed to register, on a shelf registration statement, after the expiration of the 180-day period following the closing of this offering, any of the 330,000 shares of our common stock issued to our senior lenders in connection with our payout option and not repurchased by us, as well as any of the 30,000 shares not then sold. The senior lenders will continue to have the right to require that we include any unsold shares on certain registration statements registering our securities for sale to the public, called piggy-back registration rights. For a discussion of the senior lenders’ registration rights, see “Description of Capital Stock—Registration Rights—Senior Lenders.”

As of May 31, 2002, we were in compliance with the loan covenants and other obligations under our indebtedness. We intend to terminate our credit facility in connection with this offering and will not complete this offering if we cannot do so. If we are unable to meet our financial obligations and satisfy the covenants as required under the restructured credit facility, there may be a material adverse effect on our business, financial condition and results of operations, and a significant adverse effect on the market value of our common stock. In the event this offering is not completed, we do not believe we will be able to generate sufficient cash flows from operations to repay our indebtedness to the senior lenders at maturity. In this event, we will explore strategic alternatives to reduce our obligations, recapitalize and provide additional liquidity. If we are unable to pay off these loans, our senior lenders may exercise any of their available remedies under the senior credit facility.

HealthPlan Holdings

In connection with our sale of HealthPlan Services to HealthPlan Holdings, HealthPlan Holdings assumed a working capital deficit of approximately $40.0 million and acquired the net assets of HealthPlan Services having a fair value of $30.0 million. As a partial offset to that deficit, we issued to HealthPlan Holdings 141,952 shares of our common stock. Following the closing of that transaction, we reimbursed HealthPlan Services approximately $4.3 million for certain pre-closing liabilities that they settled on our behalf and issued to HealthPlan Holdings an additional 20,393 shares as penalty shares relating to certain post-closing disputes with respect to those pre-closing liabilities. The primary source of the funds for the reimbursement to HealthPlan Services was raised in a $3.8 million private placement of our common stock to certain accounts managed by DePrince, Race & Zollo and the remainder was generated from our cash flow. We were required to register these 162,345 shares as soon as practicable after the closing of that transaction. On August 1, 2001 we filed a registration statement with respect to those 162,345 shares, as well as the 15,000 shares of our common stock then owned by our senior lenders and the 110,700 shares owned by DePrince, Race & Zollo discussed below, but did not satisfy our obligation to have that registration statement declared effective. As a result of our failure to timely register those shares, we were required to issue an additional 20,000 shares of our common stock to HealthPlan Holdings as a penalty payment, which are also subject to HealthPlan Holdings’ right to require that we register those shares on a registration statement upon its request, called a demand registration right, as well as shelf and piggy-back registration rights. We have also issued 20,000 shares of our common stock to HealthPlan Holdings as a penalty payment for failure to meet certain redemption obligations while the registration statement was pending, which are not covered by any registration rights. To further offset the working capital deficit in connection with the sale, we also issued to HealthPlan Holdings a $5.0 million note convertible into shares of our common stock. In connection with our debt restructuring, HealthPlan Holdings converted the $5.0 million note into 162,654 shares of our common stock. We have granted demand, shelf and piggy-back registration rights with respect to these shares. Our agreement with HealthPlan Holdings requires that we make up the difference between the proceeds from the disposition of these shares and $5.0 million, if any. To satisfy our obligations with respect to these shares, we have agreed to use a portion of the proceeds from this offering to pay $5.0 million to HealthPlan Holdings to repurchase the 162,654 shares, and HealthPlan Holdings has agreed to surrender the shares to us upon the payment of $5.0 million. We issued an additional 8,310 shares to HealthPlan Holdings in payment of interest accrued under the $5.0 million note prior to conversion. We agreed to register these shares immediately and have granted demand, shelf and piggy-back registration rights with respect to these shares.

In this offering, we are registering 190,655 of the shares currently owned by HealthPlan Holdings. HealthPlan Holdings has agreed that, if it elects not to sell all of such shares in this offering, it will sell none. Any shares owned by HealthPlan Holdings that are not sold in this offering will continue to be covered by the registration rights that we have granted with respect to those shares. However, in connection with this offering, HealthPlan Holdings has agreed that if it elects not to sell any of its shares in this offering, it will not effect any sales of shares of our common stock during the 180 days following the effective date of this offering (other than sales of any of the 162,654 shares we do not repurchase). We have also agreed that, following the 180-day lock up period, we will register on a shelf registration statement any of the 190,655 shares of our common stock that HealthPlan Holdings still holds. For a discussion of HealthPlan Holdings’ registration rights, see “Description of Capital Stock—Registration Rights—HealthPlan Holdings.”

New England Financial Distributors

In March 2002, we issued 54,874 shares of our common stock to New England Financial as partial payment for the restructuring of an outstanding promissory note. We granted immediate registration rights with respect to those shares. New England Financial subsequently assigned the shares to New England Financial Distributors. In this offering, we are registering the 54,874 shares owned by New England Financial Distributors to satisfy our obligation with respect to those shares. For a discussion of New England Financial Distributors’ registration rights, see “Description of Capital Stock—Registration Rights—New England Financial Distributors.”

DePrince, Race & Zollo

In July 2001, certain accounts managed by DePrince, Race & Zollo purchased 110,700 shares of our common stock from us in private placement transactions. In addition, we granted demand, shelf and piggy-back registration rights with respect to those shares. DePrince, Race & Zollo has, on behalf of its managed accounts, agreed not to sell those shares in this offering, exercise its registration rights or otherwise effect any sales of our common stock for a period of 180 days following the effective date of this offering. We have agreed that, after that period, we will register those shares on a shelf registration statement to satisfy our registration obligations to the accounts managed by DePrince, Race & Zollo. For a discussion of DePrince, Race & Zollo’s registration rights, see “Description of Capital Stock—Registration Rights—DePrince, Race & Zollo.” DePrince, Race & Zollo manages accounts that beneficially own 35.3% of our common stock. See “Principal and Selling Stockholders.”

Centra

On April 12, 2002, we issued convertible notes to Centra in the aggregate principal amount of $4.3 million, which accrue interest monthly at a compound rate of 12% per annum and mature on December 1, 2004, to replace notes in the aggregate principal amount of $4.0 million upon which we had defaulted as of December 31, 2001. The notes are immediately convertible into shares of our common stock at a price per share equal to the lesser of $31.99 (giving effect to the proposed one-for-five reverse stock split) or the average trading price of our common stock for the ten-day period immediately preceding notice of conversion. We also issued warrants to Centra to purchase 40,000 shares of our common stock, exercisable immediately at a price per share of $31.99 (giving effect to the proposed one-for-five reverse stock split) . We intend to use a portion of the proceeds of this offering to pay the total amount outstanding plus accrued interest under the convertible notes.

Participation in This Offering

As a result of the foregoing, in this offering, in addition to the shares of common stock that we are selling to raise the necessary funds to pay off our senior debt and redeem the Series C convertible preferred stock, and to be used for the other purposes described under “Use of Proceeds”, we are registering:

•	30,000 shares of our common stock owned by our senior lenders;

•	190,655 shares of our common stock owned by HealthPlan Holdings; and

•	54,874 shares of our common stock owned by New England Financial Distributors.

Following completion of this offering, any of these shares that are not sold in this offering, any shares held by these stockholders that are not included in this offering, the 110,700 shares beneficially owned by DePrince, Race & Zollo and any of the 330,000 shares to be issued to the senior lenders in connection with the exercise of our payout option that we do not repurchase will continue to be covered by the registration rights that we have granted with respect to those shares. The holders of these shares have agreed not to sell any of these shares, subject to certain exceptions, for a period of 180 days following the effective date of this offering, and we have agreed to register these shares on a shelf registration statement after the expiration of such 180-day lock-up period. For a description of the registration rights, see “Description of Capital Stock—Registration Rights.”

Proposed Reverse Stock Split

Our board of directors approved an amendment to our certificate of incorporation to effect a one-for-five reverse stock split of our common stock, with no change in the number of authorized shares of our common stock. The amendment has been recommended to our stockholders for approval at the next annual meeting of stockholders to be held on July 17, 2002. If the proposed reverse stock split is approved by our stockholders and implemented, each five shares of our common stock outstanding (including treasury stock) will, automatically on the effective date of the reverse stock split, combine into one share of our common stock, reducing the number of outstanding shares of our common stock from 16,764,613 to 3,352,922. The proposed reverse stock split is to become effective shortly prior to the effectiveness of the registration statement of which this prospectus forms a part. Except as specifically set forth in this prospectus (and other than in the consolidated financial statements and related notes and other financial data included in this prospectus, where such information is shown on both a historical and pro forma basis), all references to numbers of shares of our common stock and all per share prices and information have been adjusted to give effect to the proposed one-for-five reverse stock split.

RISK FACTORS

Before you invest in our common stock you should carefully consider the following factors and cautionary statements, as well as the other information set forth in this prospectus. If any of the following risks were to actually occur, our business, financial condition or results of operations could be materially harmed. As a result, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock.

Risks Related to Our Business

Our operating history is not indicative of our future performance.

We sold several units of our third party administration business in 2000 and sold the balance of that segment, as well as our managing general underwriting business, in June 2001. Revenue from discontinued operations was $202.9 million in 1999, $157.9 million in 2000 and $36.4 million in 2001, which significantly exceeded operating revenue from continuing operations in each of those years. Operating revenue from continuing operations was $18.7 million, $27.0 million and $32.9 million for the years ended December 31, 1999, 2000 and 2001, respectively. Accordingly, our operating history is not indicative of our future performance under our new business strategy of increasing the market share of our National Preferred Provider Network access business and building our PayerServ and PlanServ business units. This change in focus has resulted in a significant reduction in the size of our management and support operations. While our network access business historically operated as an independent part of our larger business, this change in focus requires it to operate with less support than was previously available and this may affect its performance. We are also facing new risks and challenges, including a lack of meaningful historical financial data upon which to plan future budgets and the other risks described in this prospectus.

In addition, our growth rate is partially attributable to healthcare expenditures nationally and the related growth of claims we process. We may not continue to grow in the future, and if we do grow, our growth may not be at or near historical levels.

Our business model is unproven.

Although our National Preferred Provider Network business unit began doing business in 1993, the increasing popularity and use of electronic claims and data processing tools and the Internet have occurred only recently and, as a result, the focus of our business has changed significantly. We did not begin our current focus on being a technology-enabled service provider until 2001, when we completed our sale of our third party administration and managing general underwriter businesses to HealthPlan Holdings and concentrated exclusively on medical cost management. At that time, we also began to build our PayerServ and PlanServ businesses, which did not begin earning revenue until the first quarter of 2002. Because our business has changed, it is difficult to evaluate due to the new risks and challenges we are facing. You should evaluate our prospects in light of the risks and uncertainties encountered by companies in the early stages of development, particularly companies in new and rapidly evolving markets. These risks include:

•	unpredictability of operating results and future revenues;

•	a concentration on relatively few customers;

•	unproven market acceptance of our new products;

•	dependence on healthcare payers, provider networks, strategic relationships and technology solutions;

•	industry consolidation and increased in-house performance of the services we offer;

•	increased competition; and

•	general economic and market conditions.

We may not be successful in addressing any or all of these risks. Any failure to address these risks could have a material adverse effect on our business, operating results and financial condition.

Our quarterly operating results may be volatile.

We will have difficulty predicting future revenues because we are implementing a new business strategy with our new outsourcing business units, PayerServ and PlanServ. We will also have difficulty in accurately forecasting revenues from sales of our services because we do not know the sales cycle involved in selling our new services, and we cannot predict customer claims experience. This makes it difficult to predict the quarter in which sales will occur. Any significant shortfall of revenues in relation to our expectations could cause significant declines in our quarterly operating results.

We have contingent obligations from the sale of our third party administration and managing general underwriter businesses.

In connection with the sale of our third party administration and managing general underwriter businesses in 2000 and 2001, we incurred indemnification obligations for representations, warranties and covenants and for liabilities arising prior to the sale of these businesses. Consequently, we have assumed the defense of a number of claims for liabilities arising prior to the sale of such businesses. In addition, in January 2002, Paid Prescriptions LLC initiated a breach of contract action against one of our former businesses, seeking $1.6 million to $2.0 million in compensation, and we are vigorously defending the action. We are also currently negotiating certain disputes regarding the closing balance sheet of the third party administration and managing general underwriter businesses sold to HealthPlan Holdings in June 2001 and other obligations. We have accrued approximately $1.8 million in reserves for potential or contingent liabilities. There may be unknown liabilities arising from our contingent obligations for which we have not established reserves or there may be liabilities for which we have not accrued adequate reserves and, if these liabilities were to occur, we might have to reorganize or liquidate under the bankruptcy laws in order to discharge them. Additionally, our established reserves for expected liabilities may not be adequate to handle such obligations. We cannot assure you of the outcome of any matter arising under our contingent obligations, and if the outcome is adverse, these obligations could have a material adverse effect on our operating results and financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Business—Legal Proceedings.”

We may lack funds for future requirements.

We may not be able to fund expansion, develop or enhance our products or services, or respond to competitive pressures if we lack adequate funds, which would hurt our business. We do not currently have an available line of credit with a lender, and we manage our business from existing cash flow. We may need to raise additional funds to operate our business, to develop new or enhanced services or to respond to competitive pressures. Although we are not currently planning to engage in any acquisitions and expect that all our growth will be internally generated, we may also need to raise additional funds in the event that an attractive expansion opportunity were to arise. If we were to raise additional funds by issuing debt securities, we would be required to pay interest on those securities, reducing our earnings and decreasing our available cash. In addition, the interests of holders of our common stock would be subordinated to those of our debt holders if we were to be liquidated. If we were to raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our stockholders would be diluted. Any new securities could have rights, preferences and privileges senior to those of the common stock. In addition, we cannot assure you that we would be able to issue and sell new securities to meet our additional funding needs.

We may be unable to adjust fixed expenses to compensate for revenue shortfalls.

Our expense levels are based, in part, on our expectations regarding future revenues, and our expenses are generally fixed, particularly in the short term. We may be unable to adjust spending in a timely manner to compensate for unexpected revenue shortfalls. A shortfall in revenues or a delay in the collection of outstanding accounts receivable could have an adverse impact on our ability to meet payment obligations to our lenders and vendors and could have a material adverse effect on our business, operating results and financial condition.

We owe overdue amounts to certain vendors.

We are late in payments to approximately 40 vendors in an aggregate amount of approximately $1.8 million. These amounts due primarily relate to professional services related to our discontinued operations, for which we remain obligated. While we are in the process of negotiating payment plans with these vendors, we cannot assure you that these vendors will not file a claim against us under bankruptcy law. Any such claim could result in our forced liquidation and could have a material adverse effect on our stockholders’ ability to realize the amount of their investment.

We have many competitors.

We face competition from HMOs, PPOs, third party administrators and other managed healthcare companies, such as Blue Cross Blue Shield, McKesson/HBOC, The Trizetto Group, Inc., HealthAxis, Avidyn/ppo One, Inc., Beech Street Corporation, MultiPlan, Inc., Private Healthcare Systems (PHCS) and Coalition America, Inc. We believe that, as managed care continues to gain acceptance in the marketplace and more sophisticated technology is adopted, our competition will increase. In addition, legislative reform may intensify competition in the markets we serve. Many of our current and potential competitors are significantly larger than we are and have greater financial and marketing resources than we have. We cannot assure you that we will continue to maintain our existing customers or our past level of operating performance. We also cannot assure you that we will be successful with any new products or in any new geographical markets that we may enter.

We may not be able to successfully manage our growth.

Our strategy is to expand through internal growth. Expenses arising from efforts to increase our market penetration may have a negative impact on operating results. As a result, we are subject to certain growth-related risks, including the risk that we will be unable to retain personnel or acquire the resources necessary to service our internal growth adequately. While we are pursuing an internal growth strategy, it is possible that we would consider an attractive opportunity for expansion by acquiring another company in our core business, assuming that our resources would permit us to make such an acquisition. If we seek to acquire another company, we may not be able to integrate the acquired business effectively.

We are highly dependent on our senior management.

We are highly dependent on our senior management, particularly our chief executive officer Phillip S. Dingle and our chief operating officer Jeffrey L. Markle. The loss of these members of our senior management team could harm us and our prospects significantly. We have employment agreements with each of Mr. Dingle and Mr. Markle, which renew for one-year terms automatically each May unless terminated by either party. For a description of our employment agreements, see “Management—Employment Agreements.”

A small number of customers account for a significant portion of our revenue.

The loss of one or more of our significant customers could cause our business to suffer. Our top three customers are Wausau Benefits, Inc., National Telephone Cooperation Association and American Mutual Insurance Company. These customers accounted for 10.6%, 6.0% and 8.4%, respectively, of our revenue for the year ended December 31, 2001. In addition, these customers accounted for 8.9%, 5.7% and 4.9%, respectively, of our revenue for the quarter ended March 31, 2002. We expect these customers to account for a significant portion of our revenue throughout 2002, and we expect that a small number of our customers will continue to account for a substantial portion of our revenue for the foreseeable future. Since the majority of our customer contracts are terminable within 30 days, any of these customers could terminate their relationship with us at any time. In addition, companies in the healthcare industry generally have been consolidating, resulting in a limited number of payers and PPOs controlling an increasing portion of claims. Therefore, we believe that our revenue will be largely dependent upon product acceptance by a smaller number of payers and PPOs. If we lose any one of our major customers or receive less favorable terms from any of our major customers, we will lose revenue, which would adversely affect our financial condition and results of operations.

The inability of our customers to pay for our services could decrease our revenue.

Our health insurance payer customers may be required to maintain restricted cash reserves and satisfy strict balance sheet ratios promulgated by state regulatory agencies. In addition, the financial stability of our payer customers may be adversely affected by physician groups or associations within their organizations that become subject to costly litigation or become insolvent. Our ability to collect fees for our services may become impaired if our payer customers are unable to pay for our services because they need to maintain cash reserves, if they fail to maintain required balance sheet ratios or if they become insolvent. Although we have not experienced any material problems with collecting fees for our services to date, any financial instability of our customers in the future could adversely affect our revenues.

The terms of our customer contracts provide no guarantee of long-term relationships or payments.

The majority of our contracts with our payer customers can be terminated on 30 days’ notice. In 2001, we had a customer turnover rate of 1.7%, representing the loss of 12 customer contracts. In 2002, we have lost six customers, representing an annualized turnover rate of 1.6%. In addition, the vast majority of our contracts contain payment terms that are based on a percentage of savings to the customer or on the number of covered employees. The termination of customer contracts, or our inability to achieve significant savings for our customers, would reduce the revenue we receive from our contracts.

Termination of PPO and provider contracts would impair our ability to service our customers.

All of our contracts with PPOs and providers contain provisions allowing these contracts to be terminated with as little as 30 days’ notice. The termination of these contracts by those parties would render us unable to provide network access to our customers and therefore would eliminate our ability to reprice claims and derive revenues. In 2001, we had a provider turnover rate of 9%, representing the loss of three provider contracts. In 2002, we have lost one provider network, representing an annualized turnover rate of 7%. Termination of these contracts or other changes in the manner in which these parties conduct their business are outside of our control and could negatively affect our ability to provide services to our customers.

Risks Related to Our Technology

Problems with our computers or other technology could negatively affect our business.

Aspects of our business depend upon our ability to store, retrieve, process and manage data and to maintain and upgrade our data processing capabilities. If our data processing capabilities were to be interrupted for any extended period of time, or if we were to lose stored data, experience failures in our backup operations or experience programming errors, or if other computer problems were to arise, we could lose customers and revenue.

We expect that our future growth will depend on our ability to process and manage claims data more efficiently and to provide more meaningful healthcare information to our customers than our competitors. We may not be able to efficiently upgrade our systems to meet future demands, and we may not be able to develop, license or otherwise acquire software to address these market demands as well or as readily as our competitors.

We are dependent on the growth of the Internet and electronic healthcare information markets.

Many of our products and services, such as ClaimPassXL v. 3.0, our Internet repricing system, are geared toward the Internet and electronic healthcare information markets. The Internet and electronic healthcare information markets are in the early stages of development and are rapidly evolving. A number of market entrants have introduced or developed products and services that are competitive with our products and services. We expect that additional companies will continue to enter these markets. In new and rapidly evolving industries, there is significant uncertainty and risk as to the demand for, and market acceptance of, recently introduced products and services. Because the markets for certain of our products and services are new and evolving, we are not able to predict the size and growth rate of those markets with any certainty. We cannot assure you that markets for our products and services will develop or that, if they do, they will be strong and continue to grow at a sufficient pace. If markets fail to develop, develop more slowly than expected or become saturated with competitors, our business prospects will be impaired.

Lack of Internet security could discourage users of our services.

The difficulty of securely transmitting confidential information over the Internet has been a significant barrier to conducting e-commerce and engaging in sensitive communications over the Internet. Our strategy relies in part on the use of the Internet to transmit confidential information. We believe that any well-publicized compromise of Internet security may deter people from using the Internet to conduct transactions that involve transmitting confidential healthcare information. We rely largely on our security systems, confidentiality procedures and employee non-disclosure agreements to maintain the confidentiality and security of confidential information. It is possible that third parties could penetrate our network security or otherwise misappropriate patient information and other data. If this happens, our operations could be interrupted, and we could be subject to liability. We may have to devote significant financial and other resources to protecting against security breaches or to alleviating problems caused by breaches. We could face financial loss, litigation and other liabilities to the extent that our activities or the activities of third party contractors involving the storage and transmission of confidential information like patient records or credit information are compromised. In addition, we could incur additional expenses if new regulations regarding the use of personal information are introduced.

Our intellectual property needs constant protection.

We rely largely on our own security systems, confidentiality procedures and employee nondisclosure agreements to maintain the confidentiality and security of our proprietary information, including our trade secrets and internally-developed computer applications. If third parties gain unauthorized access to our information systems, or if anyone misappropriates our proprietary information, this may have a material adverse effect on our business and results of operations. In addition, our technology has not been patented nor have we registered any copyrights with respect to such technology. Trade secrets laws offer limited protection against third party development of competitive products or services. Lacking the protection of patents or registered copyrights for our internally-developed software and software applications, we are more vulnerable to misappropriation of our proprietary technology by third parties or competitors. Because we believe that our software and software applications are valuable to us, the failure to adequately protect our technology could adversely affect our business.

We may be subject to trademark and service mark infringement claims in the future.

As our competitors’ healthcare information systems increase in complexity and overall capabilities, and the functionality of these systems further overlap, we could be subject to claims that our technology infringes on the proprietary rights of third parties. These claims, even if without merit, could subject us to costly litigation and could require the resources, time and attention of our technical, legal and management personnel to defend. The failure to develop non-infringing technology or tradenames, or to obtain a license on commercially reasonable terms, could adversely affect our operations and revenues.

If our ability to expand our network infrastructure is constrained in any way, we could lose customers and damage our operating results.

We must continue to expand and adapt our network and technology infrastructure to accommodate additional users, increased transaction volumes and changing customer requirements. We may not be able to accurately project the rate or timing of increases, if any, in the volume of transactions we reprice or otherwise service or be able to expand and upgrade our systems and infrastructure to accommodate such increases. We may be unable to expand or adapt our network infrastructure to meet additional demand or our customers’ changing needs on a timely basis, at a commercially reasonable cost or at all. Our current information systems, procedures and controls may not continue to support our operations while maintaining acceptable overall performance and may hinder our ability to exploit the market for healthcare applications and services. Service lapses could cause our users to switch to the services of our competitors.

Risks Related to Our Industry

Government regulation of the healthcare industry may change and adversely affect our business.

During the past several years, the healthcare industry has been subject to increasing levels of government regulation of, among other things, reimbursement rates and certain capital expenditures. In addition, proposals to reform the healthcare system have been considered by Congress. These proposals, if enacted, may further increase government involvement in healthcare, lower reimbursement rates and otherwise adversely affect the healthcare industry which could adversely affect our business. The impact of regulatory developments in the healthcare industry is complex and difficult to predict, and our business could be adversely affected by existing or new healthcare regulatory requirements or interpretations.

Participants in the healthcare industry, such as our payer and provider customers, are subject to extensive and frequently changing laws and regulations, including laws and regulations relating to the confidential treatment and secure transmission of patient medical records and other healthcare information. Legislators at both the state and federal levels have proposed additional legislation relating to the use and disclosure of medical information, and the federal government is likely to enact new federal laws or regulations in the near future. Pursuant to the Health Insurance Portability and Accountability Act of 1996, the Department of Health and Human Services recently issued a series of regulations setting forth security, privacy and transactions standards for all health plans, clearinghouses and healthcare providers to follow with respect to individually identifiable health information. Compliance with the regulations regarding electronic transactions initially was required by October 16, 2002, but has been extended until October 16, 2003 if a compliance plan is submitted to the Department of Health and Human Services by October 16, 2002. The plan must include a budget, schedule, work plan and implementation strategy for achieving compliance. The Department of Health and Human Services has also issued final privacy regulations under the Health Insurance Portability and Accountability Act, with a scheduled compliance date of April 14, 2003, and proposed Health Insurance Portability and Accountability Act security regulations. However, the Department of Health and Human Services recently proposed modifications to the final Health Insurance Portability and Accountability Act privacy regulations. Many of our customers will also be subject to state laws implementing the federal Gramm-Leach-Bliley Act, relating to certain disclosures of nonpublic personal health information and nonpublic personal financial information by insurers and health plans.

Our payer, PPO and provider customers must comply with the Health Insurance Portability and Accountability Act, its regulations and other applicable healthcare laws and regulations, and, under certain circumstances, we may be obligated to comply with the Health Insurance Portability and Accountability Act. Accordingly, in order for our products and services to be marketable, they must contain features and functions that permit compliance with these laws and regulations. Moreover, because some Health Insurance Portability and Accountability Act regulations have yet to be issued and because even final Health Insurance Portability and Accountability Act regulations may be subject to additional modification or amendment, our products may require modification in the future. If we fail to offer solutions that permit compliance with applicable laws and regulations, our business will suffer. Our customers perform services that are governed by numerous other federal and state civil and criminal laws, and in recent years have been subject to heightened scrutiny on claims practices, including fraudulent billing and paying practices. Violations of these laws may lead to criminal and or civil fines, penalties or sanctions such as loss of licensing or exclusion from participation in federal healthcare programs. To the extent that our customers’ reliance on any of the services we provide contribute to such violations, we could be subject to indemnification claims from our customers or be included as part of any investigation of our customers’ practices. Any of these results could have a material adverse effect on our business, financial condition and operating results. Federal and state consumer laws and regulations may apply to us when we provide claims services and a violation of any of these laws could subject us to fines or penalties. In addition, while we are currently not subject to licensing requirements for the services we provide, healthcare regulations are constantly evolving. It is therefore possible that we will be subject to future licensing requirements in any of the states we currently perform services, or that one or more particular states may deem our activities to be analogous to those engaged in by other participants in the healthcare industry that are now subject to licensing and other requirements. Moreover, laws governing participants in the healthcare industry are not uniform among states. This could require us to undertake the expense and difficulty of obtaining any required licenses and creates the risk that we would not be able to meet the licensing requirements imposed by any particular state. Further, it also means that we may have to tailor our products in order for our customers to be in compliance with applicable state and local laws and regulations.

Part of our business is subject to government regulation relating to the Internet that could impair our obligations.

We offer a number of Internet-related products. The Internet and its associated technologies are subject to increasing government regulation. A number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governments and agencies. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, on-line content regulation, user privacy, taxation and quality of products and services. Many existing laws and regulations were enacted prior to the advent of the Internet and do not adequately cover the methods of the Internet-based software and information technology solutions we offer. We believe, however, that these laws may be applied to us. New legal requirements or interpretations applicable to the Internet could decrease the growth in the use of the Internet, limit the use of the Internet for our products and services or prohibit the sale of a particular product or service, increase our cost of doing business, or otherwise have a material adverse effect on our business, results of operations and financial condition. To the extent that we choose to market our products and services outside the United States, the international regulatory environment relating to the Internet and healthcare services could also have an adverse effect on our business.

Consolidation in the healthcare industry may give our customers greater bargaining power and lead us to reduce our prices.

Many healthcare industry participants are consolidating to create integrated healthcare delivery systems with greater market power. As provider networks and managed care organizations consolidate, competition to provide products and services such as those we provide will become more intense, and the importance of establishing and maintaining relationships with key industry participants will become greater. These industry participants may try to use their market power to negotiate price reductions for our products and services. If we are forced to reduce our prices, our margins will decrease unless we are able to achieve corresponding reductions in expenses.

Risks Related to Our Common Stock

Outstanding registration rights and convertible securities may depress our stock price or be dilutive to stockholders.

Upon the closing of this offering, there will be              shares of our common stock outstanding (             shares if the underwriters exercise their over-allotment option in full), assuming none of the 330,000 shares of common stock to be issued to our senior lenders are repurchased and 162,654 shares are repurchased from HealthPlan Holdings in connection with the satisfaction of the $5.0 million convertible note. We have granted various registration rights with respect to an aggregate of 650,229 shares of our common stock. Of these, (i) 275,529 shares are being registered and offered for sale in this offering, (ii) we intend to repurchase 162,654 shares with the proceeds from this offering and (iii) we will offer to repurchase up to 330,000 shares with the proceeds from this offering. To the extent that shares are not sold in this offering or repurchased by us after this offering, the holders of 220,655 of such shares have agreed, subject to certain exceptions, not to sell any shares of our common stock for a period of 180 days following the effective date of this offering. We have agreed that, following the 180-day lock-up period, we will register on a shelf registration statement (1) up to 440,700 of the shares currently covered by registration rights not included on this registration statement, (2) any of the 30,000 shares owned by the senior lenders not sold in this offering and (3) any of the 190,655 shares owned by HealthPlan Holdings included on this registration statement not sold in this offering and any of the 162,654 shares held by HealthPlan Holdings that we do not repurchase. Holders of 264,000 shares with piggy-back registration rights have not agreed to the 180-day lock-up period but have waived their right to participate in this offering and the subsequent shelf registration. Any shares not sold either in this offering or pursuant to the shelf registration statement or repurchased by us will continue to have the registration rights that we have granted. For a description of outstanding registration rights, see “Description of Capital Stock—Registration Rights.” For a discussion of the impact of these shares on this offering, see “Recent Events Affecting this Offering.”

In addition, we have warrants and options outstanding to purchase up to 415,527 additional shares of our common stock and have agreed to issue warrants to purchase up to              additional shares of our common stock to Friedman, Billings, Ramsey & Co., Inc., our managing underwriter, upon the closing of this offering. We also have reserved an aggregate of 137,583 shares of common stock for future issuance to our officers, non-employee directors, employees and consultants pursuant to our existing stock incentive plans and will reserve an additional 600,000 shares for issuance upon exercise of options eligible to be granted under our proposed 2002 Employee Stock Option Plan, of which we expect to grant              options shortly following this offering. Future sales of substantial amounts of common stock, or the perception that such sales could occur, could have a material adverse effect on the price of our common stock.

Our stock price has been volatile and may continue to fluctuate.

Our common stock has experienced significant price and volume fluctuations recently. Giving effect to the proposed one-for-five reverse stock split, our stock price ranged from a high of $47.20 per share to a low of $20.70 per share during the year ended December 31, 2001. Giving effect to the proposed one-for-five reverse stock split, on June 27, 2002, our closing stock price was $17.65 per share. These fluctuations are not necessarily directly related to our operating performance. Our stock may not continue to trade at the current price level and we cannot predict the effect that the proposed reverse stock split will have on the trading price of our common stock. Please see “Price Range of Common Stock” for more information on the trading price of our common stock.

The market price for our common stock may continue to fluctuate widely in response to factors such as the following:

•	failure to meet our product development and sales milestones;

•	demand for our common stock;

•	technological innovations by us or our competitors or in competing technologies;

•	new product announcements by us or by our competitors;

•	timeliness in introduction of new products;

•	announcements by us or our competitors of significant contracts, acquisitions, partnerships, joint ventures or capital commitments;

•	failure to successfully build our new outsourcing business units;

•	revenues and operating results failing to meet the expectations of securities analysts or investors in any quarter;

•	announcements by third parties of significant claims or proceedings against us;

•
disclosure of unsuccessful results in our efforts to expand our ability to manufacture, market, sell and distribute our products or in our ability to enhance our existing products or develop new products;

•	changes in financial estimates by securities analysts;

•	investor perception of our industry or its prospects; or

•	general technological or economic trends.

Many of these factors are beyond our control. In addition, the stock market has in the past experienced price and volume fluctuations that have particularly affected companies in the healthcare and managed care markets, resulting in changes in the market price of the stock of many companies which may not have been directly related to the operating performance of those companies.

The volatility of our common stock could subject us to costly litigation.

Some companies that have experienced volatility in the market price of their stock have been sued in securities class action litigation. In light of the fluctuations in our stock price, it is possible that we may be the subject of securities class action litigation in the future. This type of litigation is generally costly and often results in a diversion of management’s attention and resources and could harm our business, prospects, results of operations and financial condition.

Certain of our existing stockholders have significant voting control over matters requiring stockholder approval.

Prior to this offering, our executive officers, directors, key employees and their affiliates beneficially own, in the aggregate, approximately 39.9% of our outstanding common stock, 36.4% of which is attributed to John Race as principal of DePrince, Race & Zollo, which manages certain investment accounts. Our other existing 5% or greater stockholders beneficially own, in the aggregate, approximately 25.6% of our outstanding common stock. Upon completion of this offering, these percentages will be             %,             % and             %, respectively, assuming no exercise of the underwriters’ overallotment option. As a result, these stockholders are, and will continue to be, able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which may have the effect of delaying or preventing a third party from acquiring control of us.

Provisions contained in Delaware law, our charter and our bylaws may restrict the ability of a third party to take over our company, prevent investors from receiving a “control premium” for their shares and prevent or frustrate any attempt to replace or remove the current management of our company by our stockholders.

Provisions contained in our amended and restated certificate of incorporation and bylaws, as well as Delaware corporate law, may delay, defer or prevent an attempt by a third party to take over our company, which may prevent our stockholders from receiving a “control premium” for their shares. For example, these provisions may defer or prevent tender offers for our common stock or purchases of large blocks of our common stock, thereby limiting the opportunities of our stockholders to receive a premium over then-prevailing market prices for their common stock. In addition, such provisions may prevent or frustrate our stockholders from replacing or removing our current management. These provisions include the following:

•
Delaware anti-takeover statute.    Section 203 of the Delaware General Corporation Law, which contains anti-takeover provisions that could have the effect of delaying or preventing a change in control of our company.

•
Right to issue preferred stock/rights plans.    Our certificate of incorporation allows us to issue preferred stock with rights senior to those of the common stock without any further vote or action by the holders of common stock. Our board of directors may in the future issue shares of preferred stock or rights to acquire preferred shares to implement a stockholder rights plan. A stockholder rights plan creates financial impediments that discourage persons seeking to gain control of a company by means of a merger, tender offer, proxy contest or otherwise if the board of directors determines that a change in control is not in the best interests of stockholders.

•
Series C convertible preferred stock.    Our board recently exercised its right to issue preferred stock without any action by the holders of common stock by designating the Series C convertible preferred stock, which has the right to convert into 51% of the outstanding common stock, after giving effect to such conversion. We intend to use a portion of the proceeds of this offering to redeem the Series C convertible preferred stock.

•
Classified board.    As long as at least 12,000 shares of our Series C convertible preferred stock are outstanding, the board of directors will be classified into Class A and Class B directors, with the Series C convertible preferred stock having the sole voting power, as a class, to elect the Class B directors. The Class B directors currently comprise three of seven seats on our board, but will comprise four of seven seats on the board if certain events occur. In addition, under Delaware law, a director on a classified board may only be removed for cause unless the certificate of incorporation of the company otherwise provides. Other than upon the occurrence of certain events described in “Description of Capital Stock—Series C Convertible Preferred Stock” providing for removal of a director by our Series C convertible preferred stockholders, our certificate of incorporation is silent on this issue. Therefore, our directors may otherwise only be removed for cause. We intend to use a portion of the proceeds of this offering to redeem the Series C convertible preferred stock. Therefore, following this offering, our board of directors will no longer be classified and will be elected entirely by the holders of our common stock.

These provisions could deprive stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company may otherwise discourage a potential acquirer from attempting to obtain control of our company or may frustrate an attempt by stockholders to remove or replace our management. For more information about these matters, please see the information under the heading “Description of Capital Stock.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The use of the words “believe,” “expect,” “anticipate,” “intend,” “plans,” “estimate,” “assume,” “projects,” “should,” “could,” “may,” and other similar expressions, or their negations, generally identify forward-looking statements. Forward-looking statements include, without limitation, statements relating to business strategy and prospects, industry trends and changes, continued acceptance and growth of our business, dependence on significant customers, future capital expenditures, sources and availability of capital and governmental regulations and their effect on us and our competition. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other forward-looking information.

When considering the forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. You should exercise caution in interpreting and relying on, and should not place undue reliance on, forward-looking statements, which reflect our management’s views as of the date of this prospectus and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control and could materially affect our actual results, performance or achievements. Some of the factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, the matters discussed under the caption “Risk Factors.”

We caution you that, while forward-looking statements reflect our good faith beliefs, these statements are not guarantees of future performance, results, levels of activity or achievements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. In addition, we disclaim any obligation to publicly update or revise any forward-looking statement after the date of this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive approximately $             in net proceeds from the sale of shares by us in this offering ($             million if the underwriters’ over-allotment option is exercised in full), assuming a public offering price of $             per share and after deducting underwriting discounts and commissions and our estimated expenses for this offering. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. We intend to use the net proceeds we will receive from the sale of our common stock in the offering as follows:

•
first, approximately $40.1 million for the repayment of our senior secured term loan including accrued interest (which bears interest at a variable rate, generally prime plus 1%, and matures on May 31, 2004) allocated to each senior lender as follows:

•	approximately $6.3 million to Wachovia;

•	approximately $5.7 million to Bank of America, N.A.;

•	approximately $4.6 million to Fleet National Bank;

•	approximately $4.6 million to SunTrust Bank;

•	approximately $4.0 million to Credit Lyonnais, New York Branch;

•	approximately $4.0 million to Cooperative Centrale Raiffeisen - Boerenleenbank B.A. “Rabobank” Nederland, New York Branch;

•	approximately $4.0 million to SouthTrust Bank;

•	approximately $2.3 million to AmSouth Bank;

•	approximately $2.3 million to Fifth Third Bank, Central Ohio; and

•	approximately $2.3 million to Hibernia National Bank;

•
then, approximately $173,000 for the repayment of the remaining principal balance and accrued interest of our $184,872 additional note to our senior lenders (which bears interest at prime plus 1% and matures on July 1, 2003);

•
then, approximately $64,500 for the repayment of our $64,000 note to Wachovia, as administrative agent, including accrued interest (which bears interest at the Federal Funds Rate and matures on May 31, 2004);

•	then, approximately $300,000 for repayment of fees and expenses of the senior lenders;

•	then, $5.4 million to secure our obligations under certain letters of credit;

•	then, $5.0 million to redeem the 162,654 shares of our common stock that we issued to HealthPlan Holdings and satisfy our obligation to them under a converted promissory note;

•	then, approximately $4.4 million for the repayment of notes payable to Centra including accrued interest (which bear interest at 12% and mature on December 1, 2004);

•	then, approximately $250,000 to repay indebtedness owed to John D. Race, one of our directors (which bears interest at prime plus 4% and matures on December 1, 2004);

•	then, approximately $250,000 to repay indebtedness owed to William L. Bennett, one of our directors (which bears interest at prime plus 4% and matures on December 1, 2004);

•	then, up to approximately $ to repurchase some or all of the 330,000 shares of our common stock to be issued to our senior lenders at the closing of this offering; and

•	then, any remainder for working capital.

Until we use any available net proceeds dedicated for working capital in our business, we intend to invest them in investment-grade, interest-bearing investments.

DIVIDEND POLICY

We have not paid dividends since October 1999 and our current credit agreement prohibits the payment of dividends. Notwithstanding the termination of our credit agreement upon consummation of this offering, we have no present plans to pay any dividends on our stock because we intend to retain all earnings, if any, in order to expand our operations and pay down debt.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the New York Stock Exchange under the ticker symbol “PVC.” Prior to April 19, 2001, our stock traded on the New York Stock Exchange under the ticker symbol “HPS.” The following table shows the high and low reported closing sale prices per share for our common stock as reported by the New York Stock Exchange for the periods indicated (giving effect to the proposed one-for-five reverse stock split):

Year Ending December 31, 2002	High	Low
First Quarter	$32.00	$21.25
Second Quarter (through June 27, 2002)	31.50	17.65

Year Ended December 31, 2001
First Quarter	$47.20	$31.00
Second Quarter	41.75	33.00
Third Quarter	39.85	21.00
Fourth Quarter	29.15	20.70

Year Ended December 31, 2000
First Quarter	$40.00	$17.50
Second Quarter	24.40	8.15
Third Quarter	27.80	9.40
Fourth Quarter	50.95	24.05

There were 154 registered holders of our common stock on June 13, 2002. On June 27, 2002, the closing sale price of our stock reported by the New York Stock Exchange was $17.65 (giving effect to the proposed one-for-five reverse stock split).

CAPITALIZATION

The following table shows our capitalization as of March 31, 2002 (giving effect to the proposed one-for-five reverse stock split):

•	on an actual basis;

•	on a pro forma basis to give effect to our April 12, 2002 restructuring as if it had occurred on March 31, 2002; and

•
on a pro forma, as adjusted basis to give effect to the April 12, 2002 restructuring and to the issuance and sale of                  shares of common stock by us in this offering (at an assumed offering price of $        per share), after deducting underwriting discounts and commissions and estimated offering expenses and after application of the proceeds as described in “Use of Proceeds,” including the redemption of the Series C convertible preferred stock and assuming the repurchase of none of the 330,000 shares of our common stock to be issued to the Series C convertible preferred stockholders in connection with the closing of this offering and the repurchase of 162,654 shares from HealthPlan Holdings in connection with the satisfaction of the $5.0 million convertible note.

	March 31, 2002
	Actual	Pro Forma(1)	Pro Forma as Adjusted
	(in thousands)
Cash and cash equivalents	$387	$262	$

Long-term debt, including current portion:
Line of credit	64,681	40,000
Centra Note	9,000	4,288
HealthPlan Holdings Note	5,000	—
Other Notes	1,375	564
Common stock (with make whole provisions)	—	5,000
Stockholders’ equity:
Convertible redeemable preferred stock: $0.01 par value; 20,000,000 shares authorized; 0 shares issued and outstanding actual; Series C convertible preferred stock: $0.01 par value; 40,000 shares authorized and 29,000 shares issued and outstanding pro forma; 0 shares issued and outstanding pro forma as adjusted	—	29,000		—
Common stock: $0.01 par value; 100,000,000 shares authorized; 3,164,885 shares issued and outstanding actual; 3,327,539 pro forma; and pro forma as adjusted(2)	158	158
Additional paid-in capital	94,286	99,277
Treasury stock at cost: 13,597 shares	(38)	(38)
Accumulated deficit	(144,845)	(144,970)

Total stockholders’ equity	(50,439)	(16,573)

Total capitalization	$24,655	$33,279	$

(1)	The pro forma column reflects the following adjustments to reflect the effects of the restructuring of our indebtedness on April 12, 2002 as if it had occurred on March 31, 2002:

•	cash and cash equivalents reflect a payment on account of $125,000 for professional services in accordance with the terms of the restructuring; and

•	long-term debt, including current portion, Series C convertible preferred stock, common stock and additional paid-in capital are adjusted to reflect the following:

•
conversion of the $5.0 million note payable to HealthPlan Holdings into 162,654 shares of our common stock. These shares contain provisions which require us to make the difference between the proceeds from their disposition and $5.0 million;

•	issuance of a $184,872 promissory note payable in accordance with the terms of the restructuring;

•	issuance of a $64,000 promissory note payable to Wachovia for accrued and unpaid agent fees;

•	reclassification of $4.3 million of accrued and unpaid interest and fees related to our restructured debt to long-term debt in accordance with the terms of the restructuring;

•	reclassification of $287,500 of accrued and unpaid interest related to our notes payable to Centra that was included in the $4.3 million of notes payable to Centra that was restructured; and

•
issuance of 29,000 shares of our Series C convertible preferred stock in exchange for $29.0 million of indebtedness owed to our lenders in accordance with the terms of the restructuring. The value of such preferred shares will be determined based upon an independent third party valuation currently in process. We are required to make a comparison between the future cash outflows associated with the restructured facility and the carrying value related to the previous credit facility. The carrying value of the restructured facility would be the same as the carrying value of the previous obligations, less the fair value of the preferred stock or common stock warrants issued.

(2)
Excludes 375,527 shares reserved for issuance upon the exercise of currently outstanding options granted under our stock option plans, an additional 137,583 shares reserved for issuance under our various existing plans, 600,000 shares to be reserved for issuance upon the exercise of options eligible to be granted under our proposed 2002 Employee Stock Option Plan, of which we expect to grant                 options shortly following this offering, and              shares reserved for issuance upon conversion of warrants (including              shares in connection with warrants to be issued to Friedman, Billings, Ramsey & Co., Inc. upon closing of this offering).

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial data have been derived from our audited consolidated financial statements as of and for the years ended December 31, 1998, 1999, 2000 and 2001 and our unaudited consolidated financial statements for the three months ended March 31, 2001 and 2002 and as of March 31, 2002. Operating results for the three months ended March 31, 2002 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2002 or any other period. The following selected historical consolidated financial data should be read in conjunction with our consolidated financial statements, the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Financial data for 1997 are not reflected in the table below because we acquired our current business in 1998. Prior to 1998, our primary business was the third party processing and administration of healthcare claims. During 2000 and 2001, we sold these businesses and the operating results are classified as discontinued operations in 1998, 1999, 2000 and 2001, and therefore, are not included in this presentation of Selected Consolidated Financial Information.

	Year Ended December 31,				Three Months Ended March 31,
	1998	1999	2000	2001	2001	2002
	(in thousands, except per share data)
Statement of Operations Data:
Operating revenue	$10,024	$18,691	$26,964	$32,918	$7,983	$7,949
Cost of services:
Agent commissions	30	110	295	308	105	80
Personnel expense	4,937	8,189	8,301	9,137	2,357	2,327
General and administrative expenses:
Network access fees	1,894	2,521	3,896	5,343	1,132	1,287
Bad debt expense	—	624	649	3,348	267	475
Other general and administrative	4,028	4,087	3,993	6,213	1,344	1,373
Depreciation and amortization	1,214	1,927	1,683	1,845	489	112

Total cost of services	12,103	17,458	18,817	26,194	5,694	5,654
Loss on impairment of intangible assets	—	—	5,513	—	—	—
(Gain) loss on sale of investments	(33,240)	(4,630)	(332)	2,503	—	—
Interest expense, net	5,540	7,364	10,237	11,970	1,817	2,558
Other expense (income)	11,921	208	1,120	(47)	285	—

Income (loss) before provision (benefit) for income taxes, minority interest, discontinued operations, loss on sale of discontinued operations, extraordinary loss, and cumulative effect of change in accounting principle	13,700	(1,709)	(8,391)	(7,702)	187	(263)
Income (loss) before discontinued operations, loss on sale of discontinued operations, extraordinary loss and cumulative change in accounting principle	7,836	(1,041)	(5,128)	(34,513)	145	669

Net income (loss)	$9,698	$104	$(104,477)	$(45,221)	$(659)	$669

Historical(1):
Basic and diluted net income (loss) per share from continuing operations before minority interest, discontinued operations, loss on sale of discontinued operations, extraordinary loss, and cumulative effect of change in accounting principle	$0.55	$(0.08)	$(0.37)	$(2.37)	$0.01	$0.04

	Year Ended December 31,				Three Months Ended March 31,
	1998	1999	2000	2001	2001	2002
	(in thousands, except per share data)
Basic and diluted net income (loss) per share	$0.67	$0.01	$(7.64)	$(3.11)	$(0.05)	$0.04
Dividends declared per share of common stock	—	0.4125	—	—	—	—
Average common shares outstanding:
Basic	14,353	13,742	13,679	14,558	13,702	15,521
Diluted	14,584	13,922	13,679	14,558	13,702	15,910
Pro Forma(2):
Basic net income (loss) per share from continuing operations before minority interest, discontinued operations, loss on sale of discontinued operations, extraordinary loss, and cumulative effect of change in accounting principle	$4.77	$(0.38)	$(1.88)	$(11.86)	$0.05	$0.22
Diluted net income (loss) per share from continuing operations before minority interest, discontinued operations, loss on sale of discontinued operations, extraordinary loss, and cumulative effect of change in accounting principle	4.69	(0.38)	(1.88)	(11.80)	0.05	0.21
Basic net income (loss) per share	3.38	0.04	(38.20)	(15.53)	(0.24)	0.22
Diluted net income (loss) per share	3.33	0.04	38.20	15.53	(0.64)	0.21
Dividends declared per share of common stock	—	2.0625	—	—	—	—
Average common shares outstanding:
Basic	2,870	2,748	2,735	2,911	2,740	3,104
Diluted	2,916	2,748	2,735	2,911	2,740	3,182

	As of December 31,				As of March 31, 2002
	1998	1999	2000	2001
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,291	$—	$482	$395	$387
Working capital	(93,903)	(44,329)	(104,859)	(7,901)	(6,856)
Total assets	217,002	236,683	104,668	40,125	43,550
Total debt	97,322	95,762	66,038	76,086	75,056
Stockholders’ equity (deficit)	91,652	86,281	(20,340)	(53,290)	(50,439)

	Year Ended December 31,				Three Months Ended March 31,
	1998	1999	2000	2001	2001	2002
Other Data:
Total claims processed	1,068,463	1,373,282	2,141,299	2,897,431	631,140	913,281
Internet claims processed	2,237	73,491	81,900	315,146	28,953	108,485

(1)	Historical data without giving effect to the proposed one-for-five reverse stock split.
(2)	Pro forma data giving effect to the proposed one-for-five reverse stock split.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with our consolidated financial statements, which appear elsewhere in this prospectus. To the extent that this discussion is more limited than the information in the consolidated financial statements, you should rely on the consolidated financial statements.

Introduction

We provide technology-enabled medical cost management solutions for the healthcare industry. We provide integrated national preferred provider network access, electronic claims repricing, and claims and data management services to healthcare payers, such as insurance carriers, self-insured employers, HMOs, third party administrators and other entities that pay claims on behalf of health plans, as well as PPOs and participating healthcare service providers.

We earn revenue in the form of fees generated from the repricing of medical claims for our healthcare payer customers. We generally enter into agreements with our healthcare payer customers under which they pay to us a percentage of the cost savings they realize from our network discounts with PPOs and providers. We recognize this revenue when claims processing and administrative services have been performed. A portion of our revenue is generated from customers that pay us a monthly fee based on eligible employees enrolled in a benefit plan covered by our health benefits payer customers. We recognize our monthly fee revenue at the time the services are provided. Revenue related to our PayerServ and PlanServ business units is earned on a per claim basis at the time the claims repricing and claims and network data management services are provided.

Our expenses generally consist of fees incurred to PPOs to provide access to their networks for our customers, compensation and benefits costs for our employees, occupancy and related costs, general and administrative expenses associated with operating our business, taxes and debt service obligations.

On April 12, 2002, we completed a restructuring of our credit facility with our senior lenders as well as certain other credit obligations. Under the terms of the restructured facility, our indebtedness was restructured by reducing our term loan with our senior lenders to $40.0 million, issuing to them $29.0 million of our Series C convertible preferred stock and an additional note in the amount of $184,872, and a note in the amount of $64,000 to Wachovia representing unpaid administrative fees through the date of the restructuring. In connection with this restructuring, we issued our senior lenders 15,000 shares of common stock as a restructuring fee. As a result of the restructuring transaction, a $5.0 million subordinated note automatically converted into shares of our common stock with respect to which we have an obligation to ensure the holder’s receipt of $5.0 million upon the sale of such shares, including our obligation to issue and distribute to such holder as many additional shares of our common stock as may be necessary for the holder to realize an aggregate of $5.0 million of proceeds from their sale. In addition, $2.5 million of notes and other obligations were converted into shares of our common stock and a credit for in-kind claims repricing services, and the maturity date of notes totaling $4.5 million, plus accrued interest of $0.3 million, was extended to 2004. For a discussion of these restructuring activities, see “Recent Events Affecting This Offering” and “—Liquidity and Capital Resources.”

Results of Operations

The following table sets forth, for the periods indicated, the percentages that certain items of income and expenses bear to our revenue for such periods. Financial results for the years ended December 31, 1999, 2000 and 2001 and the three months ended March 31, 2001 have been recast to reflect the business units sold during the years ended December 31, 2000 and 2001, as discontinued operations. Interim results are not necessarily indicative of results for a full year.

	Year Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
Operating revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of services:
Agent commissions	0.6%	1.1%	0.9%	1.3%	1.0%
Personnel expense	43.8%	30.8%	27.8%	29.5%	29.3%
General and administrative	38.7%	31.7%	45.3%	34.3%	39.4%
Depreciation and amortization	10.3%	6.1%	5.6%	6.1%	1.4%

Total cost of services	93.4%	69.7%	79.6%	71.2%	71.1%
Loss on impairment of intangible assets	—	20.4%	—	—	—
Other expenses (income)	—	4.2%	(0.1)%	3.5%	—
(Gain) loss on sale of investments, net	(24.8)%	(1.2)%	7.6%	—	—
Interest expense, net	41.4%	38.9%	36.8%	23.1%	32.2%
Interest income	(2.0)%	(0.9)%	(0.4)%	(0.1)%	—
Equity in loss of joint ventures	1.1%	—	—	—	—

Total expenses	109.1%	131.1%	123.5%	97.7%	103.3%
(Loss) income before provision (benefit) for income taxes, minority interest, discontinued operations, loss on sale of discontinued operations, extraordinary loss, and cumulative effect of change in accounting principle	(9.1)%	(31.1)%	(23.5)%	2.3%	(3.3)%
(Benefit) provision for income taxes	(3.8)%	(12.1)%	81.4%	0.5%	(11.7)%
(Loss) income before minority interest, discontinued operations, loss on sale of discontinued operations, extraordinary loss, and cumulative effect of change in accounting principle	(5.3)%	(19.0)%	(104.9)%	1.8%	8.4%

Three Months Ended March 31, 2002 Compared to Three Months Ended March 31, 2001

Operating Revenue

Operating revenue for the three months ended March 31, 2002 decreased slightly to $7.9 million from $8.0 million during the same period in 2001. Claims volume increased 282,000, or 44.7%, to 913,000 claims repriced in the first quarter of 2002 compared to 631,000 claims repriced during the same period of 2001. The increase in claims volume in 2002 was offset by a higher percentage of generally lower dollar value physician claims in the first quarter of 2002 compared to 2001, which resulted in a decrease in average revenue per claim. During the first quarter of 2002, we added 111 new payer customers, expanded our relationship with 24 additional customers and generated revenue from these customers of $0.7 million. This increase in operating revenue from new customers in 2002 was offset by operating revenue earned in the first quarter of 2001 from customers that no longer used our services in 2002 and the change in mix of the claims we repriced in 2002.

Personnel Expense

Personnel expense for the three months ended March 31, 2002 was $2.3 million compared to $2.4 million during the same period in 2001. Personnel expense as a percentage of operating revenue decreased to 29.3% in the first quarter of 2002 compared to 29.5% in the first quarter of 2001. We continue to benefit from increased efficiencies in our claims repricing operations through increased use of our technology, which allowed us to increase the number of claims processed per person in the first quarter of 2002 compared to the same period in 2001.

General and Administrative Expense

General and administrative expense for the three months ended March 31, 2002 increased $0.4 million, or 14.8%, to $3.1 million from $2.7 million during the same period in 2001. This increase was related primarily to an increase in bad debt expense of $0.2 million, increased professional services, an increase in insurance costs that we believe was attributable to an overall increase in insurance premiums nationwide, and an increase in our network and electronic processing costs attributable to an increase in our claims volume. General and administrative expense as a percentage of operating revenue was 39.4% for the first quarter of 2002 compared to 34.3% for the same period in 2001.

Depreciation and Amortization Expense

Depreciation and amortization expense for the three months ended March 31, 2002 decreased $0.4 million, or 80.0%, to $0.1 million from $0.5 million during the same period in 2001. This decrease was principally attributable to the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Intangible Assets,” under which goodwill is no longer amortized but instead is subject to impairment tests at least annually.

Interest Expense

Interest expense for the three months ended March 31, 2002 increased $0.7 million, or 36.8%, to $2.6 million from $1.9 million during the same period in 2001. This increase resulted from increased interest rates on our credit facility from prime plus 1.0%, or 10.50%, at January 1, 2001 to prime plus 6.0%, or 10.75%, at March 31, 2002. In addition, we incurred significant bank charges and other financing costs that were included in interest expense associated with amendments to our credit facility during the three months ended March 31, 2002, the amended forbearance agreement and the sale to HealthPlan Holdings.

Income Taxes

The benefit for income taxes for the three months ended March 31, 2002 was $0.9 million compared to a provision for income taxes of $42,000 during the same period in 2001. Effective January 1, 2002, a new federal law was enacted allowing corporations to increase the period for which they may obtain refunds on past income taxes paid due to net operating losses. The prior law allowed companies to use their net operating losses for the preceding three fiscal years while the new law allows companies to use their net operating losses for the preceding five fiscal years. Consequently, we recognized $0.9 million in income tax benefits in 2002.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Operating Revenue

Operating revenue for the year ended December 31, 2001 increased $6.0 million, or 22.3%, to $32.9 million from $26.9 million in 2000. During 2001, we added more than 500 new accounts and generated revenue from those customers totaling $6.2 million. Operating revenue from existing customers was flat in 2001 compared to 2000. Claims volume increased 0.8 million, or 38.1%, to 2.9 million claims repriced in 2001 compared to 2.1 million claims repriced in 2000. The percentage increase in operating revenue in 2001 was less than the percentage increase in claims volume because we repriced a higher percentage of generally lower dollar value physician claims in 2001 compared to 2000, resulting in a decrease in average operating revenue per claim.

Personnel Expense

Personnel expense for the year ended December 31, 2001 increased $0.8 million, or 9.6%, to $9.1 million from $8.3 million in 2000. Personnel expense increased as salaries and wages increased to meet increased volume of claims received and commissions earned from the increase in operating revenue. Personnel expense as a percentage of operating revenue decreased to 27.8% in 2001 compared to 30.8% in 2000, primarily because we were able to increase efficiencies in our claims repricing operations through increased use of our technology, which allowed us to increase the number of claims processed per person in 2001.

General and Administrative Expense

General and administrative expense for the year ended December 31, 2001 increased $6.4 million, or 75.3%, to $14.9 million from $8.5 million in 2000. This increase was primarily attributable to increases in network fees, electronic imaging, postage, computer software and maintenance costs, and printing costs supporting our increased operating revenue. General and administrative expense as a percentage of operating revenue was 45.3% in 2001 compared to 31.7% in 2000. Bad debt expense increased $2.7 million in 2001 due to the related increase in operating revenue, an overall increase in the estimated allowance for doubtful accounts based on historical collection rates, and a $1.2 million additional reserve against certain accounts resulting from customer negotiations. Additionally, we incurred increased legal and other costs associated with our divestitures and credit facility restructuring activities during 2001 totaling $0.7 million. During 2000, we received proceeds from a key-man life insurance policy totaling $0.5 million, which reduced overall general and administrative expense during such period.

Other Income and Expense

Other income for the year ended December 31, 2001 was immaterial. Other expense for the year ended December 31, 2000 was $1.1 million. During the second quarter of 2000, we expensed legal, financial advisory and other fees associated with the termination of our merger agreement with UICI, a Texas-based financial services firm. We entered into a contract to be acquired by them in October 1999. The transaction was mutually terminated in April 2000.

Loss on Sale of Investments

Loss on sale of investments for the year ended December 31, 2001 was $2.5 million compared to gain on sale of investments of $0.3 million in 2000. During the second quarter of 2001, we sold all of our shares of HealthAxis, Inc. stock and realized a net pretax loss on the sale of approximately $2.5 million. During the second quarter of 2000, we sold all 109,732 of our shares of Caredata.com, Inc. stock and realized a net pretax gain on sale of $0.3 million.

Depreciation and Amortization

Depreciation and amortization expense for the year ended December 31, 2001 increased $0.1 million, or 5.8%, to $1.8 million from $1.7 million in 2000. This increase was primarily attributable to the amortization of internally developed software costs that were capitalized in 2001 and the depreciation of new property and equipment acquired in 2001.

Interest Expense

Interest expense for the year ended December 31, 2001 increased $1.6 million, or 15.2%, to $12.1 million from $10.5 million in 2000. This increase resulted from increased interest rates on our credit facility from prime plus 1.0%, or 10.50%, at January 1, 2001 to prime plus 6.0%, or 10.75%, at December 31, 2001. In addition, we incurred significant bank charges that were included in interest expense associated with amendments to our credit facility during 2001.

Income Taxes

Provision for income taxes for the year ended December 31, 2001 was $26.8 million compared to a benefit for income taxes of $3.3 million in 2000. During 2001, we were required to establish a $36.5 million valuation allowance on our net deferred tax assets as a result of cumulative losses in recent years, as required by SFAS No. 109, “Income Taxes.”

Discontinued Operations

Loss from discontinued operations, net of taxes for the year ended December 31, 2001 decreased $58.2 million, or 99.0%, to $0.6 million from $58.8 million in 2000. Loss on sale of discontinued operations, net of taxes for the year ended December 31, 2001 decreased $29.2 million, or 74.3%, to $10.1 million from $39.3 million in 2000. During 2000, these operations were adversely affected by the write-off of $80.3 million of goodwill and contract rights related to the business units sold determined by the selling price of the unemployment compensation and workers’ compensation, Ohio workers’ compensation managed care organization and self-funded business units sold in 2000, and the definitive agreement signed in April 2001 to sell our third party administration and managing general underwriter business units. The additional losses in 2001 were incurred based on actual results of operations and the terms of the final sale, which occurred in June 2001.

Extraordinary Loss

During the second quarter of 2000, we recorded an extraordinary loss of $1.0 million, net of taxes, related to our credit facility. This loss represented $1.5 million of pretax non-interest fees and expenses connected with the prior facility, which were previously subject to amortization over five years. No such gains or losses were recognized during 2001.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Operating Revenue

Operating revenue for the year ended December 31, 2000 increased $8.3 million, or 44.4%, to $27.0 million from $18.7 million in 1999. Operating revenue increased primarily due to the addition of new customers. Claims volume increased 0.7 million, or 50.0%, to 2.1 million claims repriced in 2000 compared to 1.4 million claims repriced in 1999.

Personnel Expense

Personnel expense for the year ended December 31, 2000 increased $0.1 million, or 1.2%, to $8.3 million from $8.2 million in 1999. Personnel expense as a percentage of operating revenue was 30.8% in 2000 compared to 43.8% in 1999 because we were able to increase efficiencies in our claims repricing operations through increased use of technology that allowed us to increase the number of claims processed per person in 2000.

General and Administrative Expense

General and administrative expense for the year ended December 31, 2000 increased $1.3 million, or 18.1%, to $8.5 million from $7.2 million in 1999. The increase was primarily attributable to the growth in our business. Additionally, in 2000, we received proceeds from a key-man life insurance policy totaling $0.5 million that reduced overall general and administrative expense. General and administrative expense as a percentage of operating revenue was 31.7% in 2000 compared to 38.7% in 1999. The decrease in general and administrative expenses as a percentage of operating revenue was primarily due to overall increased efficiencies and the impact of the proceeds from a key-man life insurance policy received in 2000.

Gain on Sale of Investments

Gain on sale of investments for the year ended December 31, 2000 decreased $4.3 million, or 93.5%, to $0.3 million from $4.6 million in 1999. During the second quarter of 2000, we sold all 109,732 of our shares of Caredata.com, Inc. stock. In 1999, we sold 1,415,000 of our shares of HealthAxis.com stock.

Depreciation and Amortization

Depreciation and amortization expense for the year ended December 31, 2000 decreased $0.2 million, or 10.5%, to $1.7 million from $1.9 million in 1999. This decrease was primarily attributable to property and equipment that became fully depreciated in 1999 that were not offset by related acquisitions in 2000.

Interest Expense

Interest expense for the year ended December 31, 2000 increased $2.8 million, or 36.4%, to $10.5 million from $7.7 million in 1999. This increase resulted from an increased average interest rate of 373 basis points on our line of credit due to the amended terms of our credit facility. This increase was partially offset by a reduction of $9.2 million in the average outstanding principal balance under the credit facility.

Income Taxes

Benefit for income taxes for the year ended December 31, 2000 increased $2.6 million, or 371.4%, to $3.3 million from $0.7 million in 1999. The benefit was recognized based on our effective tax rate during each year presented.

Discontinued Operations

Loss from discontinued operations, net of taxes and loss on sale of discontinued operations, net of taxes totaled $58.8 million and $39.3 million, respectively, for the year ended December 31, 2000. Gain from discontinued operations, net of taxes totaled $1.1 million in 1999. Loss from discontinued operations, net of taxes in 2000 represented the operating results of the businesses we sold in 2000 and 2001. These operations were adversely affected by the write-off of $80.3 million of goodwill and contract rights related to the business units sold determined by the selling price of the unemployment compensation and our workers’ compensation, Ohio workers’ compensation managed care organization and self-funded business units sold in 2000 and the definitive agreement signed in April 2001 to sell our third party administration and managing general underwriter business units.

Extraordinary Loss

We recorded an extraordinary loss of $1.0 million, net of taxes, related to our credit facility during the year ended December 31, 2000. This loss represented $1.5 million of pretax non-interest fees and expenses related to the prior facility, which were previously subject to amortization over five years. No such gains or losses were recognized during 1999.

Liquidity and Capital Resources

Liquidity is our ability to generate adequate amounts of cash to meet our financial commitments. Our primary sources of cash are fees generated from the claims repricing services we provide our customers. Our uses of cash consist of payments to PPOs to provide access to their networks for our customers, payments for compensation and benefits for our employees, occupancy and related costs, general and administrative expenses associated with operating our business, taxes and debt service obligations. We had cash and cash equivalents totaling $0.4 million at March 31, 2002. Net cash flow from (used in) operating activities was $16.3 million, $3.2 million, $(9.5) million, $0.0 million and $0.2 million during the years ended December 31, 1999, 2000 and 2001 and the three months ended March 31, 2001 and 2002, respectively. During 2001, cash flow provided by operating activities was affected by negative cash flows from our discontinued operations.

During 2001 and the first quarter of 2002, we continued our efforts to restructure our existing debt as part of our business strategy. On April 12, 2002, we closed a transaction to restructure and refinance our existing bank debt. Under the terms of the restructured agreement, we entered into a $40.0 million term loan that accrues interest at a variable rate, generally prime plus 1%, with interest payments due monthly beginning on April 30, 2002. Quarterly principal payments of $50,000 became due beginning June 30, 2002 and the term loan is payable in full on May 31, 2004. The term loan is collateralized by all of our assets. The restructured credit facility does not include a line of credit or the ability to borrow any additional funds. The remainder of the amounts due to the lenders was exchanged for approximately $29.0 million of our Series C convertible preferred stock and an additional note in the amount of $184,872. The terms of the Series C convertible preferred stock are discussed in detail under “Description of Capital Stock—Preferred Stock—Series C Convertible Preferred Stock.” In connection with the restructuring, we issued an additional note to Wachovia in the amount of $64,000 for administrative agent fees. The restructured credit agreement contains certain financial covenants including minimum monthly EBITDA levels (defined as earnings before interest, taxes, depreciation and amortization and adjusted for non-cash items deducted in calculating net income and severance, if any, paid to certain of our officers), maximum quarterly and annual capital expenditures, a minimum quarterly fixed charge ratio that is based primarily on our operating cash flows, and maximum quarterly and annual extraordinary expenses (excluding certain pending and threatened litigation, indemnification agreements and certain other matters as defined in the restructuring agreement).

The accounting treatment for the restructured credit facility will comply with the requirements of SFAS No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings,” which requires that a comparison be made between the future cash outflows associated with the restructured facility (including principal, interest and related costs), and the carrying value related to the previous credit facility. The carrying value of the restructured credit facility would be the same as the carrying value of the previous obligations, less the fair value of the preferred stock or common stock warrants issued. We are currently in the process of obtaining an appraisal to determine the fair value of the stock and warrants issued, which will then establish the carrying value for the restructured facility. In the future, interest expense associated with the restructured credit facility will be calculated using the effective interest method, which is expected to be less than the stated interest rates on the restructured credit facility. We do not anticipate recognizing a gain or loss for accounting purposes in connection with the debt restructuring. However, we do anticipate recording a charge for various investment advisory and legal fees incurred in connection with the arrangement of the restructured credit facility.

In connection with the closing of the transactions contemplated by the restructured credit agreement, we entered into a letter agreement with the lenders and Wachovia, as administrative agent for the lenders, and for the holders of the Series C convertible preferred stock, pursuant to which the lenders, in their capacity as such and as holders of the Series C convertible preferred stock, granted to us an option, exercisable for 120 days following the closing of the restructuring transaction, to consider the entire indebtedness under the restructured credit agreement paid in full and to redeem the Series C convertible preferred stock in exchange for the following consideration: (1) payment of $40.0 million plus accrued and unpaid interest under the restructured credit agreement; (2) payment of the outstanding principal balance plus accrued interest under an additional note in the principal amount of $184,872; (3) payment of outstanding fees and expenses of lenders’ counsel and consultants incurred in connection with the restructured credit agreement and prior credit agreements; (4) the issuance of an additional 330,000 shares of our common stock; and (5) replacement, substitution or cash collateralization of letters of credit in the aggregate amount of $5.4 million provided for under the restructured credit agreement. At this time we do not have any commitments for the funds necessary to exercise the option, but we plan to use the proceeds from this offering to do so.

In the event that we exercise our payoff option under the letter agreement with the lenders, we would reflect the retirement of the Series C convertible preferred stock at the value determined by the valuation described above in connection with the accounting for the restructuring and the issuance of common stock at fair value on the date of issue. The excess of the carrying value of the Series C convertible preferred stock over the value of the common stock would be reflected as an increase of our additional paid-in capital account. If the carrying value of the Series C convertible preferred stock is not in excess of the value of the common stock, the difference will be treated as additional preferred stock dividends, which will reduce our additional paid-in capital.

We intend to use the proceeds of this offering in part to pay in full the indebtedness and other amounts owed to our senior lenders and redeem the Series C convertible preferred stock. If we are unable to do so at the closing of the offering, we will not proceed with the offering. We have also offered to use a portion of the proceeds from this offering to repurchase, at the public offering price in this offering, net of underwriting discounts and commissions, some or all of the 330,000 shares of common stock to be issued to the senior lenders in connection with the exercise of our payoff option, at the election of the lenders.

As of March 31, 2002, we had notes and other obligations totaling approximately $10.0 million related to a 1993 acquisition, a 1998 acquisition, equipment purchases and the HealthPlan Holdings transaction. In addition to the restructuring and refinancing of our credit facility, we entered into new agreements with certain of our subordinated note holders. The status of these revised notes is described below.

On April 12, 2002, the maturity date of notes totaling $500,000 due to two members of our board of directors was extended to December 1, 2004. These notes bear interest at prime plus 4% per annum, but payment of interest is subordinated and deferred until all senior obligations are paid.

As of December 31, 2001, we were in payment default with respect to notes aggregating $4.0 million payable to Centra. These obligations related to a 1998 acquisition by us. The default was caused by our failure to make interest payments due under such notes. On April 12, 2002, we restructured these notes. Under the restructured terms, notes totaling $4.3 million accrue interest monthly at a compound rate of 12% per annum. Interest is payable in shares of common stock determined by using the average trading price over the last ten trading days of the quarter. Additionally, the holder has the right to request interest to be paid in cash if there is available excess cash flow for such payments as permitted by our bank credit agreement. These notes mature on December 1, 2004. Interest and principal are due in full at maturity. At any time, Centra may convert some or all of the notes to shares of our common stock, based on the lesser of $31.99 (giving effect to the proposed one-for-five reverse stock split) or the average trading price of the common stock for the ten day period immediately preceding notice of conversion. These notes are subordinated to the term loan with our senior lenders. We have agreed to use approximately $4.4 million of the proceeds of this offering to repay the total amount outstanding plus accrued interest under the convertible notes.

On June 18, 2001, we completed the sale of our third party administration and managing general underwriter business units to HealthPlan Holdings. In connection with this non-cash transaction, HealthPlan Holdings assumed approximately $40.0 million in working capital deficit of the acquired businesses and acquired assets having a fair market value of approximately $30.0 million, $5.0 million of the working capital deficit was offset by a long-term convertible subordinated note. This note was converted into 162,654 shares of our common stock on April 12, 2002. Under the terms of this note, we are obligated to repay HealthPlan Holdings $5.0 million, plus all accrued and unpaid interest, and therefore, we may be required to issue additional shares to them to satisfy this obligation. We have agreed to use $5.0 million of the proceeds of this offering to repurchase the 162,654 shares from HealthPlan Holdings and satisfy this obligation.

In addition, at the closing of the sale to HealthPlan Holdings, we issued 141,952 shares of our common stock to offset an additional $5.0 million of the assumed deficit. We reimbursed HealthPlan Services approximately $4.3 million for pre-closing liabilities settled by HealthPlan Services and issued to HealthPlan Holdings an additional 20,393 shares as penalty shares pursuant to the terms of the letter agreement relating to certain post-closing disputes with respect to those pre-closing liabilities. The primary source of the funds for the reimbursement to HealthPlan Services was raised in a $3.8 million private placement of our common stock to certain accounts managed by DePrince, Race & Zollo and the remainder was generated from our cash flow. The purchase agreement contains customary representations, warranties and cross indemnity provisions.

We are currently in discussions with HealthPlan Holdings to finalize any purchase price adjustments associated with this sale. These adjustments relate primarily to the amount of accrued liabilities and trade accounts receivable reserves, and the classification of investments at the transaction date. HealthPlan Holdings believes it is due approximately $1.7 million from us related to the transaction, while we believe we have claims against HealthPlan Holdings amounting to approximately $4.5 million (which would be partially offset against other post-closing payments that we have agreed to pay, subject to certain limitations as provided in the transaction documents). In the event that we are unable to resolve these matters directly with HealthPlan Holdings, we will seek to resolve them through binding arbitration as provided for in the purchase agreement.

On March 27, 2002, we retired a subordinated note payable to New England Financial, including accrued interest, totaling approximately $2.5 million by issuing 54,874 shares of our common stock, based on the closing price of our common stock one day immediately prior to the retirement date of this note, and by issuing a credit for $950,000 payable with in-kind claims repricing services. The 54,874 shares were subsequently assigned by New England Financial to New England Financial Distributors.

On July 9, 2001, we completed a $3.8 million private placement of our common stock at a 15% discount to the ten-day trading average through July 2, 2001. The purchasers of these securities were certain investment accounts managed by DePrince, Race & Zollo, an investment management firm in which our director John Race is one of the principals. The net proceeds from this private placement were used to satisfy certain pre-closing obligations related to our recent divestiture of our third party administration and managing general underwriter business units to HealthPlan Holdings.

We spent $8.0 million, $4.8 million, $0.5 million, $0.4 million and $0.2 million for capital expenditures during 1999, 2000 and 2001, and the three months ended March 31, 2001 and 2002, respectively.

We intend to use the proceeds from this offering to repay all of our long-term debt. If we repay our long-term debt, management believes that internally generated cash flow from operations and available cash will be sufficient to meet our operating and financing obligations for the foreseeable future. Assuming the offering is not completed, we believe that internally generated cash flow from operations and available cash will be sufficient to meet our operating and financing obligations on a monthly basis for the next twelve months; however, we do not believe we will be able to generate sufficient cash flow from operations to repay the indebtedness to the senior lenders at maturity. In the event that this offering is not completed, we will explore strategic alternatives to reduce our obligations, recapitalize and provide additional liquidity. We cannot assure you that we will be successful in these endeavors or that such endeavors will be on terms that are acceptable to us.

Our ability to fund our operations and make scheduled payments of principal and interest on our indebtedness after the consummation of this offering depends on our future performance, which is subject to economic, financial, competitive and other factors, many of which are beyond our control. If we are unable to generate sufficient cash flows from operations to meet our financial obligations, there may be a material adverse effect on our business, financial condition and results of operations, and a significant adverse effect on the market value of our common stock.

Inflation

We do not believe that inflation had a material effect on our results of operations for the years ended December 31, 1999, 2000 or 2001 or for the quarter ended March 31, 2002. There can be no assurance, however, that our business will not be affected by inflation in the future.

Critical Accounting Policies

The preparation of our consolidated financial statements requires that we adopt and follow certain accounting policies. Certain amounts presented in our consolidated financial statements have been determined in accordance with such policies, based upon estimates and assumptions. Although we believe that our estimates and assumptions are reasonable, actual results may differ.

We have included below a discussion of the accounting policies that we believe are affected by the more significant judgments and estimates used in the preparation of our consolidated financial statements, how we apply such policies and how results differing from our estimates and assumptions would affect the amounts presented in our consolidated financial statements. Other accounting policies also have a significant effect on our consolidated financial statements, and some of these policies also require the use of estimates and assumptions. Note 3 to our consolidated financial statements describes our significant accounting policies.

Revenue Recognition

We earn revenue in the form of fees generated from the repricing of medical claims for our healthcare payer, participating health care service provider, individual and provider network customers. We generally enter into agreements with our health benefit payer customers under which they pay to us a percentage of the cost savings they realize from our network discounts with participating providers. These agreements are generally terminable upon 30 days’ notice. During 2001 and the three months ended March 31, 2002, three customers and their affiliates accounted for an aggregate of 25.0% and 19.5%, respectively, of our net revenue. The loss of any of these customer groups could have a material adverse effect on our financial results. In 2001, more than 92% of our revenue was generated from percentage of savings contracts with our customers. Revenue from percentage of savings contracts is recognized when claims processing and administrative services have been performed. Revenue from customers with certain contingent contractual rights and revenue based on a percentage of collected cash are not recognized until the corresponding cash is collected. The remainder of our revenue is generated from customers that pay us a monthly fee based on eligible employees enrolled in a benefit plan covered by our health benefits payers’ clients. Revenue under such agreements is recognized at the time the services are provided. Revenue related to our PayerServ and PlanServ business units is earned on a per claim basis at the time the claims repricing and claims and network data management services are provided.

Accounts Receivable

We generate our revenue and related accounts receivable from services provided to healthcare payers, such as medical insurance carriers, self-insured employers, HMOs, third party administrators and other entities that pay claims on behalf of health plans, as well as participating healthcare services providers, which include individual providers and provider networks.

We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on past write-off history, average percentage of receivables written off historically and the length of time the receivables are past due. To the extent historical credit experience is not indicative of future performance or other assumptions used by management do not prevail, loss experience could differ significantly, resulting in either higher or lower future provision for losses.

Impairment of Intangible and Long-Lived Assets

As of March 31, 2002, we had goodwill related to the 1998 acquisition of our National Preferred Provider Network business totaling $29.4 million. We evaluate the carrying value of our goodwill for impairment whenever indicators of impairment exist. If we determine that such indicators are present, we then prepare an undiscounted future net cash flow projection for the asset. In preparing this projection, we must make a number of assumptions concerning such things as, for example, future booking volume levels, price levels, commission rates, rates of growth in our online booking businesses and rates of increase in operating expenses. If our projection of future net cash flows is in excess of the carrying value of the recorded asset, no impairment is recorded. If the carrying value of the asset exceeds the projected undiscounted net cash flows, an impairment is recorded. The amount of the impairment charge is determined by discounting the projected net cash flows.

Through December 31, 2001, we evaluated goodwill for impairment based on undiscounted projected future cash flows and determined that no adjustment was necessary. However, if future actual results do not meet our expectations, we may be required to record an impairment charge, the amount of which could be material to our results of operations.

In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets.” SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against these new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. We adopted the provisions of each statement applying to goodwill and intangible assets acquired prior to June 30, 2001 on January 1, 2002. These new requirements will impact future period net income by an amount equal to the discontinued goodwill amortization offset by goodwill impairment charges, if any, and adjusted for any differences between the old and new rules for defining intangible assets on future business combinations. We completed an initial impairment test in 2002 as of January 1, 2002 and determined that our goodwill was not impaired.

Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal operations of a long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Management does not believe SFAS No. 143 will have a significant effect on our financial position, results of operations or liquidity.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 supersedes and amends SFAS No. 121 and relevant portions of SFAS No. 30. SFAS No. 144 was required to be adopted on January 1, 2002. We do not expect the adoption of SFAS No. 144 to have a significant effect on our financial position, results of operations or liquidity.

On April 30, 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002. We do not expect the adoption of the standard to have any impact on us.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks inherent in our financial instruments. These instruments arise from transactions entered into in the normal course of business and, in some cases, relate to our acquisitions of related businesses. We are subject to interest rate risk on our credit facility and any future financing requirements. Our fixed rate debt consists primarily of certain equipment notes and the Centra notes, and our variable rate debt relates to borrowings under our credit facility and other subordinated notes. See “—Liquidity and Capital Resources.”

The following table presents the future minimum operating lease obligations and the future principal payment obligations and weighted average interest rates associated with our long-term debt instruments as of December 31, 2001 (in thousands). These amounts have been adjusted to reflect our restructured debt arrangements:

	2002	2003	2004	2005	2006	Thereafter
Operating leases	$588	$278	$261	$58	$38	$38
Long-term debt (weighted average interest rates ranging from 5.75% to 10.75%)	$308	$313	$68,957	$132	$150	$6,226

Our primary market risk exposure relates to (i) the interest rate risk on long-term and short-term borrowings, (ii) the impact of interest rate movements on our ability to meet interest expense requirements and exceed financial covenants and (iii) the impact of interest rate movements on our ability to obtain adequate financing to fund future acquisitions.

During 2001, we managed interest rate risk on our variable rate debt by using two separate interest rate swap agreements. The agreements, which expired in September and December 2001, effectively converted $40.0 million of variable rate debt under our prior line of credit to fixed rate debt at a weighted average interest rate of 6.18%. As of December 31, 2001, we did not have any outstanding interest rate swap arrangements.

A 1% increase in interest rates due to increased rates nationwide would result in additional interest payments by us of approximately $0.6 million per year.

While we cannot predict our ability to refinance existing debt or the impact interest rate movements will have on our existing debt, our management continues to evaluate our financial position on an ongoing basis.

BUSINESS

Our Company

We are a publicly traded preferred provider network and technology-enabled network management company, providing medical cost management solutions for the healthcare industry. Our customers include healthcare payers, such as insurance carriers, HMOs, self-insured employers, third party administrators and other entities that pay claims on behalf of health plans, as well as PPOs and participating healthcare service providers.

We offer three complementary products and services:

First, we provide healthcare payers with access to National Preferred Provider Network, our nationwide preferred provider “network of networks,” which offers discounts on medical services that fall outside of a payer’s primary PPOs and electronic claims repricing services to our healthcare payer customers. National Preferred Provider Network is comprised of regional and local PPOs with which we contract and includes more than 400,000 physicians, 4,000 acute care hospitals and 55,000 ancillary care providers, making us one of the largest preferred provider networks in the United States based on the number of participating healthcare providers. As of March 31, 2002, we had approximately 750 payer customers located throughout the country with 2.0 million estimated members. Prior to 2002, National Preferred Provider Network accounted for all of our revenue.

In 2001, we launched our PayerServ and PlanServ business units to exploit the automated claims repricing and provider data management platform that we developed for our National Preferred Provider Network. PayerServ and PlanServ offer a suite of medical cost containment services designed to offer payers and preferred provider networks expense savings and revenue enhancement opportunities through the outsourcing of electronic claims repricing, network database administration, claims data management, mailroom and paper claim conversion, web hosting and management reporting. We believe that the current lack of in-house claims processing expertise on the part of most healthcare payers and preferred provider networks and the predominantly manual nature of the network claims repricing and management processes utilized in the industry today create a strong demand for the types of outsourced services that we offer.

Our PayerServ business unit, which supports health insurance carriers, third party administrators and self- insured employers, uses our technology to address the cumbersome task of moving, tracking and repricing healthcare claims among a number of preferred provider networks with which a payer has contracts. Our PlanServ business unit uses the same technology to support primary preferred provider networks that lack the in-house capabilities to develop their own automated claims handling and repricing systems or to efficiently manage the provider data necessary to provide network access.

Our Revenue

Our revenue has historically been generated by our National Preferred Provider Network and consists primarily of a percentage of savings based on the discount that our network is able to pass along to a payer customer. Providers contract with and offer discounts to primary networks in an effort to generate patient flow and ensure prompt payment for services. We offer National Preferred Provider Network to payers as an additional network that is intended to contain costs when an insured obtains medical services from a provider outside of the primary network of the payer. When a provider bills a payer for medical services that fall within the National Preferred Provider Network, we electronically review the bill and reprice it to conform to our network pricing agreement, which is typically lower than the invoiced amount. We earn a percentage of the savings, which is generally between 18% and 20% of the discount. In our industry, this is called a “percentage of savings” revenue model. The balance of our National Preferred Provider Network revenue has historically come from payer customers that use National Preferred Provider Network as a primary preferred provider network and pay us a flat fee per month based on the number of enrolled members. We can also customize our per employee per month and percentage of savings models depending on payer requirements. For PayerServ and PlanServ, we typically derive revenue from claims repricing and claims and network data management services on a per claim basis, with the amount charged per claim based on estimated annual claims volume.

Business Strategy

Our objective is to increase the market share for our National Preferred Provider Network business and to build our new outsourcing businesses, PayerServ and PlanServ.

Our strategy is to market our established National Preferred Provider Network brand as a leading national preferred provider network and to provide a broad array of technology-based services to existing and new customers, designed to help them better manage the rising cost of healthcare. We expect to focus our strategy on further penetrating the payer market with both our National Preferred Provider Network and PayerServ products. We also expect to generate revenue through our PlanServ product, which will be marketed to PPOs.

Focused Penetration of Payer Market.    We plan to increase the revenue from, and profitability of, our core National Preferred Provider Network access business by increasing our payer customer base. We believe that we can increase our market share by marketing our claims repricing technology, the attractiveness to payer customers of our percentage of savings revenue model vs. the per employee per month revenue model used by many of our competitors, and our ability to capture discounts on a large percentage of claims due to the size of our National Preferred Provider Network. We expect the relationships with payers that we have developed through our National Preferred Provider Network business to provide us with the opportunity to cross-sell our PayerServ product. Additionally, because National Preferred Provider Network is a network composed of a number of regional PPOs, we believe that we will have the ability to market our PlanServ products to these PPOs as well. We believe that our ability to market our products to PPOs is enhanced because, in operating our own National Preferred Provider Network, we have gained experience in dealing with the back office, automation and technology challenges that most PPOs face.

Emphasis on Superior Technology.    We intend to differentiate ourselves as the PPO industry’s technology leader by using our recently developed electronic claims repricing technology to increase our customer base. In addition, we plan to update and introduce new technology-enabled services and to improve the speed and accuracy of our existing technology. The latest version of our Internet claims repricing system, ClaimPassXL v. 3.0, allows us to shift claims repricing submissions from paper or fax to the Internet resulting in a reduction of our claims processing costs from $0.75 – $0.80 per claim to $0.15 per claim and a reduction of our turnaround times from 72 hours to real-time. We believe that faster turnaround of claims repricing will become more important to payers as state insurance regulators increase their scrutiny of claims payment turnaround times. Since the release of ClaimPassXL v. 3.0 in March 2001, our volume of Internet repriced claims increased from approximately 9,000 in February 2001 to approximately 27,000 in December 2001. During the first quarter of 2002, approximately 200 customers used ClaimPassXL v. 3.0, resulting in more than 109,000 claims processed and more than $2.3 million in revenue for the quarter.

Background

We were incorporated in Delaware in 1994 and completed our initial public offering in May 1995 under the name HealthPlan Services Corporation. We changed our name to PlanVista Corporation in April 2001. We purchased our original core business, which involved the third party administration of healthcare claims for large and small group employers, from Dun & Bradstreet Corporation in 1994. After our 1995 initial public offering, we initiated a series of acquisitions designed to grow our business. We spent more than $170 million in cash to acquire seven businesses between 1995 and 1998, including the purchase of a managing general underwriting business and the May 1998 purchase of the National Preferred Provider Network business for $31.6 million, which was funded through proceeds from our senior credit facility.

By 1999, a number of our businesses, other than the National Preferred Provider Network business that is our core business today, had become unprofitable. We were burdened with more than $100 million of senior debt, more than $10 million of subordinated debt and approximately $25 million of working capital deficit.

In June 2000, we initiated a strategic turnaround program designed to (1) divest our third party administration businesses, (2) reduce our senior debt, (3) focus our efforts on enhancing our National Preferred Provider Network business unit and (4) restructure our balance sheet.

We disposed of all of our third party administration and managing general underwriter businesses in a series of transactions during 2000 and 2001. In the 2000 sale, we received $35.1 million and the buyer assumed $1.5 million of additional current liabilities. Of these cash proceeds, we used $29.5 million to reduce our outstanding indebtedness to our senior lenders. We completed the disposition of our former business units in 2001 with the sale of our subsidiary, HealthPlan Services, which contained the last of our third party administration units as well as our managing general underwriting business unit, to HealthPlan Holdings. HealthPlan Holdings assumed approximately $40.0 million of working capital deficit and acquired assets having a fair market value to approximately $30.0 million. To partially offset the assumption of this deficit, we issued HealthPlan Holdings a $5 million promissory note and issued the 141,952 shares of our common stock. An additional 20,393 shares of our common stock were issued as penalty shares pursuant to the terms of a letter agreement relating to certain post-closing disputes with respect to certain pre-closing liabilities.

Upon completion of the disposition of these businesses, we were left with a capital and debt structure that our remaining National Preferred Provider Network core business was not able to service, and we were unable to pay our senior secured debt when it matured in August of 2001. Our senior lending group entered into a forbearance agreement under which we operated until April 12, 2002, when we completed a new credit facility and closed on a debt restructuring transaction. For a description of our recent debt restructuring and other events affecting this offering, see “Recent Events Affecting this Offering.” Our current business consists of our core National Preferred Provider Network access business, as well as our new PayerServ and PlanServ business units which were introduced in 2001 and began earning revenue in the first quarter of 2002.

Market Opportunities and Our Solutions

We have identified several trends and opportunities in the healthcare industry, which we believe are driving increased demand for our National Preferred Provider Network and for technology-enabled, outsourced claims repricing services:

Rising Employer Healthcare Costs.    Based on a 2001 survey of more than 2,800 employers conducted by William M. Mercer, Incorporated, employer-sponsored health benefit costs rose 8.1% in 2000 and 11.2% in 2001. The same survey reported that average healthcare costs per employee rose from $4,097 in 1999 to $4,430 in 2000 and to $4,924 in 2001, and forecasted an increase for 2002 of an additional 12.7%, or $625 per employee. Payers have attempted to control costs for their customers, who are often large employers, through a variety of methods, including lowering reimbursement rates, restricting coverage for services, limiting access to a select group of providers, negotiating discounts with PPOs and healthcare providers, and shifting the economic risk for the delivery of care to providers. Despite payers’ attempts to reduce costs, the cost of healthcare continues to experience annual percentage increases of more than twice the rate of inflation.

Our Solution.    We believe that our percentage of savings revenue model will be increasingly attractive to payers seeking to control costs for their customers. We also believe that our technology-based approach to claims processing enables our payer customers to realize efficiencies that lower their costs. We expect these features of our business model to increase our revenue in the current market environment.

PPO Networks are Growing.    According to the Mercer survey referenced above, the United States healthcare industry has shifted away from traditional fee-for-service indemnity plans to PPOs, HMOs and other managed healthcare benefit plan products. We believe that the demand for PPO services is growing as payers struggle with the recent increases in the cost of healthcare, while their members, who are the individuals and employees that the payers insure, desire more flexibility and control in the selection of their healthcare providers than traditional HMOs offer. According to the Mercer survey, PPO enrollment grew from 29% of the total enrollment in employer-sponsored plans in 1995 to 46% in 2001, while HMOs grew from 27% of total enrollment in 1995 to only 33% in 2001. The American Association of Preferred Provider Organizations reports that, in 2000, PPOs across the country represented the healthcare needs of nearly 111 million Americans.

Our Solution.    We believe that these trends increase the need and opportunity for our products and services. The growth in PPO enrollment presents us with an opportunity to continue to grow our National Preferred Provider Network business. Based on our internal analyses, we estimate that a payer typically receives discounts from its primary preferred provider networks on approximately 60-65% of the dollar volume of its claims. Because we have established a large nationwide network of regional preferred provider network, payers that fail to capture discounts from their primary preferred provider network can achieve discounts through a relationship with National Preferred Provider Network on these claims that are not otherwise eligible to receive discounts. Our internal data suggest that, of the 35-40% of all claims that are not discounted by a payer’s primary preferred provider network, approximately 50% would have received a discount had the payer established a contract with National Preferred Provider Network. We believe that the growth in the utilization of PPOs also enables us to obtain new business by marketing our claims repricing technology as a means of helping payers manage the cost of claims.

Most Payer and PPO Processing Systems are Paper-based.    Payers and PPOs vary greatly in their technology platforms and abilities to process and reprice medical claims. We believe that the current level of automation and electronic processing of claims in the healthcare industry is limited and that most claims are submitted on paper and processed manually, largely because the majority of claims originate in individual healthcare practitioners’ offices, many of which lack the ability to generate automated claims. In our experience, this inefficiency is the result of reluctance on the part of networks, payers, PPOs and providers to incur the expense of developing their own automated systems to manage the claims repricing and payment process.

Our Solution.    Our PayerServ and PlanServ business units offer our payer and PPO customers the ability to outsource technologically-advanced claims processing methodology such as electronic data interchange and the Internet. This technology dramatically increases claims repricing speed and accuracy, and can lead to increased reimbursement levels, reduced operating costs, improved cash flow and reduced administrative and personnel expenses. For example, by using our PlanServ product, a PPO can enhance its position with health insurers by offering the carrier rapid and efficient repricing of claims. We believe that our PayerServ and PlanServ business units provide our customers with an economical outsourcing alternative to the significant capital investment required in developing their own in-house automated systems.

Regulatory Changes and Consumer Demands Affect Claims Format and Processing Requirements. Regulations such as the Health Insurance Portability and Accountability Act and measures taken by the National Committee on Quality Assurance and by consumers continue to evolve, resulting in new requirements for claims format and processing and new requirements for protecting patient privacy and confidentiality. Payers are increasingly being held to shorter claims turnaround times, greater accuracy, fewer claims reversals and other performance and member satisfaction measures by customers, as well as by recent legislation. The repricing process represents a significant portion of the total time required to settle a health insurance claim.

Our Solution.    We believe that our claims processing technology will be compliant with the new requirements imposed by the Health Insurance Portability and Accountability Act and other laws and regulations. We are able to reprice paper or fax claims within 72 hours, electronic data interchange claims within 24 hours and Internet-submitted claims immediately. We are not aware of any instance in the last twelve months where we have not delivered the repriced claims within 72 hours. We produce monthly reports to our clients, upon their request, to track our performance. Accordingly, we expect that payers seeking to shorten their overall claims turnaround times will view our ability to accurately reprice claims and to shorten turnaround times as valuable. To the extent that payers, PPOs and providers are unable to satisfy the new legal, regulatory and consumer requirements in-house, we believe they will engage outsourced service providers, such as us, to electronically manage and transmit their claims.

Claims Data are Transmitted In a Variety of Formats.    As a result of the various stages of technological development at claims sources, such as physician’s offices, laboratories and hospitals, and the various claims systems in use, repricing systems must allow for receiving claims through a variety of media, such as paper, faxes, electronic data interchange and the Internet, as well as returning claims to payers in various claims formats.

Our Solution.    We can accommodate and utilize all transmission media currently available for receiving and transmitting claims.

PPO Discount Terms are Becoming Increasingly More Complex.    The discount terms being offered by PPOs are becoming increasingly complex, with traditional percentage discount terms shifting to pricing per diagnostic clusters known as “Diagnosis Related Groups”, where procedures applicable to a variety of medical conditions in the same diagnostic code grouping receive the same price and fee schedules, which are unique to each provider and/or payer customer. While historically most payers’ information systems and applications could handle simple percentage discount repricing calculations, we believe that most are not well suited for current PPO contract terms requiring detailed, often complex, repricing calculations, frequently requiring the assistance of, and interpretation by, knowledgeable personnel. Most payers’ systems are limited in their ability to efficiently manage multiple health plans, maintain provider tables and track demographics and fee schedules. Moreover, we estimate that the average payer, looking to increase its ability to discount claims and thus reduce costs, has contractual relationships with 25-30 preferred provider networks, with some payers having more than 100 network relationships. Each of these networks may have different discount methodologies and rates, greatly adding to a payer’s administrative burden and increasing the complexities of processing and repricing claims.

Our Solution.    Our claims processing technology can handle these complexities, and PayerServ is designed to provide the payer with an outsourced alternative to performing these functions in-house.

Employers’ Increased Difficulty in Securing Stop-loss Insurance.    Employers rely on stop-loss insurance to protect their self-funded medical plans from catastrophic losses. Employers are having difficulty in securing this coverage, as many stop-loss underwriters and reinsurers have exited the US marketplace, and stop- loss coverage is being issued to those payers that have effective cost management programs in place.

Our Solution.    Employers that establish effective medical cost containment relationships with PPOs, other PPO networks like ours and other cost containment entities are more likely to receive coverage from the remaining stop-loss carriers and reinsurers.

Our Services

We provide technology-enabled medical cost management solutions for the healthcare industry. Our customers are healthcare payers, PPOs and participating healthcare service providers.

We currently operate three business units: our National Preferred Provider Network access business and PayerServ and PlanServ, our two new outsourcing business units. Each business unit delivers products and services directed at payers, PPOs and/or providers designed to assist the customer in managing its medical costs or enhancing its operating performance and profitability. Prior to 2002, our National Preferred Provider Network access business accounted for all of our revenue. We launched PayerServ and PlanServ in the spring of 2001, and secured their first customers in November 2001 and February 2002, respectively, collectively generating approximately 5% of our revenue in the first quarter of 2002.

National Preferred Provider Network Access.    We provide our payer customers with access to our national PPO network of networks, National Preferred Provider Network, which offers deep discounts on healthcare provider services, including more than 30 local preferred provider networks and independent physician’s associations. In addition, our technology-enabled claims repricing system and network data management services enable our customers to reprice and transmit claims efficiently, quickly and accurately, thereby reducing costs. We provide payers access to our integrated national network which includes more than 400,000 physicians, 4,000 acute care hospitals and 55,000 ancillary care providers and provides network coverage in all 50 states. We believe that, based on the number of participating providers, our network is one of the largest in the United States. We believe that the size of our network and the level of discounts we provide allow our payers to reduce medical claims costs they might otherwise have to pay and to increase their healthplan savings.

We generally enter into agreements with payers that require them to pay us a percentage of the cost savings realized from utilizing our network discounts with participating providers. We typically earn between 18% and 20% of the discount. For the first quarter of 2002, National Preferred Provider Network access revenue was $7.5 million, including $6.6 million of revenue from percentage of savings contracts. We derive the balance of our National Preferred Provider Network revenue from payer customers that pay us a flat fee per month based on the number of enrolled members.

We believe that our established regional preferred provider network relationships allow us to offer a broad network with well-qualified local providers to payers and their members in many markets throughout the US. Our network contracts generally have renewable terms ranging from one to two years, but are generally terminable by either party on as little as 30 days’ notice. More than 80% of our participating providers have been our partners for more than three years, with some relationships spanning seven years.

Electronic Claims Repricing.    Our electronic claims repricing services benefit both our payer customers and our participating providers. We can also customize our percentage of savings and per employee per month revenue models depending on the payer’s requirements. A payer or provider submits a claim to us at the full, undiscounted provider rate, and we electronically “reprice” the claim by calculating the reduced contractual price based on National Preferred Provider Network’s negotiated network discount. We return the repriced claims file to the payer electronically, guaranteeing our turnaround times. We accept claim information from payers and providers through traditional methods such as paper and faxed claims, as well as through electronic formats such as electronic data interchange and the Internet. We believe that our claims turnaround times are better than those of our major competitors with paper or faxed claims at 72 hours or less, electronic data interchange claims at 24 hours or less and Internet claims immediately. As departments of insurance and regulatory agencies continue to require payers to process claims more quickly, we believe our electronic repricing system will be a major factor in growing our business.

We believe that the benefits of our system to payers are significant. To load PPO rates and demographics into the payer’s claims system is time consuming and expensive. We offer a turnkey solution that requires only a limited number of payer personnel. We can reduce claims turnaround times and provide efficient claims transmission options. Our system can also reduce lost claims, reduce the number of undiscounted claims, support high claim volume customers and improve accuracy over manually processed claims.

Claims and Provider Network Data Management. We use our management information system capabilities to provide utilization reports and reports on savings and turnaround time. Our data management services include maintaining provider demographics, fee schedules and updating provider directories for our payer customers. Our utilization reports generate detailed data regarding the savings realized by our customers, including itemization of the total number of claims incurred, the number of claims discounted and the average discounts. We also prepare reports for payers that capture information regarding cost management, demographics, case management, provider services, diagnoses and procedures. Payers can use this information to help design health plans that effectively control costs, yield favorable loss ratios (which is the ratio of paid medical claims compared to collected premiums) and enhance member benefits. We integrate several components of certain licensed reporting software, which permits our PPO and provider customers to quickly access claims data to produce a variety of analytic reports.

PayerServ and PlanServ.    Our PayerServ and PlanServ business units use our existing technology and operating platforms. The products and services are offered on an outsourced basis and most are priced on a per claim basis, with the amount charged per claim based on estimated annual claim volume.

PayerServ is our outsourcing business unit that addresses the needs of our payer customers. The products and services that we offer through PayerServ include electronic claims repricing, claims and network development management, claims management, mailroom services and management reporting. For each potential PayerServ customer, PayerServ analyzes the customer’s claims work flow, claims volume and types, PPO network configurations and related personnel. Then, based on our proprietary pricing model, PayerServ determines the pricing per claim transaction. We believe that the customer benefits from reduced operating expenses, streamlined network management, Health Insurance Portability and Accountability Act compliant transactions and electronic repricing with rapid turnaround times. In addition, we do not require upfront network loading fees and monthly maintenance fees, which are features of many of our competitor’s systems. We are also able to market our National Preferred Provider Network to our PayerServ customers as a supplemental network to capture claims that fall outside the payer’s primary network.

PlanServ is our outsourcing business unit that addresses the needs of our PPO customers. The products and services that we offer through PlanServ include claims repricing, network database administration (the updating, through addition and deletion, of providers and their rates), claims data management, mailroom and paper claim conversion, webhosting and management reporting.

In connection with our National Preferred Provider Network business, we have all of our network partners’ rates available electronically through our ClaimPassXL system. Therefore, PlanServ can make a web hosting capability available to our network partners via the Internet, and they can in turn offer this capability to their clients. Our customers do not have to distribute their rates to their payers, manually reprice claims or be concerned with Health Insurance Portability and Accountability Act compliance. Our PlanServ customers can increase their revenues by charging their customers for repricing without having to spend capital to buy hardware and develop their own in-house capabilities. PlanServ charges our network customers a per transaction fee of $0.50 to $1.00.

PlanServ also offers our customers management reporting products that capture important claims data that our PPO customers can use to negotiate better physician and facility discounts. We believe that obtaining and analyzing information is increasingly important to PPOs because this information is necessary for them to properly set their discount levels. Our reporting products enable our PPO customers to deal with payers from a position of knowledge.

Customers

Our customer base is primarily composed of medical claims payers, such as medical insurance carriers, self-insured employers, third party administrators and other entities that pay medical claims, such as HMOs and cost containment companies. Preferred provider networks, which supplement their own regional network with our network, and participating healthcare service providers also produce revenues for us. For 2001, we derived our revenues as follows: medical insurance carriers represented 47.2%; third party administrators represented 26.7%; self-insured employers represented 23.8%; and cost containment companies and preferred provider networks represented 2.3%.

Our customers include: medical insurance carriers, such as, American Community Mutual Insurance Company, CERES Group, Inc. and Aetna US Healthcare, Inc.; self-insured employers, such as National Telephone Cooperative Association, Marathon Oil Corporation, Dart Container Corporation and American Freightways, Inc.; third party administrators, such as Key Partners, Inc., Wausau Benefits, Inc., Brokerage Concepts, Inc. and Florida 1st HealthPlans, Inc.; and cost containment companies and provider networks, such as InterPlan Corporation, HFN, Inc., American Health Holdings, Inc., Global Claim Resources and Healthcare Strategies.

Sales and Marketing

We employ eight sales professionals located regionally across the country to sell our National Preferred Provider Network, PayerServ and PlanServ products and services. Our account executives each have assigned territories that encompass a number of states. Their performance is measured by growth in our business from existing customers, as well as by their success in obtaining new customers. Each year, we assign a new business sales target to each account executive. Our account executives receive a base salary plus commission. The commission schedule is reviewed annually and is targeted to the development of new customers and the sale of high margin services.

Our marketing department employs seven associates in our Tampa, Florida and Middletown, New York locations. Their responsibilities include promotions, advertising, trade shows and conferences, administrative support, responding to requests for information, producing customer proposals, and developing brochures and literature.

The product development group, which is part of the marketing department, is responsible for adding new products to our offerings from which we can derive new revenue streams. As a result of their efforts, we have recently begun to offer new products such as utilization review, utilization management, large case management, out-patient laboratory services and bill negotiation and review.

Our Intellectual Property and Technology

Our proprietary technology offers customers the benefits of an open architecture, which means that it is compatible with other operating systems and applications. Using a combination of electronic data interchange and Internet systems, customers can interface with our claims repricing system without incurring significant incremental capital expenditures for hardware or software or having to adopt a specific claims format. The open architecture of our system also improves reliability and facilitates the cross-selling of other technology-based services to our customers, in part because of the following characteristics:

Scalability.    Our systems are designed to be highly scalable or adaptable to levels of use. Using TCP/ IP in a Unix and Windows NT environment with a 10/100/1000 Mhz backbone, we have designed our systems to accommodate additional servers and disk space as needed with little or no interruption in processing. Using Oracle, our database technology gives us the flexibility to design web-enabled, customer applications that do not require the installation of proprietary software and to design new internal systems using the language of our choice (currently Visual Basic and Visual FoxPro).

Modularity.    Our systems have been developed with discrete or specific functionality that can be replicated and utilized with additional hardware so that the discrete functions may be reorganized and the system adapted to service different situations. We believe that this modularity enables us to optimize application and hardware performance, and take immediate advantage of improvements in hardware and software.

Redundancy.    All production servers are designed with a redundant array of inexpensive disks, which provides protection in the event a disk fails. Our hardware is replicated to provide redundancy in the event of a total system failure. We document and review our disaster recovery plans quarterly in order to reduce the risk of business interruption.

Industry Standards.    Through the adoption and active use of standard formats for healthcare electronic data interchange processing, we can support payer and provider processing requirements and provide standard interfaces to other electronic data interchange processing organizations. In addition, we believe that our electronic data interchange technology is fully compliant with the Health Insurance Portability and Accountability Act and other data privacy standards currently in place.

Ease of Use.    Our products utilize a 32 bit graphical user interface. Our web-based products are written in Java and function in any operating system capable of using a web browser, thereby enhancing ease of use by our customers.

Remote Connectivity Offerings.    We were an early adopter of the emerging Internet technology, quickly providing connectivity through virtual private networking, file transfer protocol and web-enabled applications. We believe that these features allow us to provide improved service levels and lower pricing. We have established relationships with multiple telecommunications vendors to ensure reliable and redundant connectivity over T1 and frame relay circuits.

Because our proprietary technology, mainly software and software applications, is neither patented nor copyrighted, we rely on trade secret laws for its protection. We have also implemented certain security measures such as firewall protection and corporate antivirus, e-mail and facility security to protect our systems from access by unauthorized parties who might want to copy or otherwise use our technologies. In addition, we rely on technology licensed from third parties to perform key functions, and may be required to license additional technology in the future. We have filed federal trademark applications for the marks “PlanVista Solutions” and “ClaimPassXL.”

Regulatory Matters

Regulation in the healthcare industry is constantly evolving. Federal, state, and local governments, as well as other third party payers, continue their efforts to reduce the rate of healthcare expenditures. Many of these policy initiatives have contributed to the complex and time-consuming nature of obtaining healthcare reimbursement for medical services. Our customers perform services that are governed by numerous other federal and state civil and criminal laws, and in recent years have been subject to heightened scrutiny on claims practices, including fraudulent billing and paying practices.

The Health Insurance Portability and Accountability Act sets forth procedures for administrative simplification and establishes standards and requirements for the electronic transmission of certain health information, which has had, and will continue to have, a significant effect on developers and users of healthcare information systems. The Department of Health and Human Services issued final regulations, applicable to all healthcare providers, payers and healthcare clearinghouses, relating to patient information privacy and electronic transactions. However, in March 2002, the Department of Health and Human Services proposed certain modifications to the final privacy regulations. The regulations related to patient information privacy establish privacy safeguard standards and implementation procedures that companies will have to follow, including adopting written privacy procedures and training employees. Companies must be in compliance with these regulations by April 2003. The regulations related to electronic transactions provide requirements for electronic transactions and requirements to adopt standard code sets to be used when describing diseases, injuries and other health problems, as well as their causes and symptoms. Compliance with these regulations was originally required by October 2002, but has been extended to October 2003 if a compliance plan is submitted to the Department of Health and Human Services by October 2002. Additionally, there are proposed regulations relating to security of individual health information and standards for a national employer identifier. While the Health Insurance Portability and Accountability Act could have an adverse effect on the operations of providers and payers and consequently reduce our revenue, we believe that we possess the technical and managerial knowledge and skills to benefit healthcare organizations seeking to establish compliance with the requirements of the Health Insurance Portability and Accountability Act. We have analyzed the extent to which we may need to alter our systems to comply with these regulations and do not believe that there will be significant costs to us in complying with such regulations.

Finally, there has been recent proposed legislation to amend the Public Health Service Act and the Employee Retirement Income Security Act of 1974 to protect consumers in managed care plans and who have other types of health coverage that could have an impact on our business. Introduced as the Bipartisan Patient Protection Act, this bill, if passed, would apply a uniform federal floor of protections to individuals with private health insurance, thus allowing states to enact more protective standards, and create a timely review process when individuals are denied treatment and would require prompt claims payment. Additionally, the proposed bill would permit patients to go to court to seek redress for any wrong that causes injury, subjecting both the plan and the issuer to liability.

Federal and state consumer laws and regulations may apply to us when we provide claims repricing services. In addition, while we are currently not subject to licensing requirements for the services we provide, it is possible that we will be subject to future licensing requirements in any of the states in which we currently perform services.

The high level of regulation of the healthcare industry by various governmental entities at the federal, state and local level make many healthcare providers eager to outsource many of the compliance aspects associated with such regulations. We believe we are well positioned to provide such services using our repricing technology and other claims processing technology that will facilitate compliance with the various laws and regulations.

Competition

Preferred Provider Network Access. The PPO industry is highly fragmented. According to the American Association of Preferred Provider Organizations, there are more than 1,100 PPOs in the United States. A few companies have provider networks and claim volumes of meaningful size, such as First Health Group Corporation, BCE Emergis/eHealth Solutions Group, Beech Street Corporation, Coalition America, Inc. and Multiplan, Inc. The remainder of the competitive landscape is diverse, with major insurance companies and managed care organizations such as Blue Cross Blue Shield, Aetna US Healthcare, WellPoint Health Networks, Inc., United Health Group, Humana Health Care Plans, Private Healthcare Systems (PHCS) and Cigna Healthcare also offering proprietary preferred provider networks and services. In addition, the number of independent PPOs has decreased as managed care organizations and large hospital chains have acquired PPOs to administer their managed care business and increase enrollment. We believe that the market remains extremely fragmented, and we expect consolidation to continue as the participants in the industry seek to acquire additional volume and access to PPO contracts in key geographic markets.

Electronic Claims Repricing. Currently, the claims repricing service market is fragmented. Our repricing competitors provide some or all of the services we currently provide. Our competitors can be categorized as follows:

•
large managed care organizations and third party administrators with in-house claim processing and repricing systems, such as Blue Cross Blue Shield, United Health Group and WellPoint Health Networks, Inc.;

•	healthcare information technology companies providing enterprise wide systems to the payer market, such as McKesson/HBOC, Eclipsys Corporation and Perot Systems; and
•	healthcare information software vendors selling claim processing products to the provider market, such as The Trizetto Group, Inc., HealthAxis and Avidyn/ppo One, Inc.

The market for claims repricing services is competitive, rapidly evolving, and subject to rapid technological change. We believe that competitive conditions in the healthcare information industry in general will lead to continued consolidation as larger, more diversified organizations are able to reduce costs and offer an integrated package of services to payers and providers.

Employees

At June 26, 2002, we had 148 employees, 25 of whom report to our headquarters in Tampa, Florida and 123 of whom report to our operations and technology center located in Middletown, New York. Our employees are not represented by a labor union or a collective bargaining agreement. We regard our relationships with our employees as satisfactory.

Properties

We conduct our business from our 8,240 square foot headquarters facility in Tampa, Florida and our approximately 24,000 square foot facility in Middletown, New York. We lease both of these facilities. We believe that our facilities are adequate for our present and anticipated business needs. In 2002, we moved our Tampa headquarters to its current location. We continue to pay rent to HealthPlan Holdings for our former Tampa location through June 2002.

Legal Proceedings

In the ordinary course of business, we may be a party to a variety of legal actions that affect many businesses, including employment and employment discrimination-related suits, employee benefit claims, breach of contract actions and tort claims. In addition, we have a number of indemnification obligations related to certain of the businesses we sold during 2000 and 2001, and we could be subject to a variety of legal and other actions as a result of such indemnification obligations. We currently have insurance coverage for some of these potential liabilities. Other potential liabilities may not be covered by insurance, insurers may dispute coverage, or the amount of insurance may not cover the damages awarded. While the ultimate financial effect of these claims and indemnification obligations cannot be fully determined at this time, in the opinion of management, they will not have a material adverse effect on our financial condition, results of operations, or cash flows.

In July 1999, TMG Life Insurance Company (now known as Clarica Life Insurance Company) asserted a demand against HealthPlan Services (the subsidiary that we sold to HealthPlan Holdings) for claims in excess of $7.0 million for breach of contract and related claims, and that HealthPlan Services asserted breach of contract and various other claims against Clarica. Following arbitration, we settled the dispute with Clarica in October 2000, in consideration for payment to them of $400,000. On April 17, 2000, Admiral Insurance Company, our errors and omissions carrier, filed a complaint for declaratory judgment in the United States District Court for the Middle District of Florida, naming HealthPlan Services, Clarica and Connecticut General Life Insurance Company, referred to as CIGNA Re, as defendants. In December 2001, we reached a settlement agreement related to these claims. Under the terms of this settlement agreement, we are obligated to pay CIGNA Re approximately $150,000 on or before December 31, 2002.

In January 2002, Paid Prescriptions, LLC initiated a breach of contract action against HealthPlan Services seeking $1.6 million to $2.0 million in compensation arising from our alleged failure (prior to our sale of this business) to meet certain performance goals under a contract requiring HPS to enroll a certain number of customers for Paid Prescriptions’ services. We are vigorously defending the action, pursuant to our indemnification obligations to HealthPlan Holdings.

We are also currently negotiating certain disputes regarding the closing balance sheet of the business sold to HealthPlan Holdings in June 2001. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

MANAGEMENT

Directors, Executive Officers and Key Employees

Our directors, executive officers and key employees are as follows:

Name	Age	Position
Phillip S. Dingle	40	Chief Executive Officer and Chairman of the Board, Class A Director
Jeffrey L. Markle	53	President and Chief Operating Officer
Donald W. Schmeling	41	Chief Financial Officer
James T. Kearns	44	Senior Vice President, Operations and Technology
Robert A. Martin	47	Senior Vice President, PayerServ/PlanServ
David C. Reilly	47	Senior Vice President, Strategic Planning
William L. Bennett	52	Vice Chairman of the Board, Class A Director
David J. Ferrari	65	Class B Director
Christopher J. Garcia	40	Class B Director
Martin L. Garcia	46	Class A Director
John D. Race	46	Class A Director
Randy Sugarman	60	Class B Director

Phillip S. Dingle has been a director, our Chairman and our Chief Executive Officer since May 2001, and was our President and Chief Executive Officer from October 2000 to May 2001. Mr. Dingle served as our President and Chief Operating Officer from June 2000 to September 2000, as our Executive Vice President and Chief Financial Officer from January 1999 to May 2000, and as our Senior Vice President and Chief Counsel from August 1996 to December 1998. Prior to August 1996, Mr. Dingle was a partner with the law firm of Hill, Ward & Henderson, P.A. in Tampa, Florida, having joined the firm in May 1990.

Jeffrey L. Markle has been our President and Chief Operating Officer since May 2001 and served as a director from July 2001 to April 2002. From July 1999 to May 2001, Mr. Markle was our Executive Vice President—Medical Cost Management and from June 1998 to June 1999, Mr. Markle was our Senior Vice President—Medical Loss Management. From 1996 to 1998, Mr. Markle was Vice President of the US Group Operations for Swiss Re Life & Health, a reinsurance company in Toronto. From 1994 to 1996, he was Vice President and General Manager of the Canadian Operations of Olsten Kimberly Quality Care, a home healthcare company. From 1991 to 1993, he was Chief Operating Officer of Medisys Health Group, Inc., a preventive healthcare company in Canada, and from 1989 to 1991 he was President and Chief Executive Officer of Laurentian Health Services, an executive and occupational health services company.

Donald W. Schmeling has been our Chief Financial Officer since July 2001. From October 2000 to July 2001, Mr. Schmeling was an independent financial business consultant and, from May 1999 to October 2000, he was Vice President and Chief Financial Officer of Hydrogen Media, Inc., an internet consulting company. From February 1997 to May 1999, he was a partner at Grant Thornton LLP, an accounting firm. From July 1995 to February 1997 he was Director of Finance at Uniroyal Technology Corporation, a plastics manufacturing company. Prior to that, he had worked at Deloitte & Touche LLP, an accounting firm, since 1983.

James T. Kearns has been our Senior Vice President, Operations and Technology since May 2001. Mr. Kearns served as our Senior Vice President, Operations from May 2000 to April 2001, as our Vice President,

Operations from May 1997 to May 2000 and as our Vice President, Network Development from 1996 to May 1997. Prior to joining National Preferred Provider Network in 1996, Mr. Kearns served as Director of Managed Care Services for Blue Cross/Blue Shield. Prior to that, Mr. Kearns was a rehabilitation consultant for Prudential Property and Casualty Insurance Company.

Robert A. Martin has been our Senior Vice President, PayerServ/PlanServ since March 2001. Previously, Mr. Martin was a partner at the actuarial and consulting firm Dion-Durrell & Associates from May 1998 to March 2001. From 1995 to 1998, Mr. Martin was Vice President of Market Development for Swiss Re Life & Health. From 1981 to 1995, he was Senior Manager, Insurance Services, at Bank of Montreal, leading its insurance line of business.

David C. Reilly has been our Senior Vice President, Strategic Planning since April 2002. From September 2001 to April 2002, Mr. Reilly was a management consultant with Southeast Strategy Consulting. From August 1994 to September 2001, he was President of CamEra, Inc., a provider of closed-circuit security camera systems. From 1985 to 1994, Mr. Reilly was Senior Vice President in charge of the retail division of Samsonite/American Tourister. Prior to that, he held positions in strategic planning, management consulting and public accounting.

William L. Bennett has been our Vice Chairman of the Board since January 1998. Mr. Bennett served as our Chairman of the Board from December 1994 to December 1997 and has been a director since August 1994. Since February 2000, Mr. Bennett has also been a partner, Director of Global Recruiting and Managing Director of Monitor Equity Advisors, a strategy consulting firm and merchant bank. From May 1991 to May 2001, he was a director of Allegheny Energy, Inc., an electric utility holding company. Until March 1995, Mr. Bennett served as Chairman and Chief Executive Officer of Noel Group, Inc., referred to as Noel Group, a publicly traded company that held controlling interests in small to medium-sized operating companies. Previously, Mr. Bennett was Co-Chairman and Chief Executive Officer of Noel Group from November 1991 to July 1994. Mr. Bennett is a director of Sylvan, Inc., a company that produces mushroom spawn and fresh mushrooms.

David J. Ferrari has been a director since April 2002. Mr. Ferrari is the Chief Executive Officer and founder of Argus Management Corporation, a specialized consulting firm providing turnaround and workout services. Prior to founding Argus Management Corporation in 1979, Mr. Ferrari worked for Abacus Associates, a consulting firm providing turnaround and workout services from 1969 to 1979, Mitek Management, a venture capital firm from 1968 to 1969 and Arthur Andersen from 1964 to 1968. Mr. Ferrari is currently a board member and advisor of several privately held companies.

Christopher J. Garcia has been a director since April 2002. Since November 2001, Mr. Garcia has served as the President of Concentra Managed Care Services, Inc. (“CMCS”), a national provider of medical claims processing and care management services. Prior to serving as President of CMCS, Mr. Garcia was the President and Chief Executive Officer of National Healthcare Resources, Inc., a provider of medical claims management solutions to the casualty insurance industry, a company that he founded in 1992. Prior to founding National Healthcare Resources, Inc., Mr. Garcia worked for Greenwich Capital Markets from January 1989 to May 1992, Chemical Bank from January 1988 to December 1988, Salomon Brothers, Inc. (now known as Salomon Smith Barney) from January 1986 to December 1987 and as a CPA with Peat, Marwick, Mitchell and Company (now known as KPMG) from June 1983 to December 1985. Mr. Garcia is currently a director of several privately held companies.

Martin L. Garcia has been a director since May 2001. Mr. Garcia is co-founder of Pinehill Capital Partners, Inc. (“Pinehill”), an investment company, and has been Managing Director of Pinehill since its inception in May 2000. In addition, Mr. Garcia is the founder, director and President of Garcia Enterprises, a real estate holding company formed in 1988. Since 1998, Mr. Garcia has served on the board of directors of Parkway Properties, Inc., a publicly traded, self-administered real estate investment trust. Mr. Garcia was a partner with the law firm of Hill, Ward & Henderson, P.A. from 1986 to 1998 and has been of counsel with the firm since 1998.

John D. Race has been a director since October 2000. Mr. Race is co-founder, Executive Vice President, Treasurer and a Portfolio Manager of DePrince, Race & Zollo, Inc., an investment advisory firm. Prior to forming DePrince, Race & Zollo, Inc. in April 1995, Mr. Race was a director and President of STI Capital Management, N.A., an investment manager subsidiary of SunTrust Banks, Inc. Following a routine examination of DePrince, Race & Zollo, the staff of the Securities and Exchange Commission, referred to as the SEC, expressed the view that DePrince, Race & Zollo and Mr. Race, one of its principals, had not updated its Form ADV and existing procedures under Investment Advisers Act Rule 204A with sufficient promptness and detail to address Mr. Race’s service as one of our directors, DePrince, Race & Zollo’s investment of client assets and its principals’ investment of personal assets in our common stock. DePrince, Race & Zollo revised its Form ADV and applicable procedures accordingly. In addition, DePrince, Race & Zollo and Mr. Race agreed to the entry of an order by the SEC that they cease and desist from any violations of Investment Advisers Act Sections 204 and 204A and related Rule 204-1. The order requires DePrince, Race & Zollo to retain an independent consultant who will review DePrince, Race & Zollo’s pertinent internal policies and to agree to implement any recommendations that the consultant might make.

Randy Sugarman has been a director since April 2002. Mr. Sugarman is currently a partner with Sugarman & Company, LLP, a company specializing in management turnaround services, which he founded in 1977. Prior to the formation of Sugarman & Company, LLP, Mr. Sugarman provided accounting services to Main Hurdman (now known as KPMG) and served as an accounting manager with Kenneth Leventhal & Company (now known as Ernst & Young). Mr. Sugarman is currently the Chairman and interim Chief Executive Officer of Firearms Training Systems, Inc., a publicly held company that produces firearm training systems. In addition, Mr. Sugarman is the President and sole director of several privately held companies and trustee of the PHP Collateral Trust, a liquidating trust arising out of a bankruptcy. Mr. Sugarman is also the founding member and a previous director of the Turnaround Management Association and has previously served on the boards of directors of Bay Area Bankruptcy Forum and the California Society of Certified Public Accountants.

Board of Directors

While at least 12,000 shares of our Series C convertible preferred stock are outstanding, our board is classified into Class A and Class B directors. The certificate of designation of our Series C convertible preferred stock provides that the holders of the Series C convertible preferred stock have the sole power, as a class, to elect the Class B directors, who comprise three of the seven seats on our board of directors. However, upon the occurrence of a “Board Shift Event”, as explained below, the board composition will change so as to increase the number of Class B directors by one to a total of four Class B directors, and to decrease the number of Class A directors by one to a total of three Class A directors, thereby shifting control of the board to the directors elected by the holders of the Series C convertible preferred stock. A “Board Shift Event” means (i) our failure to achieve net operating cash flow requirements specified in the certificate of designation of the preferred stock, (ii) any defaults in connection with the payment of principal or interest under our senior credit facility, including any applicable grace periods, or (iii) our failure to redeem all of the Series C convertible preferred stock by October 12, 2003. These provisions will cease to be in effect upon redemption of the Series C convertible preferred stock. Upon the closing of this offering and redemption of the Series C convertible preferred stock, our board of directors will no longer be classified and will consist of seven directors, all of whom will be elected by the holders of our common stock.

The issuance of the Series C convertible preferred stock pursuant to the foregoing terms set forth in the certificate of designation was a condition to the restructuring of our senior credit facility. Among the conditions to the closing of the restructuring was a requirement that certain accounts managed by DePrince, Race & Zollo that are holders of our common stock be granted the right to designate one Class A director, and that such person be John Race or a successor satisfactory to the holders of the Series C convertible preferred stock. Accordingly, in connection with the restructuring, we entered into a letter agreement with DePrince, Race & Zollo to this effect. This letter agreement will have no further force or effect after the redemption of the Series C convertible preferred stock, which will occur in connection with the closing of this offering.

Committees of the Board of Directors

Our board conducts its business through meetings of the board and its committees. In accordance with our by-laws, the board currently has executive, audit, compensation and strategy and technology committees.

The executive committee, which exercises, to the fullest extent permitted by applicable law, all of the powers and authority of the board in the management of our business and affairs during intervals between board meetings, is composed of Phillip S. Dingle, David J. Ferrari, Christopher J. Garcia and John D. Race.

The audit committee, which is composed of William L. Bennett, Martin L. Garcia and Randy Sugarman, operates pursuant to a charter approved by the board on June 13, 2000. John D. Race resigned from the audit committee effective June 25, 2002. The audit committee has authority to recommend to the board the independent public accountants to serve as auditors, to review with the independent auditors the annual audit plan, the consolidated financial statements, the auditors’ report, and their evaluation and recommendations concerning the our internal controls and to approve the types of professional services for which we may retain the independent auditors. All members of the audit committee are independent directors as defined by the New York Stock Exchange rules.

The compensation committee, which is composed of William L. Bennett, Christopher J. Garcia, Martin L. Garcia and John D. Race, has authority to exercise all of the powers and authority of the board relating to the compensation of, and the provision of incentives for, our officers, directors, management, employees and other persons performing services on our behalf, including, without limitation, matters relating to salaries, bonuses, deferred compensation, pension and profit sharing plans, stock option plans, and all other plans, agreements or arrangements relating in any way to compensation or to the provision of incentives to persons performing such services.

The strategy and technology committee, which is composed of William L. Bennett, David J. Ferrari, Christopher J. Garcia and Martin L. Garcia, has authority to retain, at our expense, consultants and other advisors and to advise and consult directly with the board and our officers on technology, operations and long-term planning matters affecting us, and to recommend such action to the board as the strategy and technology committee deems appropriate.

Compensation of Directors

We reimburse all directors for out-of-pocket expenses, including travel expenses, related to attendance at board and committee meetings. Directors who are also our employees receive no additional compensation for their service on the board and board committees. Each director who is not an employee is entitled to a quarterly retainer fee of $1,250 and an additional fee of $500 for each board meeting or committee meeting attended.

Pursuant to our Amended and Restated 1997 Directors Equity Plan (the “Directors Equity Plan”), each non-employee director may receive common stock rather than a cash retainer fee as compensation for each quarter in which the director serves on the board. The shares issued for each quarter have a value equal to $2,500, which is calculated based on the fair market value of our common stock at the end of the quarter. An eligible director may make an irrevocable election not to participate in the Directors Equity Plan in any year and instead receive quarterly cash retainers. The aggregate number of shares of common stock available for awards under the Directors Equity Plan is 20,000, subject to specified adjustments in the event of changes in the outstanding shares of common stock. As of June 27, 2002, we had issued 12,323 shares under this plan.

Each director who is not our employee also participates in our 1995 Directors Stock Option Plan (the “Directors Option Plan”), pursuant to which each non-employee director receives options to purchase shares of our common stock as provided under the plan. We are authorized to grant options to purchase an aggregate of 72,000 shares of common stock under this plan. As of June 27, 2002, we had granted options to purchase 28,800 shares of common stock under this plan. For a more detailed description of the various plans under which our directors are eligible for compensation, see “—Stock Option Plans.”

Executive Compensation

The following table shows information concerning all cash and non-cash compensation we paid for services to our Chief Executive Officer and each of our four other most highly compensated executive officers whose cash compensation exceeded $100,000 during the fiscal year ended December 31, 2001 and for the two preceding fiscal years if such individual was employed by us during that time, including any person who would have been included if he had been employed by us at the end of 2001.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation
Name and Principal Position(1)	Year	Salary($)	Bonus($)(2)	Securities Underlying Options/SARs(#)(3)		All Other Compensation($)(4)
Phillip S. Dingle	2001	$288,561	$—	10,989	(5)	$3,463
Chairman and Chief Executive Officer	2000	232,732	190,000	26,600		3,500
	1999	174,385	100,000	5,000		3,333
Jeffrey L. Markle	2001	219,231	—	10,000	(5)	3,435
President and Chief Operating Officer	2000	191,633	90,000	14,000		1,278
	1999	165,079	80,000	3,000		572
Jeffery W. Bak(6)	2001	99,327	50,000	8,000		1,986
Former Executive Vice President	2000	182,271	70,719	13,300		3,500
	1999	173,618	78,400	5,000		3,297
Donald W. Schmeling(7)	2001	78,231	—	12,135	(5)	—
Chief Financial Officer	2000	—	—	—		—
	1999	—	—	—		—

(1)	Indicates each named officer’s position with us as of December 31, 2001.
(2)	Represents bonus compensation awarded for the executive’s performance in the year indicated, but paid in the subsequent year.
(3)
Giving effect to the proposed one-for-five reverse stock split. Refers to incentive stock options granted during the stated fiscal year under either our 1995 Incentive Equity Plan (the “Incentive Plan”) or our Amended and Restated 1996 Employee Stock Option Plan (the “Employee Option Plan”), each of which provides for grants of stock options to our employees, as determined by the compensation committee of the board of directors. Each option grant reflected in the table vests over a four-year period from the date of the grant, with 20% of the options becoming vested on the grant date and 20% becoming vested on each successive anniversary of the grant date, until the options become fully vested on the fourth anniversary of the grant date.

(4)
Consists of our contributions to each named officer’s account under our Profit Participation 401(k) Plan. Does not include the amount of life insurance premium payments allocable to each named officer. We provide all employees with life insurance benefits that are generally equal to two years base salary, subject to certain adjustments.

(5)	Includes options to purchase 2,989, 2,000 and 2,135 shares granted by us to Messrs. Dingle, Markle and Schmeling, respectively, for these officers’ contributions during 2001, which vested immediately.
(6)	Mr. Bak is a former Executive Vice President whose employment with us terminated in June 2001 in connection with the sale of our third party administration and managing general underwriter businesses.
(7)	Mr. Schmeling joined us in July 2001.

Stock Options

The following table shows the individual grants of stock options made to our officers named in the Summary Compensation Table during the year ended December 31, 2001 (giving effect to the proposed one-for-five reverse stock split):

Option/SAR Grants in Last Fiscal Year

						Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (10 Years)(2)
	Individual Grants(1)					5%		10%
Name	Number of Securities Underlying Options/SARs Granted (#)		% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)	Expiration Date	Per Share Value	Aggregate Value	Per Share Value	Aggregate Value
Phillip S. Dingle	8,000	(3)	7	45.00	1/30/2011	$28.25	$226,000	$71.80	$574,400
Jeffrey L. Markle	8,000	(4)	7	45.00	1/30/2011	28.25	226,000	71.80	574,400
Jeffery W. Bak(5)	8,000		7	45.00	1/30/2011	28.25	226,600	71.80	574,400
Donald W. Schmeling	10,000	(6)	9	35.55	7/11/2011	22.35	273,500	56.75	567,500

(1)
Consists of option grants under the Employee Option Plan and the Incentive Plan. Each option grant vests over a four-year period from the grant date, with 20% of the options becoming vested on the grant date and 20% becoming vested on each successive anniversary of the grant date, until the options become fully vested on the fourth anniversary of the grant date.

(2)
The dollar gains under these columns result from calculations assuming 5% and 10% growth rates, as set by the SEC, and are not intended to forecast future price appreciation of our common stock. The gains reflect a future value based upon growth at the prescribed rates. We are not aware of any formula that will determine with reasonable accuracy a present value based on future unknown or volatile factors. Options have value to the named officers and to all option recipients only if the price of our common stock advances beyond the applicable option exercise price during the effective option period.

(3)	Does not include options to purchase 2,989 shares earned in 2001, but granted to Mr. Dingle in 2002.
(4)	Does not include options to purchase 2,000 shares earned in 2001, but granted to Mr. Markle in 2002.
(5)	Mr. Bak is a former Executive Vice President whose employment with us terminated in June 2001 in connection with the sale of our third party administration and managing general underwriter businesses.
(6)	Does not include options to purchase 2,135 shares earned in 2001, but granted to Mr. Schmeling in 2002.

Aggregated Option Exercises During 2001 and Fiscal Year-End Option Values

The following table shows information related to the stock options held during 2001 by each of the executive officers named in the Summary Compensation Table, specifying the stock options exercised in 2001 and the value realized upon the exercise of such options, and the number and value of securities underlying unexercised options at December 31, 2001 (giving effect to the proposed one-for-five reverse stock split). We do not have any outstanding stock appreciation rights.

Name	Shares Acquired On Exercise(#)	Value Realized ($)		Number of Securities Underlying Unexercised Options at Fiscal Year End (#) Exercisable(1)/Unexercisable	Value of Unexercised In-The-Money Options at Fiscal Year End(2) ($) Exercisable(1)/ Unexercisable
Phillip S. Dingle	—	—		25,340/24,360	$130,340/$195,510
Jeffery L. Markle	—	—		11,400/16,600	$68,600/$102,900
Jeffery W. Bak(3)	13,300	$333,078	(4)	—	—
Donald W. Schmeling	—	—		2,000/8,000	—

(1)	Indicates options that were vested and available for exercise as of December 31, 2001.

(2)
Value was computed as the difference between the exercise price and the $24.75 per share last reported sale price of our common stock on December 31, 2001, as reported by the New York Stock Exchange (giving effect to the proposed one-for-five reverse stock split).

(3)	Mr. Bak is a former Executive Vice President whose employment with us terminated in June 2001 in connection with the sale of our third party administration and managing general underwriter businesses.
(4)	Represents profit realized, before taxes, on sale of stock.

Stock Option Plans

Proposed 2002 Employee Stock Option Plan

The proposed 2002 Employee Stock Option Plan, if approved by our stockholders at the annual meeting to be held on July 17, 2002, will provide for grants of stock options to our employees, as determined by the compensation committee of the board of directors. The compensation committee may grant these options as incentive options, which qualify for certain favorable tax treatment, or as non-qualified options. The compensation committee has the authority to set the exercise price for the options, but such price will not be less than the fair market value of the common stock on the grant date. Options granted under this plan will become exercisable as set forth by the compensation committee in the option agreements. To the extent provided in the option agreement, the compensation committee may accelerate the vesting and exercisability of any option in the event of a change in control of our company as defined in the plan. The compensation committee is authorized to grant options to purchase an aggregate of up to 600,000 shares of our common stock under the plan, subject to specified adjustments in the event of changes in the outstanding shares of our common stock. The termination date for granting options under the plan will be August 2012. We expect to grant              of such options shortly following the offering.

Amended and Restated 1997 Directors Equity Plan

The purpose of our Directors Equity Plan is to offer each non-employee director the opportunity to increase his or her proprietary interest in our company. For each fiscal quarter, the compensation committee issues shares of our common stock to each non-employee director worth $2,500 (plus certain amounts credited to the director under the plan), which is calculated based on the fair market value of the common stock at the end of the quarter. An eligible director may make an irrevocable election not to participate in the plan in any year and instead receive quarterly cash retainers. The aggregate number of shares of common stock available for awards under the plan is 20,000, subject to specified adjustments in the event of changes in the outstanding shares of our common stock. As of June 27, 2002, we had issued 12,323 shares under this plan. The termination date for offerings of stock under the plan is January 2007 unless earlier terminated pursuant to the terms of the plan.

Amended and Restated 1996 Employee Stock Option Plan

Our Employee Option Plan provides for grants of stock options to our employees, as determined by the compensation committee or the board of directors. The compensation committee or the board of directors may grant these options as incentive options, which qualify for certain favorable tax treatment, or as non-qualified options. The compensation committee or the board of directors has the authority to set the exercise price for options at the time of grant, except that the exercise price of an incentive option may not be less than the fair market value of the common stock on the grant date. Stock option agreements under the plan generally provide for vesting over a four-year period from the date of the grant, with 20% of the options becoming exercisable six months after the grant date and 20% becoming exercisable on each of the next four successive anniversaries of the grant date. In the event of any merger, consolidation or sale of our stock or substantially all of our assets, the compensation committee or the board of directors, at its option, may accelerate the vesting of all outstanding Employee Option Plan options, subject to applicable law. There are currently options to purchase 250,000 shares authorized for grant under the plan, subject to specified adjustments in the event of changes in the outstanding shares of our common stock. As of June 27, 2002, we had granted options to purchase 209,329 shares under this plan. The termination date for granting options under the plan is June 2006.

1995 Directors Stock Option Plan

The purpose of our Directors Option Plan is to provide an incentive to non-employee directors and to enhance their identity with us and our financial success. Pursuant to the plan, each non-employee director automatically receives an option to purchase 2,400 shares of common stock, effective as of the later of (i) May 18, 1995 (the business day immediately preceding the day that our securities were first offered to the public in an underwritten initial public offering) or (ii) the date that the director becomes eligible to participate. Each participating director is also granted an additional option to purchase 2,400 shares of common stock if he or she is reelected to the board at the annual meeting of stockholders that follows the director’s fourth complete year of service on the board. All options vest over a four-year period from the date of grant, with 20% of the options becoming exercisable on the grant date and 20% becoming exercisable on each of the next four anniversaries of the grant date. In the event of any merger, consolidation or sale of substantially all of our assets, we may accelerate vesting of the outstanding plan options, subject to applicable law. The exercise price of each option is the fair market value of our common stock as of the grant date. There are currently options to purchase 72,000 shares authorized for grant under the plan, subject to specified adjustments in the event of changes in the outstanding shares of common stock. As of June 27, 2002, we had granted options to purchase 28,800  shares under this plan. The termination date for granting options under the plan is March 2005, unless earlier terminated pursuant to the terms of the plan.

1995 Incentive Equity Plan

Our Incentive Plan provides for the granting of options, stock appreciation rights and/or restricted stock as an incentive to employees to help us achieve success and growth. The options may be granted as incentive stock options, which qualify for favorable tax treatment, or as non-qualified stock options. The option exercise price is determined by the compensation committee of the board of directors; however, the option exercise price may not be less than 50% of the fair market value of the option on the date of grant in the case of non-qualified stock options and not less than the fair market value of the option on the date of grant in the case of incentive stock options. Other terms of the options or stock awards, such as any restriction or vesting periods, are to be determined by the compensation committee. In the event of any merger, consolidation or sale of our stock or substantially all of our assets, the compensation committee, at its option, may accelerate the vesting of all of the outstanding options, stock appreciation rights and restricted stock granted under the plan. The maximum number of shares that may be issued and sold under the plan is 200,000 shares, subject to specified adjustments in the event of changes in the outstanding shares of common stock. As of June 27, 2002, we had granted options to purchase 118,197  shares under the plan. We do not have any outstanding stock appreciation rights. The termination date for granting options, stock appreciation rights and restricted stock under the plan is March 2005.

1995 Consultants Stock Option Plan

Our 1995 Consultants Stock Option Plan provides for grants of stock options to persons who are neither our directors nor our employees, as the executive committee or the board of directors determines is in our best interests. Pursuant to the plan, options may be granted to one person at one or several times or to different persons at the same time or at different times, in either case under different terms and conditions, as long as such terms and conditions are consistent with the plan. The executive committee or the board of directors has the authority to determine the exercise price, provided that the exercise price may not be less than the fair market value of the common stock on the grant date. The vesting period for the options shall be stated in the agreement evidencing the option. There are currently options to purchase 20,000 shares authorized for grant under the plan, subject to specified adjustments in the event of changes in the outstanding shares of our common stock. As of June 27, 2002, we had granted options to purchase 19,200  shares under this plan. The termination date for granting options under the plan is August 2005, unless earlier terminated pursuant to the terms of the plan.

1996 Employee Stock Purchase Plan

Our 1996 Employee Stock Purchase Plan (the “Stock Purchase Plan”) provides employees, including executive officers, with an opportunity to acquire shares of our common stock at a reduced price. Under the terms of the Stock Purchase Plan, an employee may authorize a payroll deduction of a specified dollar amount per pay period. The proceeds of that deduction are used to acquire shares of our common stock on the offering date. The number of shares acquired is determined based on 85% of the closing price of our common stock on the New York Stock Exchange on the offering date. The plan does not allow non-employee directors to participate. The plan allows participation by any employee not covered by a collective bargaining agreement who has been employed by us for more than one year. Participation in this plan is voluntary, and therefore the amount and value of shares that will be acquired in the future pursuant to the plan cannot be determined at this time. The total number of shares authorized for issuance under this plan is 50,000. As of June 27, 2002, we had issued 4,705  shares under the plan. The termination date for offerings of stock under the plan is June 2004.

Employment Agreements

Effective June 1, 2000, we entered into an employment and noncompetition agreement with Phillip S. Dingle, our chief executive officer. The agreement had an initial one-year term, but automatically renews for successive one-year terms unless either party terminates prior to 120 days before a renewal date. The agreement entitles Mr. Dingle to an annual base salary of not less than $275,000 and a bonus to be calculated based on our financial performance and achievement of specified corporate objectives. As further provided by the agreement, in June 2000 the compensation committee awarded Mr. Dingle an option to purchase 26,600 shares of common stock. The agreement generally provides that if Mr. Dingle’s employment is terminated for any reason other than Mr. Dingle’s violation of his fiduciary duty to us, his gross or willful failure to perform the duties of his position, habitual unexcused absence over an extended period, embezzlement or misappropriation of corporate funds or his conviction of a felony, then Mr. Dingle will be entitled to an amount equal to one times his annual base salary, plus the aggregate amount of his base salary which is due during the remaining portion of the current agreement term. The agreement contains noncompetition, non-solicitation and nondisclosure restrictions that prohibit Mr. Dingle from directly or indirectly engaging in any business in the United States that delivers marketing, distribution or administrative services on behalf of healthcare payers for a period equal to the term of his employment agreement plus one year after termination of his employment for any reason. In connection with the closing of this offering, Mr. Dingle has agreed to amend these restrictions to further provide that he will not compete with us for a period of at least two years following the closing of this offering.

Effective June 1, 2001, we entered into an employment and noncompetition agreement with Jeffrey L. Markle, our president and chief operating officer. The agreement had an initial one-year term, but automatically renews for successive one-year terms unless either party terminates prior to 120 days before a renewal date. The agreement entitles Mr. Markle to an annual base salary of not less than $220,000 and a bonus to be calculated based on our financial performance and achievement of specified corporate objectives. Mr. Markle is also entitled to participate in our other employee benefits, such as the Employee Option Plan. The agreement generally provides that if Mr. Markle’s employment is terminated for any reason other than Mr. Markle’s violation of his fiduciary duty to us, his gross or willful failure to perform the duties of his position, habitual unexcused absence over an extended period, embezzlement or misappropriation of corporate funds or his conviction of a felony, then Mr. Markle will be entitled to an amount equal to one times his annual base salary, plus the aggregate amount of his base salary which is due during the remaining portion of the current agreement term. The agreement contains noncompete and nonsolicitation restrictions that prohibit Mr. Markle from engaging in any business in the United States that provides PPO or claims repricing services on behalf of healthcare payers or networks for a period equal to the term of his agreement plus one year following termination of his employment with us. In connection with the closing of this offering, Mr. Markle has agreed to amend these restrictions to further provide that he will not compete with us for a period of at least two years following the closing of this offering.

Pursuant to an employment memorandum dated October 25, 2001, as amended on January 9, 2002, from us to Donald W. Schmeling, our chief financial officer, we guaranteed Mr. Schmeling not less than one year’s salary as severance if he should be terminated under certain specified circumstances. Mr. Schmeling was originally retained in July 2001 at an annual salary of $180,000.

Executive Compensation Programs

We also maintain incentive plans under which each executive officer, including our chief executive officer, may be paid a cash bonus for each fiscal year. The bonuses are dependent primarily on our financial performance and achievement of strategic corporate objectives established by us at the start of each fiscal year. Financial performance objectives include targets for earnings.

Compensation Committee Interlocks and Insider Participation

The compensation committee of the board is composed of four directors: John D. Race, William L. Bennett, Christopher J. Garcia and Martin L. Garcia, none of whom is or was an officer or employee of our company or our subsidiaries. There are no interlocks between any of the members of our compensation committee and our officers and other directors. During the fiscal year ended December 31, 2001, the compensation committee was composed of John D. Race, William L. Bennett, Joseph S. DiMartino and John R. Gunn, none of whom is or was an officer or employee of our company or our subsidiaries.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On April 12, 2002, we issued subordinated convertible promissory notes to each of directors William L. Bennett and John D. Race to replace notes previously issued to those directors evidencing loans of $250,000 made by each of them to us. The original notes would have matured on the earlier of August 31, 2001 or the date we repaid our existing bank loans pursuant to our pre-restructuring credit agreement with our senior lenders. As required by our lenders for the restructuring of our credit facility, the notes to these directors were restructured to extend the maturity date beyond the maturity date of the restructured credit facility, or December 1, 2004. The replacement notes otherwise contain substantially the same terms as the original notes. The notes provide that the loans are subordinated to both our senior credit agreement and the Series C convertible preferred stock, unsecured and payable at prime plus 4% per annum. We intend to use a portion of the proceeds of this offering to repay these notes.

In July 2001, we sold 110,700 shares of our common stock for a purchase price of $3.8 million in private transactions to certain investment accounts managed by DePrince, Race & Zollo. John Race, one of our directors, is one of the principals of DePrince, Race & Zollo. These shares were sold at a 15% discount from the ten-day trading price of our common stock on the New York Stock Exchange during the period preceding the closing of the transaction, which we believe was reflective of the market price for restricted securities. In addition, the audit committee of the board of directors, with Mr. Race not participating, reviewed the transaction and recommended it. The proceeds of all such sales were applied to pay certain outstanding pre-closing liabilities of the divested third party administration and managing general underwriter businesses. As part of these sales, we granted registration rights to DePrince, Race & Zollo, on behalf of the accounts that they manage, with respect to the 110,700 shares of common stock purchased by those accounts. In connection with this offering, DePrince, Race & Zollo has agreed to a 180-day lock up with respect to these shares and we have agreed to register these shares on a shelf registration statement following such lock-up period.

On June 18, 2001, we sold our remaining third party administration and managing general underwriter businesses to HealthPlan Holdings, an affiliate of Sun Capital Partners, Inc., through HealthPlan Holdings’ purchase of all the stock of HealthPlan Services, one of our wholly-owned subsidiaries. Jeffery Bak, who was one of our executive vice presidents until the closing of the transaction, was offered by HealthPlan Holdings the opportunity to purchase an interest in the transferred businesses. We also agreed to pay Mr. Bak an additional bonus contingent on the closing of the transaction. As part of this sale, HealthPlan Holdings assumed approximately $40.0 million of working capital deficit, and acquired net assets of HealthPlan Services having a fair market value of approximately $30.0 million. To partially offset this deficit, we issued to HealthPlan Holdings (a) 141,952 shares of common stock and (b) a $5.0 million 6% subordinated secured convertible note. The note automatically converted into 162,654 shares of common stock upon the closing of the restructuring of our credit facility, based on the average closing price of our common stock during the ten trading days prior to conversion. We guaranteed to HealthPlan Holdings the issuance of sufficient shares so as to give it, on the sale of such securities, $5.0 million in gross proceeds. We have agreed to use $5.0 million of the proceeds of this offering to repurchase the 162,654 shares from HealthPlan Holdings and satisfy this obligation. Following the closing of this transaction, we reimbursed HealthPlan Services approximately $4.3 million for certain pre-closing liabilities that they settled on our behalf and issued to HealthPlan Holdings an additional 20,393 shares as penalty shares relating to certain post-closing disputes with respect to such pre-closing liabilities. The primary source of the funds for the reimbursement to HealthPlan Services was raised in a $3.8 million private placement of our common stock to certain accounts managed by DePrince, Race & Zollo, and the remainder was generated from our cash flow. In connection with these transactions, we granted registration rights to HealthPlan Holdings with respect to the previously referenced shares of common stock, 20,000 shares of common stock issued to HealthPlan Holdings as penalties for failure to obtain timely registration of those 162,345 shares and 8,310 shares issued as interest on the note prior to its conversion. We issued an additional 20,000 shares of common stock issued to HealthPlan Holdings for our failure to meet certain redemption obligations, which shares are not covered by any registration rights. We have agreed to register 190,655 of the shares of our common stock owned by HealthPlan Holdings in this offering. HealthPlan Holdings may elect to sell all or none of the 190,655 shares in this offering. If HealthPlan Holdings elects not to sell its shares in this offering, it has agreed to a 180-day lock up period immediately following the offering during which it will not sell any shares of our common stock (other than any of the 162,654 shares that we do not repurchase). In this event, we will register all of such shares of our common stock on a shelf registration statement at the conclusion of the lock-up period.

The law firm of Hill, Ward & Henderson, P.A., of which Martin L. Garcia, one of our directors, is of counsel, provides us with legal services. From January 1, 2001 through June 27, 2002, we paid Hill, Ward & Henderson, P.A. approximately $81,215 for these services.

In December 1996, we entered into an agreement with Noel Group and Automatic Data Processing, Inc., referred to as Automatic Data Processing, under which Noel Group agreed to sell 264,000 shares of our common stock to Automatic Data Processing at a purchase price of $100 per share (giving effect to the proposed one-for-five reverse stock split). Upon completion of this transaction on February 7, 1997, Automatic Data Processing owned approximately 9% of our common stock. In connection with Automatic Data Processing’s purchase of these shares, we granted registration rights to Automatic Data Processing, consisting of a commitment to file a shelf registration statement with the SEC covering the purchased shares and to keep the shelf registration statement continuously effective until the earlier of the third anniversary of the date of closing of the stock purchase agreement or until all of the shares were sold, and unlimited piggy-back registration rights covering any shares not sold pursuant to the shelf registration. No shares were sold pursuant to that shelf registration statement and Automatic Data Processing continues to have unlimited piggy-back registration rights with respect to the 264,000 shares. As required by the Automatic Data Processing agreement, Arthur F. Weinbach, Chairman and Chief Executive Officer of Automatic Data Processing, was elected to our board of directors in February 1997. Mr. Weinbach did not stand for reelection at our 2001 annual meeting of stockholders and his service on the board terminated in May 2001. Automatic Data Processing has provided payroll and stockholder distribution services for us since 1995. From January 1, 2001 through June 27, 2002, we paid Automatic Data Processing approximately $76,235 for these services.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information as of June 27, 2002 (unless otherwise indicated), giving effect to the proposed one-for-five reverse stock split, regarding the beneficial ownership of our common stock and preferred stock prior to this offering, the shares of common stock to be offered by stockholders and the beneficial ownership of our common stock after this offering (assuming no exercise of the underwriters’ over-allotment option) and giving effect to the use of proceeds described under “Use of Proceeds” by:

•	each person (or group of affiliated persons) who is known by us to own beneficially more than five percent of our common stock or our Series C convertible preferred stock;

•	each of our current directors;

•	each executive officer named in our Summary Compensation Table (see “Management—Executive Compensation”);

•	each person intending to offer shares for sale in this offering; and

•	all directors and executive officers as a group.

Beneficial ownership is determined under the rules of the SEC. These rules deem common stock subject to options currently exercisable, or exercisable within 60 days, to be outstanding for purposes of computing the percentage ownership of the person holding the options or of a group of which the person is a member, but they do not deem such stock to be outstanding for purposes of computing the percentage ownership of any other person or group. To our knowledge, except under applicable community property laws or as otherwise indicated, each person named in the table has sole voting and sole investment control with regard to all shares beneficially owned by such person.

The address of each stockholder is c/o PlanVista Corporation, 4010 Boy Scout Blvd., Suite 200, Tampa, Florida, 33607, unless otherwise indicated.

Name and Address of Beneficial Owner	Shares Beneficially Owned Before the Offering				Shares of Common Stock to be Offered	Shares of Common Stock Beneficially Owned After the Offering (1)
	Number (#)		Percent (%) of Class			Number (#)		Percent (%) of Class
	Common	Preferred	Common	Preferred
William L. Bennett(2)	49,933	—	1.5%	—	—	49,333
Phillip S. Dingle(3)	39,336	—	*	—	—	39,336		*
David J. Ferrari(4)	480	—	*	—	—	480		*
Christopher J. Garcia(4)	480	—	*	—	—	480		*
Martin L. Garcia(4)	960	—	*	—	—	960		*
Jeffrey L. Markle(5)	19,700	—	*	—	—	19,700		*
John D. Race(6)	1,219,316	—	36.4%	—	—	1,219,316
Donald W. Schmeling(7)	6,135	—	*	—	—	6,135		*
Randy Sugarman(4)	480	—	*	—	—	480		*
AmSouth Bank 13535 Feather Sound Drive Building 1, Suite 525 Clearwater, FL 33762	1,714	1,657	*	5.7%	1,714	—	(8)	—
Automatic Data Processing, Inc. One ADP Boulevard Roseland, NJ 07068	264,000	—	7.9%	—	—	264,000
Bank of America, N.A. 100 N. Tampa Street Suite 1700 Tampa, FL 33602	4,285	4,143	*	14.3%	4,285	—	(8)	—
Cooperative Centrale Raiffeisen-Boerenleenbank B.A. “Rabobank” Nederland New York Branch 245 Park Avenue New York, NY 10167	3,000	2,900	*	10.0%	3,000	—	(8)	—
Credit Lyonnais New York Branch 1301 Avenue of the Americas New York, NY 10019	3,000	2,900	*	10.0%	3,000	—	(8)	—
DePrince, Race & Zollo, Inc.(9) 201 S. Orange Ave. Suite 850 Orlando, FL 32801	1,184,040	—	35.3%	—	—	1,184,040
Dimensional Fund Advisors, Inc. (10) 1299 Ocean Ave., 11th Floor Santa Monica, CA 90401	219,521	—	6.5%	—	—	219,521

Name and Address of Beneficial Owner	Shares Beneficially Owned Before the Offering				Shares of Common Stock to be Offered	Shares of Common Stock Beneficially Owned After the Offering (1)
	Number (#)		Percent (%) of Class			Number		Percent (%) of Class
	Common	Preferred	Common	Preferred
Fifth Third Bank, Central Ohio 21 East State St., 7th Fl. Columbus, OH 73215	1,714	1,657	*	5.7%	1,714	—	(8)	—
Fleet National Bank 111 Westminster St. RIDE03320A Providence, RI 02903	3,428	3,314	*	11.4%	3,428	—	(8)	—
HealthPlan Holdings, Inc.(11) 5200 Town Center Circle Suite 470 Boca Raton, FL 33486	373,310	—	11.1%	—	190,655	182,654
Hibernia National Bank 225 Baronne Street, 10th Fl New Orleans, LA 70112	1,714	1,657	*	5.7%	1,714	—	(8)	—
NCR Pension Trust (12) 1700 South Patterson Boulevard Dayton, OH 45478	192,800	—	5.8%	—	—	192,800
New England Financial Distributors, LLC(13) c/o New England Financial 501 Boylston St. Boston, MA 02116	54,874	—	1.6%	—	54,874			—
South Trust Bank 420 North 20th Street A-001-TW-0601 Birmingham, AL 35203	3,000	2,900	*	10.0%	3,000	—	(8)	—
SunTrust Bank 201 4th Avenue North 12th Fl. Nashville, TN 37219	3,428	3,314	*	11.4%	3,428	—	(8)	—
Wachovia Bank, National Association 301 S. College Street DC-10 Charlotte, NC 28207-0735	4,714	4,558	*	15.7%	4,714	—	(8)	—
All directors and executive officers as a group(14) (includes nine persons)	1,336,340	—	39.9%	—	—	1,336,340		—

*	Less than one percent.
(1)	All of the outstanding shares of Series C convertible preferred stock will be redeemed immediately following this offering.
(2)
Includes 960 shares issuable upon exercise of options that are exercisable within 60 days of June 27, 2002. Also includes 721 shares held by Mr. Bennett’s children, as to which shares Mr. Bennett disclaims beneficial ownership.

(3)	Includes 36,249 shares issuable upon exercise of options that are exercisable within 60 days of June 27, 2002.
(4)	Represents shares that are issuable upon exercise of options that are exercisable within 60 days of June 27, 2002.
(5)	Includes 18,400 shares issuable upon exercise of options that are exercisable within 60 days of June 27, 2002.
(6)
Includes 960 shares issuable upon exercise of options that are exercisable within 60 days of June 27, 2002. Also includes 1,184,040 shares beneficially owned by certain accounts managed by DePrince, Race & Zollo, with respect to which shares Mr. Race disclaims beneficial ownership. Mr. Race is co-founder, Executive Vice President, Treasurer and a Portfolio Manager of DePrince, Race & Zollo. These shares may be voted by Gregory M. DePrince, John D. Race and Victor Zollo, Jr., all of whom share voting power with DePrince, Race & Zollo.

(7)	Represents shares issuable upon exercise of options that are exercisable within 60 days of June 27, 2002.
(8)
Excludes such stockholder’s pro rata share, as set forth in this table, of 330,000 shares of common stock to be issued to our senior lenders in connection with the payout of our senior credit facility and redemption of our Series C convertible preferred stock.

(9)	Based on information provided to us by DePrince, Race & Zollo.

(10)
Based on information provided by Dimensional Fund Advisors, Inc. on Form 13-G filed with the SEC on February 12, 2002. These shares may be voted by Robert T. Deere, Vice President and Portfolio Manager.

(11)
Based on information provided by HealthPlan Holdings on Form 13-G filed with the SEC on May 1, 2002 and additional issuances we have made since that date. These shares may be voted by Mark J. Leder and Roger R. Krouse, who share voting power with Health Plan Holdings, Sun Health Plan LLC, Sun Capital Partners II, LP, Sun Capital Advisors II, LP and Sun Capital Partners LLC.

(12)
Represents shares that are also included in the total amount of shares reported by DePrince, Race & Zollo in the table. Based on information provided by NCR Pension Trust on Form 13-G filed with the SEC on February 11, 2002. These shares may be voted by DePrince, Race & Zollo, Inc., who shares voting power with NCR Pension Trust.

(13)	Based on information provided to us by New England Financial Distributors, LLC.
(14)	Includes 65,104 shares issuable upon exercise of options that are exercisable within 60 days of June 27, 2002.

DESCRIPTION OF CAPITAL STOCK

Our certificate of incorporation authorizes the issuance of up to 100,000,000 shares of common stock and 20,000,000 shares of preferred stock, the rights and preferences of which may be established from time to time by our board of directors. As of the date of this prospectus, there are 3,352,922 shares of common stock issued and outstanding and 29,000 shares of Series C convertible preferred stock issued and outstanding. As of June 13, 2002, we had approximately 154 registered holders of our common stock.

Delaware law allows our board of directors to issue additional shares of stock up to the total amount of common stock and preferred stock authorized without obtaining the prior approval of the stockholders, although the issuance of common stock or other securities convertible into common stock, in quantities greater than certain specified amounts, is subject to the stockholder approval policy of the New York Stock Exchange.

Common Stock

Dividend Rights

The holders of common stock are entitled to receive ratably such dividends, if any, as the board of directors may declare from time to time out of funds legally available. See “Dividend Policy.”

Voting Rights

Each share of common stock entitles its holder to one vote. With respect to election of the board of directors, while shares of Series C convertible preferred stock remain outstanding, the common stock votes only for the Class A directors, which comprise four out of seven seats on the board. The number of Class A directors is subject to reduction upon a “Board Shift Event” as described below. Upon redemption of the Series C convertible preferred stock, holders of common stock will be entitled to vote for all directors and on all other matters requiring stockholder approval. We will redeem the Series C convertible preferred stock in connection with the closing of this offering.

Preemptive Rights

The common stock has no preemptive or conversion rights or other subscription rights.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share equally and ratably in all assets remaining after payment of liabilities and preferences of any then-outstanding preferred stock. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be outstanding upon completion of this offering will be fully paid and nonassessable.

Preferred Stock

We have authority to issue 20,000,000 shares of preferred stock, with our board of directors having the authority to issue such series of preferred stock, with the designations, powers, preferences, performances and rights as the board shall determine. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting control of others. Our board has established three series of preferred stock: Series A preferred stock, par value $.01 per share, and Series B preferred stock, par value $.01 per share, both of which have no shares currently outstanding; and Series C convertible preferred stock, par value $.01 per share, of which 29,000 shares are currently outstanding, but all of which we intend to redeem with the proceeds of this offering.

Series A and Series B Preferred Stock

The Series A preferred stock is entitled to vote for the election or removal of directors and on all other matters on which stockholders are entitled to vote under the Delaware General Corporation Law, and has one vote for each share of Series A preferred stock held of record. The Series B preferred stock does not have any right to vote on any matter on which stockholders are entitled to vote, unless otherwise expressly required by law. Otherwise, the Series A preferred stock and the Series B preferred stock are entitled to the same powers, preferences, rights, qualifications, limitations and restrictions. The Series A and Series B preferred stock are entitled to receive cumulative cash dividends per annum per share when, as and if declared by our board of directors, payable on a quarterly basis, at the rate of $.06 per share. There are no shares of Series A preferred stock or Series B preferred stock outstanding.

Series C Convertible Preferred Stock

The Series C convertible preferred stock accrues dividends at 10% per annum during the first twelve months from issuance and at 12% per annum thereafter. Dividends are payable quarterly in additional shares of Series C convertible preferred stock or, at our option, in cash. So long as any shares of Series C convertible preferred stock are outstanding, the Series C convertible preferred stock votes as a separate class on matters that affect it. In addition, while at least 12,000 shares of Series C convertible preferred stock are outstanding, the Series C convertible preferred stock is entitled to elect three out of seven directors, designated as the Class B directors. However, the Series C convertible preferred stock does not otherwise generally vote on all matters on which the common stock is entitled to vote, unless the conditions for “as converted” voting rights, discussed below, are met. Upon the occurrence of a Board Shift Event, as defined below, the board composition will change so as to increase the number of Class B directors by one to a total of four Class B directors, and to decrease the number of Class A directors by one to a total of three Class A directors, thereby shifting control of the board to the directors elected by the holders of Series C convertible preferred stock. A “Board Shift Event” is defined as (i) our failure to achieve certain specified net operating cash flow requirements, (ii) any default in connection with the payment of principal or interest under our restructured credit facility, including any applicable grace periods, or (iii) our failure to redeem all of the Series C convertible preferred stock by October 12, 2003.

We may redeem the Series C convertible preferred stock at any time at our option at a redemption price of $1,000 per share plus accrued dividends. However, our senior lenders have agreed that no additional payment will be required to redeem the Series C convertible preferred stock in connection with our payoff of our senior secured debt pursuant to our payout option. See “Recent Events Affecting This Offering.”

In addition, each share of Series C convertible preferred stock is convertible, at the option of the holder of Series C convertible preferred stock, at any time from and after October 12, 2003, into fully paid and nonassessable shares of common stock at the conversion price set forth in the certificate of designation, subject to anti-dilution adjustments, including adjustments to maintain the number of shares of common stock issuable upon conversion into 51% of our fully diluted common stock. Assuming the Series C convertible preferred stock was not redeemed in this offering, upon conversion of all of the Series C convertible preferred stock, the holders of such shares, as a group, would control us since the conversion would result in the issuance of 51% of our common stock. The Series C convertible preferred stock will also vote as a single class with the common stock on all matters other than the election of directors on an “as-converted” basis (i.e., with each share of Series C convertible preferred stock having a number of votes equal to the number of shares of common stock into which it would be converted) upon the earliest to occur of (1) a Board Shift Event as a result of our failure to achieve specified net operating cash flow requirements, (2) any other Board Shift Event occurring after October 12, 2003 or (3) any time when fewer than 12,000 shares of Series C convertible preferred stock are outstanding. There are 29,000 shares of Series C convertible preferred stock outstanding, all of which we intend to redeem with the proceeds of this offering. In connection with the issuance of the Series C convertible preferred stock, the senior lenders entered into a stockholders agreement with us, which provides, among other things, for registration rights in connection with the sale of any shares of common stock that are issuable upon conversion of the Series C convertible preferred stock. The registration rights include shelf and piggy-back registration rights. For a more detailed discussion of these rights, see “—Registration Rights—Senior Lenders.”

The issuance of the Series C convertible preferred stock was not submitted to our stockholders for approval in reliance on the “financial distress” exception to the shareholder approval policy of the New York Stock Exchange. Stockholders were notified of our reliance on this exception for the approval of the closing of the transaction.

Transfer Agent

Our transfer agent for our common stock is Wachovia Bank, National Association (formerly known as First Union National Bank) and its address is Shareholder Services—NC1153, 1525 West W.T. Harris Blvd., 3C3, Charlotte, North Carolina 28288-1153.

Charter and Contractual Provisions Regarding Limitation of Liability and Indemnification

Our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as directors, except for liability (1) for any breach of a director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law or (4) any transaction from which the director derives an improper personal benefit. Moreover, the provisions do not apply to claims against a director for violations of certain laws, including federal securities laws. If the Delaware General Corporation Law is amended to authorize the further elimination or limitation of directors’ liability, then the liability of our directors will automatically be limited to the fullest extent provided by law. Our certificate of incorporation expressly grants each of our directors and officers the right to seek indemnification from us in connection with any action or proceeding against such officer or director by reason of the fact that such person is an officer or director. These provisions and agreements may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors. We believe that these contractual agreements and the provision in our certificate of incorporation are necessary to attract and retain qualified persons as directors and officers.

Delaware Anti-Takeover Law

We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. Under Section 203, certain “business combinations” between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and any person acquiring 15% or more of the voting stock of such Delaware corporation (an “interested stockholder”) are prohibited for a three-year period following the time that such stockholder became an interested stockholder, unless:

•
either the business combination or the transaction that resulted in the stockholder becoming an “interested stockholder” was approved by the board of directors of the corporation prior to the time that person became an interested stockholder;

•
upon consummation of the transaction that made that person an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers and stock held in employee stock plans in which the employees do not have a right to determine confidentially whether to tender or vote stock held by the plan); or

•
at or following the time at which that person became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the voting stock not owned by the interested stockholder.

A corporation may opt out of the effect of this statute by (1) including a provision to this effect in the corporation’s original certificate of incorporation, (2) amendment to the corporation’s bylaws made by the board of directors within 90 days after the effective date of the statute, or (3) amendment of the corporation’s certificate of incorporation or bylaws approved by holders of a majority of the shares entitled to vote; provided that such amendment shall generally not take effect until 12 months after its adoption and shall not affect any business combination with interested stockholders that is effected during such 12 months. The three-year prohibition does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions that increase an interested stockholder’s percentage ownership of stock. Section 203 could have the effect of delaying, deferring or preventing a change in control of our company. To date, we have not opted out of Section 203.

Registration Rights

We have outstanding registration obligations with respect to shares of our common stock owned by certain of our stockholders.

Senior Lenders

We have granted various registration rights to our senior lenders with respect to an aggregate of 30,000 shares of our common stock that they currently own, which we are registering in this offering, and an aggregate of 330,000 shares issuable upon completion of this offering.

We issued an aggregate of 15,000 shares of our common stock to our senior lenders in July 2001 in consideration for an amendment and waiver to our credit agreement in connection with our sale of HealthPlan Services. Under the registration rights agreement that we entered into with our senior lenders at that time, we were required to file, as soon as practicable following the issuance of those shares, a registration statement with the SEC to cover their resale. Our senior lenders also currently have piggy-back rights to include those shares on any registration statement that we file with respect to an offering of equity securities, subject to certain exceptions, whether for our account or for the account of other stockholders. The registration rights granted with respect to these shares survive until the shares are sold under an effective registration statement, become freely transferable under the Securities Act or are no longer issued and outstanding. We also granted additional registration rights with respect to these shares, as described below.

We issued an aggregate of 15,000 shares of our common stock to our senior lenders in April 2002 as fees in connection with the restructuring. At that time, we entered into a stockholders agreement with the senior lenders, pursuant to which we granted registration rights with respect to these shares, the 15,000 shares issued in July 2001, the shares issuable upon conversion of the Series C convertible preferred stock and the 330,000 shares issuable upon closing of this offering in connection with the payoff of our senior credit facility and redemption of the Series C convertible preferred stock. The stockholders agreement (1) requires that we file and make effective by October 12, 2003 a shelf registration statement covering those shares and (2) grants to the senior lenders piggy-back registration rights with respect to those shares after October 12, 2003. Upon fulfillment of the conditions to the repayment of our senior indebtedness, all provisions of the stockholders agreement except those relating to the piggy-back registration rights will be terminated. The piggy-back registration rights will survive until the shares are sold under an effective registration statement, become freely transferable under the Securities Act or are no longer issued and outstanding. We intend to use a portion of the proceeds of this offering to retire our senior indebtedness and repurchase the shares of Series C convertible preferred stock and, therefore, if the offering is completed, there will be no outstanding shares of Series C convertible preferred stock following the closing of this offering.

In connection with our option to retire our senior indebtedness and redeem the Series C convertible preferred stock, we have agreed to register in this offering the 30,000 shares currently owned by our senior lenders. If any of these shares are not sold in this offering, our senior lenders have agreed not to sell any unsold shares during the 180 days following the closing of this offering. In addition, we have offered each lender the option to elect, within 10 days of notice of the effectiveness of this offering, to sell to us, at the price of this offering to the public, net of underwriting discounts and commissions, its allocable portion of the 330,000 shares that we will be required to issue upon the closing of this offering. We have offered to use up to approximately $             to repurchase an aggregate of up to 330,000 shares of our common stock from those lenders who elect to sell their allocable portion of such shares to us under the terms described above. Any lender that elects not to sell its entire allocable portion of such shares to us as provided will be required to agree, subject to certain exceptions, not to sell any of its shares of our common stock during the 180 days following the closing of this offering. We have agreed that we will register on a shelf registration statement, after the expiration of this 180-day period, any of the 30,000 shares being registered in this offering that are not sold in this offering and any of the 330,000 shares to be issued to our senior lenders upon the closing of this offering that we do not repurchase. Any unsold shares will remain covered by the piggy-back registration rights that we have granted with respect to those shares.

HealthPlan Holdings

In connection with our sale of HealthPlan Services to HealthPlan Holdings, HealthPlan Holdings assumed approximately $40.0 million of working capital deficit and acquired net assets of HealthPlan Services having a fair market value of approximately $30.0 million. As partial offset of this deficit, we issued 141,952 shares of common stock to HealthPlan Holdings. Following the closing of this transaction, we reimbursed HealthPlan Services approximately $4.3 million for certain pre-closing liabilities that they settled for us and issued to HealthPlan Holdings an additional 20,393 shares as penalty shares relating to certain post-closing disputes with respect to those pre-closing liabilities. The primary source of the funds for the reimbursement to HealthPlan Services was raised in a $3.8 million private placement of our common stock to certain accounts managed by DePrince, Race & Zollo and the remainder was generated from our cash flow. Under the registration rights agreement between us and HealthPlan Holdings, we were required to register those 162,345 shares as soon as practicable after the closing of that transaction. As a result of our failure to effectively register those shares, we were required to issue an aggregate of 20,000 additional shares of common stock to HealthPlan Holdings as penalty payments. We were also required to issue 20,000 additional shares to HealthPlan Holdings as penalty payments for failing to redeem the 162,345 shares for cash. We also issued to HealthPlan Holdings a $5.0 million note convertible into shares of our common stock to partially offset the deficit assumed by HealthPlan Holdings and issued an additional 8,310 shares to HealthPlan Holdings in payment of interest under the $5.0 million note accrued prior to the conversion. In connection with our debt restructuring, HealthPlan Holdings converted the $5.0 million note into 162,654 shares of our common stock. We are required to make up the difference between the proceeds from the disposition of those shares and $5.0 million, if any, by issuing to HealthPlan Holdings a sufficient number of shares of our common stock to enable them to receive $5.0 million in proceeds.

Under the registration rights agreement, HealthPlan Holdings currently has (1) the right to demand, on up to two occasions, that we register any of the first 20,000 shares issued to it as penalty shares, the 8,310 shares issued to it as interest on the $5.0 million note and the 162,654 shares issued to it upon conversion of that note, (2) the right to request that we file a shelf registration statement to cover those shares and (3) piggy-back registration rights with respect to those shares. These registration rights survive until the shares are sold under an effective registration statement, become freely transferable under the Securities Act, are transferred and are no longer restricted from sale without registration under the Securities Act or are no longer issued and outstanding. We did not grant any registration rights with respect to the 20,000 shares issued as penalty payments for our failure to redeem the 162,345 shares. If HealthPlan Holdings exercises a demand right, we are required not to effect any sales of securities similar to or convertible into our common stock during the 90 days prior to and the 120 days beginning on the effective date of the demand registration statement. In connection with the restructuring, pursuant to the stockholders agreement among us and our senior lenders, we agreed to register all shares with respect to which HealthPlan Holdings currently has registration rights and further agreed that we would not register any shares owned by HealthPlan Holdings that are not currently covered by registration rights. Upon fulfillment of the conditions to the repayment of our senior indebtedness, the provisions of the stockholders agreement applicable to the shares of our common stock owned by HealthPlan Holdings, as well as all other provisions of the stockholders agreement except those relating to the senior lenders’ piggy-back registration rights, will be terminated.

We have agreed to use $5.0 million from the proceeds from this offering to purchase from HealthPlan Holdings the 162,654 shares and to satisfy our obligations related to those shares, and they have agreed to surrender those shares to us upon the payment of $5.0 million. We have also agreed to register in this offering 190,655 of the shares currently owned by HealthPlan Holdings, which are the 162,345 shares issued in connection with the sale of HealthPlan Services, the 20,000 shares issued as penalty payments for our failure to register the 162,345 shares and the 8,310 shares issued as interest payments. HealthPlan Holdings may elect to sell all or none of such shares in this offering. HealthPlan Holdings has agreed that, if it elects not to sell any of its shares in this offering, it will not sell any shares of our common stock during the 180 days following the closing of this offering other than any of the 162,654 shares that we do not repurchase. We have agreed that, after the expiration of the 180-day period, we will register any of the 190,655 shares being registered in this offering that remain unsold. Any unsold shares will remain covered by the demand registration rights and piggy-back registration rights that we have granted with respect to those shares.

New England Financial Distributors

In March 2002, we issued 54,874 shares of our common stock to New England Financial as partial payment for the restructuring of an outstanding promissory note. We committed to register those shares expeditiously, agreeing to file a registration statement by May 27, 2002, to allow New England Financial to sell such shares to the public. New England Financial subsequently assigned the shares to New England Financial Distributors. In this offering, we are registering the 54,874 shares owned by New England Financial Distributors.

DePrince, Race & Zollo

In July 2001, certain accounts managed by DePrince, Race & Zollo purchased 110,700 shares of our common stock from us in private placement transactions. Under the stock purchase and registration rights agreement that we entered into with DePrince, Race & Zollo at that time, we were required to file, as soon as practicable following the issuance of those shares, a registration statement with the SEC to cover their resale. DePrince, Race & Zollo currently holds, for the benefit of its accounts, with respect to those shares, (1) two demand registration rights, (2) shelf registration rights and (3) piggy-back registration rights. DePrince, Race & Zollo, on behalf of its managed accounts, has agreed not to exercise its registration rights or otherwise sell any shares of our common stock during the 180 days following the effective date of this offering. We have agreed that, after the expiration of this 180-day period, we will register those shares on a shelf registration statement. Any unsold shares will remain covered by the demand and piggy-back registration rights that we have granted with respect to those shares.

Automatic Data Processing

In December 1996, Automatic Data Processing purchased 264,000 shares of our common stock from Noel Group pursuant to a stock purchase agreement with Noel Group and us. Automatic Data Processing currently has piggy-back registration rights with respect to those shares in the event that we propose to register any of our securities under the Securities Act, whether for our own account or for the account of other stockholders, for sale in an underwritten offering. Automatic Data Processing has notified us of its intention not to sell any of these shares in this offering or on the shelf registration statement that will follow after the expiration of the 180-day period following the offering. Thereafter, the shares owned by Automatic Data Processing continue to be covered by the piggy-back registration rights that we have granted with respect to those shares.

Underwriter’s Warrants

In connection with this offering, we have agreed to issue warrants to purchase an aggregate of              shares of our common stock to Friedman, Billings, Ramsey & Co., Inc. upon the closing of this offering, which will be immediately exercisable at a per share exercise price equal to the public offering price in this offering. We have granted the holders of the warrants (or the underlying shares of common stock) a demand registration right, which may be exercised no later than five years from the effective date of this offering, and piggy-back registration rights, which may be exercised no later than seven years from the effective date of this offering.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the offering, we will have              shares of common stock outstanding, or              shares of common stock if the underwriters exercise their over-allotment option in full (assuming no exercise of outstanding options and warrants and warrants to be issued to Friedman, Billings, Ramsey & Co., Inc. upon consummation of this offering, none of the 330,000 shares of common stock to be issued to our senior lenders are repurchased and 162,654 shares are repurchased from HealthPlan Holdings in connection with the satisfaction of the $5.0 million convertible note). All of the shares sold in this offering, including any shares sold to the underwriters upon exercise of their over-allotment option, and              of the presently outstanding shares of our common stock will be freely tradable without restriction or registration under the Securities Act unless purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act. The remaining              outstanding shares of our common stock will be “restricted securities” within the meaning of Rule 144 under the Securities Act and may be sold in the public market only if they are registered or qualify for an exemption from registration, such as the ones provided under Rule 144 or Rule 701 under the Securities Act, summarized below.

We are registering an aggregate of 275,528 shares for sale by certain selling stockholders. To the extent any of those shares are not sold, they will be subject to registration rights. See “Description of Capital Stock – Registration Rights.”

Lock-Up Agreements.    Our directors, executive officers and their affiliates and certain other stockholders who hold an aggregate of                  shares have agreed that for a period of 180 days after the effective date of this offering they will not, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc., offer, sell, contract to sell or otherwise dispose of any equity securities, or any securities exercisable for or convertible into such securities, subject to certain exceptions. Given these contractual restrictions, beginning 180 days after the closing of this offering, the              shares of our common stock and              shares issuable upon the exercise of presently exercisable options and warrants would be available for sale in the public market subject to the limitations of Rule 144. The underwriters do not intend to release the directors, executive officers, their affiliates or other stockholders from the lock-up agreements; however, the underwriters, in their sole discretion, may release any of these stockholders from the lock-up agreements prior to expiration of the 180-day period without notice.

Following the lock-up period, we have agreed to register on a shelf registration statement with the SEC, 110,700 shares of common stock owned by DePrince, Race & Zollo, any shares owned by our senior lenders and shares owned by HealthPlan Holdings for sale from time to time pursuant to such registration statement.

Rule 144.    In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, including an affiliate, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock, approximately              shares immediately after this offering, or the average weekly trading volume in the common stock during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions. In addition, a person who is not deemed to have been an affiliate of our company at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

We have issued warrants for the purchase of up to 40,000 shares of our common stock to Centra, which are exercisable at a per share price of $31.99 (giving effect to the proposed one-for-five reverse stock split). While these shares are not covered by any registration rights, they will be eligible for future sale under Rule 144 or another applicable exemption from registration.

We have also agreed to issue warrants to purchase an aggregate of              shares of our common stock to Friedman, Billings, Ramsey & Co., Inc. upon the closing of this offering, which warrants will be immediately exercisable. We have agreed to grant both demand and piggy-back registration rights to the holders of these warrants (and the underlying shares of common stock).

For a description of the registration rights we have granted to various parties, see “Description of Capital Stock—Registration Rights.”

Stock Option Plans.     In addition, we have filed registration statements on Form S-8 under the Securities Act to register              shares of our common stock reserved for issuance under our Incentive Plan, our Directors Option Plan, our Stock Purchase Plan, our Employee Option Plan and our Directors Equity Plan. These registration statements became effective automatically upon filing and shares issued under these plans may be sold in the open market following expiration of the lock-up period described above, subject to, in the case of some holders, vesting restrictions imposed by us and the Rule 144 limitations (other than the one-year holding period) applicable to affiliates.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement among us, the selling stockholders and Friedman, Billings, Ramsey & Co., Inc. (“FBR”), we and the selling stockholders have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the number of shares of common stock set forth opposite their names below.

Underwriter	Number of Shares
Friedman, Billings, Ramsey & Co., Inc.

Total

We have granted the underwriters an option exercisable during the 30-day period after the date of this prospectus to purchase, at the initial offering price less underwriting discounts and commissions, up to an additional              shares of common stock for the sole purpose of covering over-allotments, if any. To the extent that the underwriters exercise the option, each underwriter will be committed, subject to certain conditions, to purchase that number of additional shares of common stock that is proportionate to such underwriter’s initial commitment.

Under the terms and conditions of the underwriting agreement, the underwriters are committed to purchase all the common stock offered by this prospectus, other than the              shares subject to the over-allotment option, if any is purchased. We and the selling stockholders have agreed to indemnify the underwriters against certain civil liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of such liabilities, and we and the selling stockholders have agreed to indemnify each other against those liabilities or to contribute to any payment we and the selling stockholders may be required to make in respect of those liabilities.

The underwriters initially propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers at such offering price less a concession not to exceed $             per share. The underwriters may allow, and such dealers may reallow, a concession not to exceed $             per share to certain other dealers. After the common stock is released for sale to the public, the underwriters may change the offering price and other selling terms.

The offering price for the common stock offered by this prospectus will be determined by negotiation between us and FBR. The principal factors that will be considered in these negotiations will be:

•	the information in this prospectus and otherwise available to FBR;

•	the results of our operations in recent periods;

•	our past and present earnings and financial condition;

•	estimates of our future prospects and of the prospects for the industry in which we compete;

•	an assessment of our management;

•	the dilutive effect on our common stock of this offering;

•	the recent market prices of our common stock and the stock of similar companies considered comparable to us; and

•	the general condition of the securities markets at the time of the offering.

The following table provides information regarding the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares.

	No exercise of over-allotment option	Full exercise of over-allotment option
By us:
Per share	$	$
Total	$	$

By the selling stockholders:
Per share	$	$
Total	$	$

As described in the underwriting agreement, we have agreed to reimburse the underwriters for certain accountable out-of-pocket expenses incurred in connection with the offering. We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $            .

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions from syndicate members if the syndicate repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. These transactions may be effected on the New York Stock Exchange or in the over-the-counter market or otherwise. The underwriters are not required to engage in these activities and may end any of these activities at any time. A prospectus in electronic format may be made available to certain customers, but not to the general public, on fbr.com, the Internet web site maintained by Friedman, Billings, Ramsey Group, Inc., the parent company of FBR.

The underwriters have informed us that they do not intend to confirm sales of the common stock offered by this prospectus to any accounts over which they exercise discretionary authority.

Our common stock is listed on the New York Stock Exchange under the symbol “PVC.”

We and our executive officers, directors and certain principal and selling stockholders will agree not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock or any right to acquire shares of our common stock, for a period of 180 days from the closing of this, subject to certain exceptions. FBR does not intend to release any portion of the common stock subject to the foregoing lock-up agreements; however, FBR, in its sole discretion, may release any of the common stock from the lock-up agreements prior to expiration of the 180-day period without notice.

We have agreed to sell to FBR or its designees, for nominal consideration, warrants to purchase an aggregate of              shares of our common stock (the “FBR Warrants”). The shares of common stock subject to the FBR Warrants will be in all respects identical to the shares of common stock offered to the public by this prospectus. The FBR Warrants will be exercisable for a period of five years, commencing with the closing date of this offering, at a per share exercise price equal to the initial public offering price in this offering. Neither the FBR Warrants nor the underlying shares of common stock may be transferred, sold, assigned or hypothecated for a period of one year from the closing of the offering, except to officers or partners of FBR and members of the selling group and their officers or partners. Following such one-year period, the FBR Warrants and the underlying shares of common stock may be transferred, sold, assigned or hypothecated to FBR’s directors, officers and affiliates. We are also registering in this offering the shares of common stock issuable upon exercise of the FBR Warrants. We have granted the holders of the FBR Warrants (or the underlying shares of common stock) a demand registration right, which may be exercised no later than five years from the effective date of this offering, and piggy-back registration rights, which may be exercised no later than seven years from the effective date of this offering. The FBR Warrants will contain anti-dilution provisions providing for appropriate adjustment of the exercise price and number of shares of common stock that may be purchased upon the occurrence of certain events. The FBR Warrants may be exercised by paying the exercise price in cash, through surrender of share of common stock, through a reduction in the number of shares covered by such FBR Warrants, or by using a combination of these methods. The holder of the FBR Warrants will have no voting, dividend or other rights as stockholders with respect to shares of common stock underlying the FBR Warrants until the FBR Warrants have been exercised.

The underwriters or their affiliates may provide us with investment banking, financial advisory, or commercial banking services in the future, for which they may receive customary compensation.

For a period of three years following completion of the offering, we have engaged FBR as financial advisor, lead underwriter or agent in connection with any purchase or sale of assets or stock, merger, acquisition, business combination, joint venture, other strategic transaction, public or private offering of equity or debt securities, other capital markets financing, sale or securitization of loans, warrant exercise program, self-tender offer or other similar transactions, the compensation for which will be determined by agreement between us and FBR on the basis of compensation customarily paid to financial advisors, underwriters or agents in similar transactions. For a period of two years following any termination of the offering prior to completion before April 8, 2003, we have agreed to pay FBR a fee for FBR’s services in the event that we complete a similar offering of our securities or engage in certain other transactions in lieu of this offering.

LEGAL MATTERS

For the purpose of this offering, our outside counsel, Fowler White Boggs Banker P.A., Tampa, Florida, is giving its opinion on the validity of the shares offered by us and the selling stockholders in this prospectus. Gibson, Dunn & Crutcher LLP, Washington, D.C., will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

PricewaterhouseCoopers LLP, independent certified public accountants, have audited our consolidated financial statements and schedules as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 included in this prospectus, as set forth in their reports included herein. These consolidated financial statements and schedules are included in this prospectus in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, and we file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information filed by us may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, material filed by us can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information in the registration statement and the exhibits and schedules filed as a part of the registration statement, as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, you should refer to the registration statement, including the exhibits and schedules filed as a part of the registration statement. This prospectus contains general information about contracts and documents that is not necessarily complete. Accordingly, where such contract or other document is an exhibit to the registration statement, in all cases you should rely on the provisions of such exhibit over different information in this prospectus. You may inspect the registration statement, including the exhibits we filed, without charge at the public reference facilities maintained by the SEC as set forth in the preceding paragraph. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
and Stockholders of
PlanVista Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders’ equity (deficit) and comprehensive income and of cash flows present fairly, in all material respects, the financial position of PlanVista Corporation and its subsidiaries (PlanVista or the Company) at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of PlanVista’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further described in Note 2, the Company signed an agreement on April 12, 2002, with its lenders to restructure principally all of its outstanding debt, including the conversion of $29 million of debt into preferred stock. The new credit facility matures in two years and contains restrictive financial covenants relating the Company’s operations.

/s/ PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP

April 15, 2002, except for Note 17, as to  which the date is June 25, 2002
Tampa, Florida

PLANVISTA CORPORATION

CONSOLIDATED BALANCE SHEETS
(in thousands except share amounts)

	December 31,		March 31, 2002
	2000	2001
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$482	$395	$387
Accounts receivable, net of allowance for doubtful accounts of $3,300, $6,236, and $6,764	6,854	7,319	8,378
Prepaid expenses and other current assets	971	327	1,254
Refundable income taxes	2,251	608	1,300
Deferred taxes	3,523	—	—

Total current assets	14,081	8,649	11,319
Property and equipment, net	1,791	1,804	1,880
Other assets, net	1,870	267	946
Deferred taxes	25,895	—	—
Investments	2,411	—	—
Goodwill, net	30,783	29,405	29,405
Net noncurrent assets associated with discontinued operations	27,837	—	—

Total assets	$104,668	$40,125	$43,550

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,056	$3,308	$4,464
Accrued liabilities	13,165	12,934	13,403
Current portion of long-term debt	61,133	308	308
Net current liabilities associated with discontinued operations	43,586	—	—

Total current liabilities	118,940	16,550	18,175
Long-term debt and notes payable	4,905	75,778	74,748
Other long-term liabilities	1,163	1,087	1,066

Total liabilities	125,008	93,415	93,989

Stockholders’ equity (deficit):
Series C convertible preferred stock, $0.01 par value; 40,000 shares authorized and 29,000 shares issued and outstanding	—	—	—
Common stock, $0.01 par value, 100,000,000 authorized, 15,205,984 and 15,445,880 shares issued at December 31, 2000 and 2001, respectively, and 15,824,426 shares issued at March 31, 2002	152	154	158
Additional paid-in capital	110,417	92,335	94,286
Treasury stock at cost, 1,519,400 and 13,597 shares at December 31, 2000 and 2001, and 1,942 shares at March 31, 2002	(30,006)	(265)	(38)
Accumulated deficit	(100,293)	(145,514)	(144,845)
Unrealized depreciation on investments available for sale, net of tax	(610)	—	—

Total stockholders’ equity (deficit)	(20,340)	(53,290)	(50,439)

Total liabilities and stockholders’ equity	$104,668	$40,125	$43,550

The accompanying notes are an integral part of these consolidated financial statements.

PLANVISTA CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands except per share amounts)
	Year Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
				(unaudited)
Operating revenues	$18,691	$26,964	$32,918	$7,983	$7,949

Cost of services:
Agent commissions	110	295	308	105	80
Personnel expense	8,189	8,301	9,137	2,357	2,327
General and administrative expenses:
Network access fees	2,521	3,896	5,343	1,132	1,287
Bad debt expense	624	649	3,348	267	475
Other general and administrative	4,087	3,993	6,213	1,344	1,373
Depreciation and amortization	1,927	1,683	1,845	489	112

Total cost of services	17,458	18,817	26,194	5,694	5,654
Loss on impairment of intangible assets	—	5,513	—	—	—
Other expenses (income)	—	1,120	(47)	285	—
(Gain) loss on sale of investments, net	(4,630)	(332)	2,503	—	—
Interest expense	7,737	10,489	12,098	1,891	2,558
Interest income	(373)	(252)	(128)	(74)	—
Equity in loss of joint ventures	208	—	—	—	—

Total expenses	20,400	35,355	40,620	7,796	8,212

(Loss) income before (benefit) provision for income taxes, minority interest, discontinued operations, loss on sale of discontinued operations, extraordinary loss, and cumulative effect of change in accounting principle	(1,709)	(8,391)	(7,702)	187	(263)
(Benefit) provision for income taxes	(718)	(3,263)	26,811	42	(932)

(Loss) income before minority interest, discontinued operations, loss on sale of discontinued operations, extraordinary loss and cumulative effect of change in accounting principle	(991)	(5,128)	(34,513)	145	669
Minority interest	50	—	—	—	—

(Loss) income before discontinued operations, loss on sale of discontinued operations, extraordinary loss and cumulative effect of change in accounting principle	(1,041)	(5,128)	(34,513)	145	669
Gain (loss) from discontinued operations, net of taxes	1,145	(58,804)	(555)	(728)	—
Loss on sale of discontinued operations, net of taxes	—	(39,333)	(10,077)	—	—
Extraordinary loss, net of taxes	—	(954)	—	—	—
Cumulative effect of change in accounting principle, net of taxes	—	(258)	(76)	(76)	—

Net income (loss)	$104	$(104,477)	$(45,221)	$(659)	$669

Basic income (loss) per share of common stock:
(Loss) income from continuing operations	$(0.08)	$(0.37)	$(2.37)	$0.01	$0.04
Income (loss) from discontinued operations	0.09	(4.30)	(0.04)	(0.05)	—
Loss from sale of discontinued operations	—	(2.88)	(0.70)	—	—
Extraordinary loss	—	(0.07)	—	—	—
Cumulative effect of change in accounting principle	—	(0.02)	—	(0.01)	—

Net income (loss)	$0.01	$(7.64)	$(3.11)	$(0.05)	$0.04

Basic weighted average number of shares outstanding	13,742	13,679	14,558	13,702	15,521

Diluted income (loss) per share of common stock:
(Loss) income from continuing operations	$(0.08)	$(0.37)	$(2.37)	$0.01	$0.04
Income (loss) from discontinued operations	0.09	(4.30)	(0.04)	(0.05)	—
Loss from sale of discontinued operations	—	(2.88)	(0.70)	—	—
Extraordinary loss	—	(0.07)	—	—	—
Cumulative effect of change in accounting principle	—	(0.02)	—	(0.01)	—

Net income (loss)	$0.01	$(7.64)	$(3.11)	$(0.05)	$0.04

Diluted weighted average number of shares outstanding	13,922	13,679	14,558	13,702	15,910

The accompanying notes are an integral part of these consolidated financial statements.

PLANVISTA CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT) AND COMPREHENSIVE INCOME
(in thousands except share amounts)

	Comprehensive Income	Voting Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings (Deficit)	Unrealized Appreciation on Investments Available for Sale	Total
Balance at December 31, 1998		$152	$109,887	$(28,088)	$9,736	$(35)	$91,652
Refund of overpayment in connection with stock option plan		—	(13)	—	—	—	(13)
Issuance of 16,143 shares in connection with the employee stock purchase plan		—	81	—	—	—	81
Cash dividends declared		—	—	—	(5,656)	—	(5,656)
Purchase of 242,700 treasury shares		—	—	(1,918)	—	—	(1,918)
Tax benefit on exercise of shares in connection with stock option plans		—	402	—	—	—	402
Net income	$104	—	—	—	104	—	104
Unrealized appreciation on investment available for sale	1,629	—	—	—	—	1,629	1,629

Comprehensive income	$1,733

Balance at December 31, 1999		152	110,357	(30,006)	4,184	1,594	86,281
Issuance of 1,718 shares in connection with the directors’ compensation plan		—	20	—	—	—	20
Issuance of 12,708 shares in connection with the employee stock purchase plan		—	37	—	—	—	37
Issuance of 1,100 shares in connection with stock option plans		—	3	—	—	—	3
Net loss	$(104,477)	—	—	—	(104,477)	—	(104,477)
Unrealized depreciation on investment available for sale	(2,204)	—	—	—	—	(2,204)	(2,204)

Comprehensive loss	$(106,681)

Balance at December 31, 2000		152	110,417	(30,006)	(100,293)	(610)	(20,340)
Issuance of 8,725 shares in connection with the directors’ compensation plan		—	57	—	—	—	57
Issuance of 2,051 shares in connection with the employee stock purchase plan		—	22	—	—	—	22
Issuance of 189,301 shares in connection with stock option plans		2	480	—	—	—	482
Issuance of 1,011,071 shares related to sale of businesses		—	(11,905)	19,205	—	—	7,300
Issuance of 553,500 shares in connection with lending activities		—	(6,736)	10,536	—	—	3,800
Net loss	$(45,221)	—	—	—	(45,221)	—	(45,221)
Unrealized depreciation on investment available for sale	610	—	—	—	—	610	610

Comprehensive loss	$(44,611)

Balance at December 31, 2001		154	92,335	(265)	(145,514)	—	(53,290)
Issuance of 26,395 shares in connection with stock option plan and employee stock purchase plan		—	25	—	—	—	25
Issuance of 89,381 shares to HealthPlan Holdings, Inc.		1	408	227	—	—	636
Issuance of 274,369 shares in settlement of subordinated notes and other obligations		3	1,518	—	—	—	1,521
Net income		—	—	—	669	—	669

Balance at March 31, 2002 (unaudited)		$158	$94,286	$(38)	$(144,845)	$—	$(50,439)

The accompanying notes are an integral part of these consolidated financial statements.

PLANVISTA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	For the Year Ended December 31,			For the Three Months Ended March 31,
	1999	2000	2001	2001	2002
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$104	$(104,477)	$(45,221)	$(659)	$669
(Income) losses from discontinued operations	(1,145)	98,137	10,632	728	—
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation	723	303	467	144	112
Amortization	1,388	1,380	1,378	345	—
Noncash interest expense	—	—	—	—	636
Loss on impairment of goodwill	—	5,513	—	—	—
(Gain) loss on sale of investments	(4,630)	(332)	2,503	—	—
Deferred taxes	(4,194)	(24,886)	29,418	476	—

Changes in assets and liabilities:
Net liabilities of discontinued operations	14,012	41,877	—	(5,201)	—
Restricted cash	(3)	3	—	—	—
Accounts receivable	819	(3,003)	(465)	94	(1,059)
Refundable income taxes	—	—	1,643	—	(692)
Prepaid expenses and other current assets	(658)	(241)	644	414	(927)
Other assets	(10,427)	(1,182)	1,603	(3,500)	(679)
Accounts payable	1,814	(2,379)	2,252	4,492	1,157
Accrued liabilities	14,384	(4,504)	(14,312)	2,687	989
Other long-term liabilities	4,123	(2,960)	(76)	(21)	(21)

Net cash provided by (used in) operating activities	16,310	3,249	(9,534)	(1)	185

Cash flows from investing activities:
Purchases of property and equipment	(7,996)	(4,789)	(480)	(366)	(188)
Cash paid for acquisitions, net of cash acquired	(8,674)	(3,054)	—	—	—
Proceeds from sale of business units	—	33,656	—	—	—
Proceeds from sale of investments	8,013	936	518	—	—
Purchases of investments	(919)	—	—	—	—
Receivable from sale of investment, net	(375)	—	—	—	—
Proceeds from notes receivable	3,498	—	—	—	—

Net cash (used in) provided by investing activities	(6,453)	26,749	38	(366)	(188)

Cash flows from financing activities:
Net (payments) borrowings under line of credit	(1,952)	(29,101)	6,143	(2,040)	(30)
Cash overdrafts	—	—	—	2,097	—
Net payments on other debt	—	(455)	(1,095)	—	—
Cash dividends paid	(7,566)	—	—	—	—
Repurchase of common stock	(1,918)	—	—	—	—
Proceeds from common stock issued	68	40	4,361	69	25

Net cash (used in) provided by financing activities	(11,148)	(29,516)	9,409	126	(5)

Net (decrease) increase in cash and cash equivalents	(1,291)	482	(87)	(241)	(8)
Cash and cash equivalents at beginning of period	1,291	—	482	482	395

Cash and cash equivalents at end of period	$—	$482	$395	$241	$387

Supplemental disclosure of cash flow information:
Cash paid for interest	$7,140	$9,544	$4,550	$2,168	$372

Net cash paid (refunds received) for income taxes	$3,575	$(1,728)	$(2,607)	$136	$—

Supplemental noncash investing and financing activities:
Sale of business units:
Notes issued	$—	$—	$5,000	$—	$—

Common stock issued	$—	$—	$7,300	$—	$—

Common stock issued in connection with:
Settlement of $1.0 million of subordinated notes and $0.5 million of accrued interest	$—	$—	$—	$—	$1,521

Registration rights agreement	$—	$—	$—	$—	$636

The accompanying notes are an integral part of these consolidated financial statements.

PLANVISTA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

1.    DESCRIPTION OF BUSINESS

PlanVista Corporation, formerly known as HealthPlan Services Corporation (together with its wholly owned subsidiaries, “PlanVista”, “we” or “us”), is a leading provider of technology-enabled medical cost management solutions for the healthcare industry. We provide integrated national PPO (sometimes called PPO) network access, electronic claims repricing, and claims and data management services to health care payers, such as self-insured employers, medical insurance carriers, third party administrators (sometimes called TPAs), HMOs (sometimes called HMOs), and other entities that pay claims on behalf of health plans, and health care services providers, including individual providers and provider networks.

2.    BANK RESTRUCTURE, REORGANIZATION, AND RELATED SUBSEQUENT EVENTS

In June 2000, PlanVista initiated a plan of reorganization designed to divest certain of its underperforming and non-growth businesses and to reduce and refinance its credit facility. Effective June 18, 2001, PlanVista sold the last of these non-strategic businesses (as further described below) and during 2001 pursued the restructuring of its remaining debt. The majority of this debt matured on August 31, 2001, at which time we defaulted on the maturity payment. Effective September 1, 2001 we entered into a Forbearance Agreement, as amended (“Forbearance Agreement”), with our lending group that gave us until March 29, 2002 to repay or restructure this debt. On April 12, 2002, we completed the restructuring of our debt, whereby we restructured approximately $69.0 million of outstanding indebtedness to our lenders, including outstanding principal and accrued and unpaid interest and bank fees. This indebtedness was restructured with our current lenders whereby we entered into a $40.0 million term loan with an annual interest rate of prime plus 1.0% and issued $29.0 million of convertible preferred stock and an additional promissory note in the amount of $184,872.

The term loan agreement contains certain financial covenants including minimum monthly EBITDA levels (defined as earnings before interest, taxes, depreciation and amortization, and adjusted for non-cash items deducted in calculating net income and severance, if any, paid to certain officers of PlanVista), maximum quarterly and annual capital expenditures, a minimum quarterly fixed charge ratio that is based primarily on our operating cash flows, and maximum quarterly and annual extraordinary expenses (excluding certain pending and threatened litigation, indemnification agreements and certain other matters as defined in the term loan agreement). The Series C convertible preferred stock accrues dividends at 10% per annum during the first 12 months from issuance and at a rate of 12% per annum thereafter. Dividends are payable quarterly in additional shares of Series C convertible preferred stock or, at our option, in cash. At any time after 18 months from the date of issuance, the Series C convertible preferred stock may be converted into shares of our common stock at an amount determined by formula to equal 51% of the outstanding shares of our common stock. In addition, the Series C convertible preferred stockholders are entitled to elect three members to our board of directors. The certificate of designation for the Series C convertible preferred stock also contains provisions that permit the Series C convertible preferred stockholders to immediately elect one additional member to our board of directors to replace one of the board members elected by our common stockholders if we fail to achieve certain minimum cash levels as defined under the certificate of designation or if we fail to make our required principal and interest payments in accordance with the terms of the Agreement, or fail to redeem the Series C convertible preferred stock by the 18-month anniversary of the issue date. The issuance of the Series C convertible preferred stock was not submitted for stockholder approval in reliance on an applicable exception to the shareholder approval policy of the New York Stock Exchange. Stockholders were notified prior to the closing of the transaction of our reliance on such exception. In connection with the issuance of the Series C convertible preferred stock, the Senior Lenders entered into a Stockholders Agreement with us which provides, among other things, for registration rights in connection with the sale of any shares of common stock which are issued upon conversion of the Series C convertible preferred stock. The registration rights include demand and incidental registration rights. In addition, as described below, $5.0 million of subordinated debt was converted to common stock, we extended the maturity date of $4.0 million of subordinated debt by over two years, and approximately $2.5 million of obligations was converted to $1.5 million of common stock and a $950,000 credit for in-kind services (see Note 10).

Prior to June 18, 2001, we maintained two operating units, one of which was our PlanVista Solutions segment that included PlanVista’s MGU business. The other unit was our TPA segment, which was operated primarily through our HealthPlan Services, Inc. (“HPS”), American Benefit Plan Administrators, Inc. (“ABPA”), and Southern Nevada Administrators, Inc. (“SNA”) subsidiaries, provided marketing, distribution, administration, and technology platform services for health care plans and other benefit programs. PlanVista functions solely as a service provider generating fee-based income and does not assume any underwriting risk.

On June 18, 2001, we completed the sale of our TPA and managing general underwriter business units to HealthPlan Holdings. The TPA business includes the Small Group Business operations and its associated data processing facilities based in Tampa, Florida, as well as the Taft-Hartley businesses that operate under the names ABPA and SNA, based in El Monte, California and Las Vegas, Nevada, respectively. The MGU business is the Philadelphia based Montgomery Management Corporation. The accompanying financial statements have been restated to reflect the operations of the business units described above as discontinued.

In connection with this non-cash transaction, HealthPlan Holdings assumed approximately $40 million in working capital deficit of the acquired businesses, $5 million of which was offset by a long-term convertible subordinated note that was converted to common stock on April 12, 2002 in connection with the restructuring of our credit facilities as described above. In addition, at the closing of the sale to HealthPlan Holdings, we issued 709,757 shares of our common stock to offset an additional $5 million of the assumed deficit. An additional 101,969 shares were issued as penalty shares pursuant to the terms of a letter agreement relating to certain post closing disputes. The purchase agreement contains customary representations, warranties, and cross indemnity provisions.

In connection with the issuance of these shares, we entered into a Registration Rights Agreement in favor of HealthPlan Holdings for the registration of such shares and any shares issuable under the terms of the note. Because the registration statement we filed with the Securities and Exchange Commission covering such shares has not been declared effective, pursuant to the terms of the Registration Rights Agreement, HealthPlan Holdings had the right to redeem for cash a number of the shares covered by such registration statement equal to one hundred thousand dollars ($100,000) divided by the average closing price of our common stock on the New York Stock Exchange during the ten (10) trading days immediately preceding the last trading day prior to October 1, 2001. Pursuant to the Registration Rights Agreement, HealthPlan Holdings made demand for redemption after we failed to get the required registration statement effective. We, however, are not permitted to redeem the shares at this time under the terms of the Credit Agreement with our lenders. As a result, under the terms of the Registration Rights Agreement, we were required to issue 100,000 shares of our common stock, 98,345 of which was issued in 2001, and the remainder was issued on January 2, 2002, the value of which was charged to loss on sale of discontinued operations. Such issuances were in lieu of HealthPlan Holdings’ right to redemption. In addition to these issuances, if the shares were not registered pursuant to an effective registration statement by December 31, 2001, then upon such date and each fifteenth day thereafter until such shares become registered, we are required to deliver to HealthPlan Holdings 10,000 shares of our common stock according to the terms of the Registration Rights Agreement. The limit on these additional shares is 100,000 and, as of May 15, 2002, we had issued 100,000 shares of common stock as such additional penalty shares, the value of which is reflected as interest expense.

We are currently in discussions with HealthPlan Holdings to finalize any purchase price adjustments associated with this sale. These adjustments relate primarily to the amount of accrued liabilities and trade accounts receivable reserves, and the classification of investments at the transaction date. HealthPlan Holdings believes it is due approximately $1.7 million from us related to this transaction, while we believe we have claims against HealthPlan Holdings amounting to approximately $4.5 million from HealthPlan Holdings (which would be partially offset against other post-closing payments we have agreed to pay, subject to certain limitations). In the event we are unable to resolve these matters directly with HealthPlan Holdings, we will seek to resolve them through binding arbitration as provided for in the purchase agreement. We believe the resolution of this matter will not have a material adverse effect on our financial condition, results of operations or cash flows.

Also, as part of the transaction noted above, we are leasing office space from HealthPlan Holdings for our former Tampa headquarters. This lease expires in June 2002.

We believe that all consolidated operating and financing obligations for the next twelve months will be met from internally generated cash flow from operations and available cash. Based on available information, management believes it will be able to maintain compliance with the terms of its restructured credit facility, including the financial covenants for the foreseeable future. Our ability to fund our operations, make scheduled payments of interest and principal on our indebtedness, and maintain compliance with the terms of our restructured credit facility, including our financial covenants, depends on our future performance, which is subject to economic, financial, competitive, and other factors beyond our control. If we are unable to generate sufficient cash flows from operations to meet our financial obligations and achieve the restrictive debt covenants as required under the restructured credit facility, there may be a material adverse effect on our business, financial condition and results of operations, and a significant adverse effect on the market value of our common stock. Management is continuing to explore alternatives to reduce its obligations, recapitalize PlanVista, and provide additional liquidity. There can be no assurances that we will be successful in these endeavors.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

PlanVista Corporation prepares its consolidated financial statements in conformity with generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of presentation

The consolidated financial statements include the accounts of PlanVista Corporation and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

In the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for the interim periods presented. Interim results are not necessarily indicative of results for a full year. The interim consolidated financial statements are presented in accordance with the requirements of Form 10-Q and consequently may not include all disclosures normally required by generally accepted accounting principles or those normally made in an annual report on Form 10-K. The interim consolidated financial statements are unaudited and should be read in connection with the audited consolidated financial statements and notes thereto.

Revenue recognition

We earn revenues in the form of fees generated from the repricing of medical claims. We generally enter into agreements with our health benefit payers payer clients that require them to pay a percentage of the cost savings realized from PlanVista’s network discounts with participating providers. These agreements are generally terminable upon 90 days notice. During the year ended December 31, 2001 and the three months ended March 2002, three clients and their affiliates accounted for an aggregate of 25.0% and 19.5%, respectively, of our net revenues. The loss of any of these client groups could have a material adverse effect on our financial results.

In the year ended December 31, 2001 and the three months ended March 31, 2002 over 92% and 88%, respectively, of our revenues were generated from percentage of savings contracts with our customers. Revenues from percentage of savings contract are recognized when claims processing and administrative services have been performed. Revenues from customers with certain contingent contractual rights and revenues based on a percentage of collected cash are not recognized until the corresponding cash is collected. The remainder of our revenues is generated from customers that pay us a monthly fee based on eligible employees enrolled in a benefit plan covered by our health benefits payers clients. Revenues under such agreements are recognized based when the services are provided.

Cash and cash equivalents

Cash and cash equivalents are defined as highly liquid investments that have original maturities of three months or less.

Accounts receivable

We generate our revenue and related accounts receivable from services provided to healthcare payers, such as self-insured employers, medical insurance carriers, HMOs, TPAs and other entities that pay claims on behalf of health plans, and participating health care services providers which include individual providers and provider networks.

We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on past write-off history, average percentage of receivables written off historically and the length of time the receivables are past due. To the extent historical credit experience is not indicative of future performance or other assumptions used by management do not prevail, loss experience could differ significantly, resulting in either higher or lower future provision for losses.

Prepaid expenses and other current assets

Prepaid expenses and other current assets consist primarily of prepaid insurance, postage, repair and maintenance contracts and debt restructuring costs.

Impairment of long-lived assets

The excess of cost over the fair value of net assets acquired is recorded as goodwill and through the year ended December 31, 2001 was amortized on a straight-line basis over 25 years. We adopted the accounting requirements of SFAS No. 142 (described below) effective January 1, 2002. Under SFAS No. 142, goodwill is no longer amortized.

We evaluate the carrying value of our goodwill for impairment whenever indicators of impairment exist. If we determine that such indicators are present, we then prepare an undiscounted future net cash flow projection for the asset. In preparing this projection, we must make a number of assumptions concerning such things as, for example, future booking volume levels, price levels, commission rates, rates of growth in our online booking businesses and rates of increase in operating expenses. If our projection of future net cash flows is in excess of the carrying value of the recorded asset, no impairment is recorded. If the carrying value of the asset exceeds the projected undiscounted net cash flows, an impairment is recorded.

The amount of the impairment charge is determined by discounting the projected net cash flows. In 2000, PlanVista recorded a $5.5 million impairment of goodwill.

Through the end of 2001, we evaluated goodwill for impairment based on undiscounted projected future cash flows. If the carrying value of the goodwill is less than the undiscounted projected future cash flows, no impairment would be recognized.

In July 2001, the FASB issued SFAS No. 141, “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets.” SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against this new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The provisions of each statement apply to goodwill and intangible assets acquired prior to June 30, 2001. These new requirements will impact future period net income by an amount equal to the discontinued goodwill amortization offset by goodwill impairment charges, if any, and adjusted for any differences between the old and new rules for defining intangible assets on future business combinations. We completed an initial impairment test in 2002 as of January 1, 2002 and determined that our goodwill was not impaired.

Property and equipment

Property and equipment is stated at cost. Costs of the assets acquired have been recorded at their respective fair values at the date of acquisition. Expenditures for maintenance and repairs and research and development costs are expensed as incurred. Major improvements that increase the estimated useful life of an asset are capitalized. Depreciation is computed using the straight-line method over the following estimated useful lives the related assets:

Years
Furniture and fixtures	3-10
Computers and equipment	2-5
Computer software	3 or expected life
Leasehold improvements	Lease term

Stock-based compensation

PlanVista applies the intrinsic value method currently prescribed by Accounting Principles Board Opinion No. 25 (“APB 25”) and discloses the pro forma effects of the fair value based method, as prescribed by Statement of Financial Accounting Standards No. 123.

Income taxes

We recognize deferred assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

Effective January 1, 2002, a new federal law was enacted allowing corporations to increase the period for which they may obtain refunds on past income taxes paid due to net operating losses (“NOL”). The prior law allowed companies to use their NOLs back to the preceding three fiscal years while the new law allows companies to use their NOLs to the preceding five fiscal years. Consequently, we recognized $0.9 million in income tax benefits in 2002 for refundable income taxes.

Earnings per share

Basic earnings per share is calculated by dividing the income or loss available to common stockholders by the weighted average number of shares outstanding for the period, without consideration for common stock equivalents. The calculation of diluted earnings per share reflects the effect of outstanding options and warrants using the treasury stock method, unless antidilutive.

Estimated fair value of financial instruments

SFAS No. 107, “Disclosure about Fair Value of Financial Instruments,” requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized and not recognized in the consolidated statements of financial condition.

Management estimates that the aggregate net fair value of other financial instruments recognized on the consolidated statements of financial condition (including cash and cash equivalents, receivables and payables and short-term borrowings) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

Derivative financial instruments

During 2001, PlanVista used derivative financial instruments including interest rate swaps principally in the management of its interest rate exposures. Amounts to be paid or received under interest rate swap agreements were accrued as interest rates change and were recognized over the life of the swap agreements as an adjustment to interest expense.

We managed interest rate risk on our variable rate debt by using interest rate swap agreements. The agreements, which expired in September 2001 and December 2001, effectively converted $40.0 million of variable rate debt under the Credit Agreement to fixed rate debt at a weighted average rate of 6.18%.

On June 15, 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” PlanVista adopted SFAS 133 in the first quarter of 2001. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. During the twelve months ended December 31, 2001 and the three months ended March 31, 2001, PlanVista recorded a $76,000 pretax change in the market value of the interest rate swaps from December 31, 2000. We also recorded a $76,000 expense, net of taxes, as a cumulative effect of change in accounting principle representing the fair value of the interest rate swaps at January 1, 2001.

New accounting pronouncements

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal operations of a long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Management does not believe SFAS No. 143 will have a significant effect on our financial position, results of operations or liquidity.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 supersedes and amends SFAS No. 121 and relevant portions of SFAS No. 30. SFAS No. 144 is required to be adopted on January 1, 2002. The adoption of SFAS No. 144 did not have a significant effect on our financial position, results of operations, or liquidity.

On April 30, 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002. The adoption of the standard will have no impact on us.

Reclassifications

On June 18, 2001, PlanVista sold its TPA and MGU business units. PlanVista has reclassified these business units as discontinued operations in the accompanying consolidated financial statements.

4.    SALE OF ASSETS AND DISCONTINUED OPERATIONS

On June 18, 2001, PlanVista completed the sale of its TPA and MGU business units to HPHI. The TPA business included the small group business operations and its associated data processing facilities located in Tampa, FL, as well as the Taft-Hartley businesses that operated under the name ABPA and SNA, based in EL Monte, CA and Las Vegas, NV, respectively. The MGU business is the Philadelphia based Montgomery Management Corporation. As a result of the transaction, PlanVista recognized a pretax loss of $9.3 million. The accompanying consolidated financial statements have been restated to reflect the business units sold as discontinued operations.

In 2000, we recorded an $80.3 million impairment of goodwill and contract rights related to our TPA segment and MGU business.

On October 26, 2000, PlanVista sold its self-funded business unit for approximately $13.6 million, consisting of $12.1 million cash and the assumption of additional current liabilities in the amount of $1.5 million. The unit was headquartered in Columbus, Ohio and operated primarily under the names Harrington Benefit Services and CENTRA HealthPlan. PlanVista used the net cash proceeds from the sale to reduce its bank debt by $8.7 million. As a result of the transaction, PlanVista recognized a pretax loss of $52.5 million. PlanVista settled contingencies during the fourth quarter of 2000 and recorded an additional loss of $4.8 million. PlanVista does not believe that there are any additional material contingencies.

On September 15, 2000, PlanVista sold its Ohio workers’ compensation managed care organization unit for approximately $3.5 million cash. The unit was part of PlanVista’s acquisition of Columbus, Ohio-based Harrington Services Corporation in 1996. PlanVista used the net cash proceeds from the sale to reduce its bank debt by $2.8 million. As a result of the transaction, PlanVista recognized a pretax gain of $3.2 million.

On July 5, 2000, PlanVista sold its unemployment compensation and its workers’ compensation units for approximately $19.1 million cash. PlanVista’s unemployment compensation business operated under the name R.E. Harrington, and its workers’ compensation unit conducted business as Harrington Benefit Services Workers’ Compensation Division. Both units were part of PlanVista’s acquisition of Columbus, Ohio-based Harrington Services Corporation in 1996. PlanVista used the net cash proceeds from the sale to reduce its bank debt by $18.0 million. As a result of the transaction, PlanVista recognized a pretax gain of $7.3 million.

On April 14, 2000, PlanVista agreed to terminate its merger agreement with UICI. As a result, it expensed $1.1 million of costs including legal, financial advisory and other fees, associated with this transaction in the second quarter 2000.

Summarized financial position and operating results of the discontinued business units for the years ended December 31, 1999, 2000 and 2001 and the three months ended March 31, 2001 are as follows (in thousands):

	Year Ended December 31,			Three Months Ended March 31, 2001
	1999	2000	2001
				(unaudited)
Net revenues	$202,919	$157,867	$36,427	$20,452

Income (loss) from discontinued operations before income tax (benefit) expense	$4,006	$(82,586)	$(509)	$(1,129)
Income tax (expense) benefit	(2,861)	23,782	(46)	401

Income (loss) from discontinued operations	$1,145	$(58,804)	$(555)	$(728)

Loss on sale of discontinued operations before income tax expense	$—	$(42,741)	$(9,288)	$—
Income tax benefit (expense)	—	3,408	(789)	—

Loss on sale of discontinued operations	$—	$(39,333)	$(10,077)	$—

As of December 31, 2000
Net assets associated with discontinued operations:
Property and equipment, net	$11,038
Other assets	2,345
Intangible assets, net of amortization of $3,238	14,989
Other long-term liabilities	(1,273)

Net noncurrent assets associated with discontinued operations	$27,837

Net current liabilities associated with discontinued operations:
Accounts receivable, net of allowance of doubtful accounts of $2,623	$7,817
Prepaid expenses	1,972
Accounts payable	(1,214)
Premiums payable to carriers	(43,519)
Commissions payable	(3,124)
Deferred revenue	(744)
Accrued liabilities	(4,774)

Net current liabilities associated with discontinued operations	$(43,586)

5.    CONCENTRATION OF CUSTOMERS

PlanVista is a party to a variety of contracts to provide claims repricing and other value added services. For the years ended December 31, 1999, 2000 and 2001 and for the three months ended March 31, 2001 and 2002, Plan Vista’s three largest customers accounted for approximately 29.1%, 33.0%, 25.0%, 26.2% and 19.5%, respectively, of total revenues.

6.    PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	December 31,		March 31, 2002
	2000	2001
			(unaudited)
Furniture and fixtures	$514	$603	$603
Computers and equipment	1,164	1,039	1,089
Computer software	1,113	1,628	1,766

	2,791	3,270	3,458
Less accumulated depreciation	(1,000)	(1,466)	(1,578)

	$1,791	$1,804	$1,880

PlanVista capitalizes purchased software which is ready for service and software development costs incurred from the time technological feasibility of the software is established until the software is ready for use. Costs associated with the Year 2000 compliance (not associated with other software modifications), and other computer software maintenance costs related to software development were expensed as incurred. Software development costs and costs of purchased software are amortized using the straight-line method over a maximum of three years or the expected life of the product.

PlanVista regularly reviews the carrying value of capitalized software assets, and a loss is recognized when the net realizable value falls below the unamortized cost. In the fourth quarter of 2000, PlanVista wrote off $7.7 million of internally developed software connected with PlanVista’s TPA segment that was previously capitalized. The charge related to client server technology and other functionality that was programmed for former customers. PlanVista decided to abandon the client server technology and no longer provides administration that formed the basis of other programming.

7.    INVESTMENTS

On January 29, 2001, HealthAxis, Inc. and HealthAxis.com, Inc. announced a merger of the two companies effective January 26, 2001. PlanVista owned 1,367,787 shares of the combined companies. In April 2001, PlanVista sold all of its shares of HealthAxis, Inc. stock and realized a net pretax loss on the sale of approximately $2.5 million.

During 2000, PlanVista sold its remaining shares of Caredata.com and recorded a pre-tax gain on sale of approximately $0.3 million.

8.    GOODWILL

On April 1, 2001, PlanVista entered into a definitive agreement to sell its TPA and MGU business units. Based upon the consideration PlanVista expected to receive at closing, PlanVista’s goodwill and contract rights related to the business units sold became impaired and PlanVista recorded an $80.3 million charge for the impairment of intangible assets for the year ended December 31, 2000. This charge included $4.1 million of goodwill related to the 1998 acquisition of Montgomery Management Corporation, $49.0 million of goodwill related to the 1996 acquisition of Consolidated Group, Inc., $21.1 million of goodwill related to the 1996 acquisition of American Benefit Plan Administrators, Inc. which was a part of PlanVista’s acquisition of Harrington Services Corporation, $5.5 million of goodwill related to the 1994 acquisition of HealthPlan Services, Inc. from the Dun and Bradstreet Corporation, and $0.6 million of contract rights related to the purchase of contract rights related to blocks of business purchased for the small group business unit.

Goodwill resulting from the excess of cost over the fair value of the respective net assets acquired was as follows (in thousands):

	December 31,
	2000	2001	March 31, 2002
			(unaudited)
Goodwill	$34,021	$34,021	$34,021
Less accumulated amortization	(3,238)	(4,616)	(4,616)

	$30,783	$29,405	$29,405

Amortization expense was $1.4 million in each of the years ended December 31, 1999, 2000 and 2001. We adopted SFAS No. 142 beginning January 1, 2002, which resulted in lower amortization expense in the quarter ended March 31, 2002 over the same period in the prior year. If amortization expense had not been incurred in the years ended December 31, 1999, 2000 and 2001 and for the three months ended March 31, 2002, the effect would have been to decrease the loss by $1.4 million, $1.4 million, $1.4 million and $0.3 million, respectively, decrease net loss by $812,100, $855,000, $1.4 million and $868,000, respectively, and would have resulted in a decrease in diluted loss per share of $0.10, $0.10, $0.10 and $0.03, respectively.

9.    ACCRUED LIABILITIES

Accrued liabilities consist of the following (in thousands):

	December 31,
	2000	2001	March 31, 2002
			(unaudited)
Accrued interest and fees	$148	$6,115	$7,179
Accrued compensation and benefits	1,022	1,138	1,238
Accrued divestiture reserves	2,750	1,918	1,535
Accrued legal and related reserves	3,928	2,037	2,001
Accrued restructuring costs	1,594	467	364
Other	3,723	1,259	1,086

	$13,165	$12,934	$13,403

Accrued restructuring costs consist primarily of accrued severance and related costs and accrued office closures costs. We established restructuring charges of $2.2 million and $0.5 million in the years ended 2000 and 2001, respectively. We paid $1.1 million, $0.6 million and $0.1 million of such restructuring charges during the years ended December 31, 2000 and 2001 and the three months ended March 31, 2002, respectively. No restructuring costs were incurred in the three months ended March 31, 2001.

10.    NOTES PAYABLE AND CREDIT FACILITIES

As part of our business strategy, we have been pursuing the restructure of our credit facility. As of December 31, 2001 and March 31, 2002, we had debt outstanding to our lenders totaling approximately $64.7 million and accrued and unpaid interest and fees totaling approximately $4.2 million. On April 12, 2002 (the “Effective Date”), we closed a transaction for the restructure and refinancing of our existing bank debt. Under the terms of the restructuring, in exchange for the outstanding principal, accrued and unpaid interest and fees due to our lenders, we entered into a $40.0 million term loan that accrues interest at prime plus 1.0% with interest payments due monthly. Quarterly principal payments of $50,000 are due beginning June 30, 2002 and the term loan is due in full on May 31, 2004. The term loan is collateralized by substantially all of our assets. The restructured credit facility does not include a line of credit or the ability to borrow additional funds. The remainder of the amounts due to the lenders was exchanged for approximately $29.0 million of our Series C Convertible preferred stock and an additional promissory note in the amount of $184,872. The terms of the Series C Convertible preferred stock are disclosed in Note 2. As described in Note 2, the restructured credit facility contains certain financial covenants including minimum monthly EBITDA levels, maximum quarterly and annual capital expenditures, a minimum quarterly fixed charge ratio, and maximum quarterly and annual extraordinary expenses (as defined in the Agreement). As a result of the restructuring, the amounts due to the lenders as of March 31, 2002 and December 31, 2001 are classified as long-term debt in the accompanying consolidated financial statements.

The accounting treatment for the restructured credit facility will follow the requirements of SFAS No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (“SFAS 15”), which requires that a comparison be made between the future cash outflows associated with the restructured facility (including principal, interest, and related costs), and the carrying value related to the previous credit facility. The carrying value of the restructured credit facility would be the same as the carrying value of the previous obligations, less the fair value of the preferred stock or common stock warrants issued. We are currently in the process of obtaining an appraisal to determine the fair value of the stock and warrants issued, which will then establish the carrying value for the restructured facility. In the future, interest expense associated with the restructured credit facility will be calculated using the effective interest method, which is expected to be less than the stated interest rates on the restructured credit facility. We do not anticipate recognizing a gain or loss for accounting purposes in connection with the debt restructuring. However, we do anticipate recording a charge for various investment advisory and legal fees incurred in connection with the arrangement of the credit facility.

In connection with the closing of the transactions contemplated by the restructuring, we entered into a letter agreement with the lenders and Wachovia Bank, National Association, as administrative agent for the lenders, and for the holders of the Series C convertible preferred stock, pursuant to which the lenders, in their capacity as such and as holders of the Series C convertible preferred stock, granted to us an option, exercisable for 120 days following the closing of the restructure transaction, to consider the entire indebtedness under the credit facility paid in full and to redeem the Series C convertible preferred stock in exchange for the following consideration: (1) payment of $40.0 million plus accrued and unpaid interest under the credit facility; (2) payment of the outstanding principal balance plus accrued interest under the additional note in the principal amount of $184,872; (3) payment of outstanding fees and expenses of lenders’ counsel and consultants incurred in connection with the restructured credit agreement and prior credit agreements; (4) the issuance of an additional 1,650,000 shares of our common stock; and (5) replacement, substitution or cash collateralization of the letters of credit provided for under the credit facility. At this time we do not have any commitments for the funds necessary to exercise the option.

In the event we exercise our rights under the letter agreement with the lenders, we would reflect the retirement of its Series C convertible preferred stock (at the value determined by valuation described above) and the issuance of common stock at fair value on the date of issue. The excess of the carrying value of the Series C convertible preferred stock over the value of the common stock would be reflected as an adjustment of our additional paid-in capital account. If the carrying value of the Series C convertible preferred stock is not in excess of the value of the common stock, the excess would be treated as additional preferred stock dividends.

We have substantial net operating loss carryforwards for federal income tax purposes. Under Section 382 of the Internal Revenue Code, utilization of the net operating losses may be limited if certain substantial changes in ownership occur. We are currently in the process of determining whether a change in ownership occurred as a result of the debt restructuring. Additionally, future transactions could potentially cause a change in ownership.

Prior to us entering into the restructured credit agreement, we operated under a Forbearance Agreement, as amended (the “Forbearance Agreement”), with its lending group. The Forbearance Agreement extended the terms and conditions of the June 8, 2000, Second Amended and Restated Credit Agreement (the “Prior Credit Agreement”), which matured on August 31, 2001. Under the terms of the Forbearance Agreement, as amended, which became effective on September 1, 2001, we had until March 29, 2002 to repay the amounts due under the Prior Credit Agreement or to restructure the credit facility. During the term of the Forbearance Agreement interest accrued at an annual interest rate equal to prime plus 6.0%. Interest was payable monthly at prime plus 1.0% per annum. The difference between the accrual rate of interest and the rate paid was due at the termination of the Forbearance Agreement and was rolled into the amount restructured. In addition, we were required to repay accrued and unpaid interest as of August 31, 2001 (totaling approximately $1.0 million) and were required to achieve minimum cash collection levels and maximum cash disbursements as defined in the Forbearance Agreement. We were in compliance with the terms of the Forbearance Agreement, as amended.

The Prior Credit Agreement originally provided for a $73.8 million term loan facility, a $25.0 million revolving credit facility, and a letter of credit facility of up to $16.0 million available for current letters of credit. Under the term loan facility, a payment of $250,000 was required at closing and monthly for a two-month period commencing May 31, 2000. Repayments of $500,000 were required each month thereafter with additional repayments of $15.0 million on January 31 and July 31, 2001, and a final payment on August 31, 2001. Interest rates vary from the higher of (a) the Prime Rate or (b) the Federal Funds rate plus  1/2 of 1%, plus a margin of 1.5% to 3%. The Prior Credit Agreement required an initial payment of 1.0% of the maximum amount of the facility, plus certain administrative fees and an annual commitment fee of .25% for letters of credit and unused commitments. PlanVista capitalized approximately $1.4 million of bank fees related to the Prior Credit Agreement. Under the loan terms, PlanVista must maintain certain financial covenants for revenue and EBITDA as defined in the Prior Credit Agreement. PlanVista is also restricted in capital expenditures and is subject to repayment with proceeds of certain future activities such as sale of certain assets and public offerings. As of December 31, 2001, the balance outstanding under the Prior Credit Agreement was $64.7 million plus accrued and unpaid interest and fees of $4.5 million. During 2001, PlanVista paid interest of $3.7 million and principal of $2.0 million on the Prior Credit Agreement. On June 29, 2000, September 12, 2000, September 29, 2000, October 19, 2000, and December 8, 2000, PlanVista signed Limited Waivers and Consents related to the disposition of assets and certain payment and other covenant requirements.

As of March 29, 2001, PlanVista signed a First Amendment and Limited Waiver and Consent (“the First Amendment”) to the Prior Credit Agreement. The First Amendment became effective upon the satisfaction of certain conditions, including the written confirmation from one of PlanVista’s small group carriers in support of the sale of our TPA and MGU businesses. PlanVista obtained this written confirmation prior to the closing of such sale. Under the terms of the First Amendment, the commitment of banks which are signers to the Prior Credit Agreement (“the Bank Group”) on the revolving credit facility was frozen at the $14.9 million outstanding balance upon the signing of the First Amendment. The repayments of $500,000 due on March 31, 2001 and April 30, 2001 were waived and certain other repayments which had been previously deferred were waived. In addition a repayment of $1.5 million was due and paid in April 2001, the monthly repayment was increased from $500,000 to $750,000 beginning on May 31, 2001, and the unpaid additional payment of $4.5 million due on July 31, 2001 was waived to the maturity date.

The First Amendment required certain prepayments upon the receipt of tax refunds, debt refinancing proceeds or the proceeds of new equity issuances and also revises various other provisions relating to covenants and defined defaults. Additionally, the First Amendment required PlanVista to retain the services of an investment banker by April 30, 2001 to assist PlanVista with refinancing, and the First Amendment also required that in the event the TPA business was not sold or otherwise disposed of before May 30, 2001, PlanVista was to prepare and submit by June 6, 2001 for approval of the Lenders a detailed plan for the alternate disposition of such business. These businesses were sold effective June 18, 2001.

As of April 13, 2001, PlanVista signed a Second Amendment and Limited Waiver and Consent (“the Second Amendment”), which removed from the Prior Credit Agreement certain requirements that could have affected PlanVista’s ability to draw on the revolving credit facility at the level to which it was frozen in the First Amendment. The Second Amendment became effective concurrently with the First Amendment.

In June 2001, Ronald Davi, former principal of National Preferred Provider Network prior to its acquisition by us, drew in full on a letter of credit in his favor in the amount of $2.0 million. Such amount is included in the obligations owed to our lending group at December 31, 2001.

On July 2, 2001, we executed the Third Amendment and Limited Waiver to the Prior Credit Agreement (the “Third Amendment”) with our bank group and certain other parties. The Third Amendment provided for, among other things, (a) permission for us to issue common stock to the DePrince, Race & Zollo, Inc. for $3.8 million, (b) permission for us to use those funds to satisfy certain post-closing obligations to HealthPlan Holdings in connection with the sale of the TPA and MGU Businesses, (c) the postponement of certain scheduled payments of principal until August 31, 2001, (d) a 100 basis point increase in the interest rate, and (e) the delivery of 74,998 shares of common stock to the bank group in consideration for their consent to the Third Amendment.

In connection with the sale of the TPA and managing general underwriter business units and the assumption by HealthPlan Holdings, Inc., of certain liabilities associated therewith (the “Transaction”), the New England Life Insurance Co. drew in full on a letter of credit in its favor in the amount of $6,000,000. Under the terms of the Prior Credit Agreement, any payment under the letter of credit which is not promptly reimbursed to the lenders by us upon notice of such draw constitutes a payment default. The lenders indefinitely waived this payment default pursuant to the terms of a Limited Waiver and Extension dated as of June 15, 2001, which also waived certain additional terms of the Prior Credit Agreement in order to permit certain terms of the Transaction which were not part of the original Stock Purchase Agreement of April 1, 2001 but were rather added through the First Amendment to Stock Purchase Agreement (the “First Amendment”), dated June 18, 2001.

As of December 31, 2001 and March 31, 2002, respectively, PlanVista had additional notes and other obligations totaling approximately $11.0 million and $10.0 million, respectively, related to a 1993 acquisition, a 1998 acquisition, and equipment purchases, and related to the HealthPlan Holdings transaction. As described in Note 2, of this $11.0 million in notes, a $5.0 million note related to the HealthPlan Holdings transaction converted to 813,273 shares of our common stock upon the Effective Date. The number of shares of common stock issued in satisfaction of this note was based on the average closing price of our common stock for the 10 days immediately prior to the conversion. Also, $4.0 million of notes payable to CENTRA Benefits, Inc. (“Centra”) originally delivered in connection with the 1998 acquisition was restructured so that amended and restated notes totaling $4.3 million (representing the principal under the original notes plus accrued unpaid interest) were issued to Centra under terms including interest at 12% (payable in additional shares of our stock, except under specified circumstances) and a maturity date of December 1, 2004. In connection with the restructuring of the Centra notes, we also issued to Centra warrants to purchase an aggregate of 200,000 shares of our common stock at an exercise price of $0.25 over the market price of the stock on the date of our issuance of the restructured notes (based on the average trading price during the ten trading days preceding such note restructure), subject to reduction to a price equal to the conversion price of the Series C convertible preferred stock upon the happening of certain events.

As a part of the sale of HPHI, we settled certain obligations with one of its large carriers by issuing a promissory note. As of the restructuring of our credit facility, the amount owed on this note was approximately $1.0 million plus $1.5 million of other obligations. On March 27, 2002, we retired this note by issuing approximately 274,369 shares of our common stock, based on the closing price of our common stock one day immediately prior to the retirement date of this note, and by issuing a credit for $950,000 payable with in-kind claims repricing services.

On April 12, 2002, we extended the maturity date of notes totaling $500,000 due to two members of our board of directors to December 1, 2004. These notes bear interest which accrues at prime plus 4% per annum, but payment of interest is subordinated and deferred until all senior obligations are paid.

The balances outstanding on the above debt instruments are as follows (in thousands):

	December 31,
	2000	2001	March 31, 2002
			(unaudited)
Line of Credit	$60,899	$64,681	$64,681
CAL/GROUP	944	848	848
HealthPlan Holdings Note	—	5,000	5,000
PlanVista Equipment Notes	195	57	27
Centra Note	4,000	4,000	4,000
New England Financial Note	—	1,000	—
Board of Directors Notes	—	500	500

	66,038	76,086	75,056
Less current portion	(61,133)	(308)	(308)

Long-term debt	$4,905	$75,778	$74,748

The future minimum principal payments for all notes as of December 31, 2001 reflects the refinancing on April 12, 2002, and are as follows (in thousands):

2002	$308
2003	313
2004	68,957
2005	132
2006	150
Thereafter	6,226

$76,086

11.    EMPLOYEE BENEFIT PLANS

Defined contribution plan

PlanVista has a defined contribution employee benefit plan established pursuant to Section 401(k) of the Internal Revenue Code covering substantially all employees. PlanVista matches one-third of employee contributions limited to 6% of the employee’s salary. Under the provisions of the plan, participants’ rights to employer contributions vest 40% after completion of three years of qualified service and increase by 20% for each additional year of qualified service completed thereafter. Expense in connection with this plan for the years ended December 31, 1999, 2000, and 2001 was approximately $0.7 million, $0.7 million and $0.2 million, respectively, and for the three months ended March 31, 2001 and 2002 was de minimus.

Post-retirement benefit plan

PlanVista provides medical and term life insurance benefits to certain retired employees. PlanVista funds the benefit costs on a current basis because there are no plan assets. At December 31, 2001 and March 31, 2002, accrued post-retirement liability of $0.1 million was included in the balance of accrued liabilities.

Deferred compensation plan

PlanVista has a deferred compensation plan with two former officers. The deferred compensation, which together with accumulated interest is accrued but unfunded, is distributable in cash after retirement or termination of employment, and amounted to approximately $0.9 million at December 31, 2000 and 2001 and at March 31, 2002. Both participants began receiving such deferred amounts, together with interest at 12% annually, at age 65.

12.    COMMITMENTS AND CONTINGENCIES

Lease commitments

PlanVista rents office space and equipment under non-cancelable operating leases. Rental expense under the leases approximated $0.7 million, $0.6 million, $0.6 million, $0.2 million, and $0.2 million for the years ended December 31, 1999, 2000, and 2001, and the three months ended March 31, 2001 and 2002, respectively. Future minimum rental payments under these leases are as follows (in thousands):

2002	$588
2003	278
2004	261
2005	58
2006	38
Thereafter	38

$1,261

Litigation

In the ordinary course of business, we may be a party to a variety of legal actions that affect many businesses, including employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, and tort claims. In addition, we entered into indemnification obligations related to certain of the businesses we sold during 2000 and 2001 and we could be subject to a variety of legal and other actions related to such indemnification obligations. We currently have insurance coverage for some of these potential liabilities. Other potential liabilities may not be covered by insurance, insurers may dispute coverage, or the amount of insurance may not cover the damages awarded. While the ultimate financial effect of these claims and indemnification obligations cannot be fully determined at this time, in the opinion of management, they will not have a material adverse effect on our financial condition, results of operations, or cash flows.

In January 1997, our subsidiary HPS began providing marketing and administrative services for health plans of TMG Life Insurance Company (now known as Clarica Life Insurance Company), with Connecticut General Life Insurance Company (“CIGNA Re”) acting as the reinsurer. In January 1999, insureds under this coverage were notified that coverage would be canceled beginning in July 1999. Substantially all coverage under these policies terminated on or before December 31, 2000.

In July 1999, Clarica asserted a demand against HPS for claims in excess of $7 million for breach of contract and related claims, and HPS asserted breach of contract and various other claims against Clarica. In April 2000, Clarica and CIGNA Re jointly submitted a demand for consolidated arbitration in connection with these claims and claims submitted by CIGNA Re for approximately $6 million. On or around October 23, 2000, we settled the dispute with Clarica in consideration for our payment of $400,000.

On April 17, 2000, Admiral Insurance Company, our errors and omissions carrier, filed a complaint for declaratory judgment in the United States District Court for the Middle District of Florida, naming HPS, Clarica, and CIGNA Re as defendants.

During 2001, we reached a settlement agreement related to the CIGNA Re and Admiral claims. Under the terms of this settlement agreement, we are obligated to pay Cigna Re approximately $150,000 on or before December 31, 2002.

In January 2002, Paid Prescriptions, LLC initiated a breach of contract action against us seeking $1.6–$2.0 million in compensation, and we are vigorously defending this action. While the ultimate financial effect of this claim cannot be determined at this time, in the opinion of management, it will not have a material adverse effect on our financial condition, results of operations, or cash flow.

13.    INCOME TAXES

The provision (benefit) for income taxes is as follows (in thousands):

	For the Year Ended December 31,			For the Three Months Ended March 31,
	1999	2000	2001	2001	2002
				(unaudited)
Current
Federal	$—	$—	$—	$(598)	$(932)
State	—	—	—	—	—

	—	—	—	(598)	(932)

Deferred
Federal	(626)	(2,844)	23,989	400	—
State	(92)	(419)	2,822	34	—

	(718)	(3,263)	26,811	434	—

(Benefit) provision for income taxes	$(718)	$(3,263)	$26,811	$(164)	$(932)

The components of deferred taxes recognized in the accompanying consolidated financial statements are as follows (in thousands):

	December 31,
	2000	2001	March 31, 2002
			(unaudited)
Accrued expenses not currently deductible	$3,523	$1,026	$1,026
Deferred compensation	453	—	—
Post-retirement benefits	497	—	—
Net operating loss	—	36,538	36,683
Depreciation	619	(224)	(244)
Intangibles	24,061	(875)	(895)
Equity in loss of joint venture	(93)	—	—
Unrealized loss on investments available for sale	358	—	—

	29,418	36,465	36,570
Valuation allowance	—	(36,465)	(36,570)

	$29,418	$—	$—

We had a $3.5 million current provision for income taxes in the year ended December 31, 2000. We had no current provision for income taxes in the year ended December 31, 2001 or in the three months ended March 31, 2001 and 2002.

The deferred tax asset resulting from intangibles relates to certain intangible assets we acquired that are amortizable for tax purposes.

We recognize deferred assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. Due to cumulative losses in recent years, we recorded a valuation allowance of $36 million on net deferred tax assets in 2001. No valuation allowance was required in 2000 and 1999, based on our expectations of future taxable income. We have net operating loss carryforwards of approximately $90 million that expire in 2021. If there are certain substantial changes in our ownership, there may be limitations on the utilization of the net operating losses.

The provision (benefit) for income taxes varies from the federal statutory income tax rates due to the following:

	Year Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
				(unaudited)
Federal statutory rate applied to pretax income	34.0%	34.0%	(34.0)%	(34.0)%	(34.0)%
State income taxes net of federal tax benefit	5.0%	5.0%	(6.0)%	(4.0)%	(6.0)%
Other non-deductible items	3.0%	(0.1)%	2.0%	—	—
Valuation allowance	—	—	386.0%	—	40.0%

Effective tax rate	42.0%	38.9%	348.0%	(38.0)%	—

14.    EARNINGS PER COMMON SHARE

Basic earnings per share, which is based on the weighted-average number of common shares outstanding, and diluted earnings per share, which includes all dilutive potential common shares outstanding is as follows.

	Net Income (Loss) Attributable to Common Stock	Shares	Per Share Amount
	(in thousands)	(in thousands)
1999
Earnings per share of common stock-basic	$104	13,742	$0.01
Effect of dilutive securities:
Centra convertible notes	—	180	—

Earnings per share of common stock—assuming dilution	$104	13,922	$0.01

2000
Earnings per share of common stock-basic	$(104,477)	13,679	$(7.64)
Effect of dilutive securities:	—	—	—

Earnings per share of common stock—assuming dilution	$(104,477)	13,679	$(7.64)

2001
Earnings per share of common stock-basic	$(45,221)	14,558	$(3.11)
Effect of dilutive securities:	—	—	—

Earnings per share of common stock—assuming dilution	$(45,221)	14,558	$(3.11)

For the years ended December 31, 1999, 2000, and 2001, approximately 2.0 million, 1.7 million and 2.0 million options, respectively, are not included in the calculation of earnings (loss) per shares because they are antidilutive.

15.    STOCK OPTION PLANS AND EMPLOYEE STOCK PURCHASE PLANS

Stock option plans

PlanVista stock option plans authorize the granting of both incentive and non-incentive stock options for a total of 2,710,000 shares of common stock to key executives, management, consultants, and, with respect to 360,000 shares, to directors. Under the plans, all options have been granted at prices not less than market value on the date of grant. Certain non-qualified incentive stock options may be granted at less than market value.

Options generally vest over a four-year period from the date of grant, with 20% of the options becoming exercisable on the date of the grant and 20% becoming exercisable on each of the next four anniversaries of the date of the grant.

A summary of option transactions during each of the three years ended December 31, 2001 is shown below:

	Number of Shares	Weighted Average Option Price
Under option, December 31, 1998 (922,800 exercisable)	1,760,500	$18.23
Granted	551,000	10.45
Exercised	—	—
Canceled	(346,050)	15.75

Under option, December 31, 1999 (1,247,000 exercisable)	1,965,450
Granted	836,000	2.62
Exercised	(1,100)	2.50
Canceled	(1,084,050)	15.23

Under option, December 31, 2000 (915,906 exercisable)	1,716,300
Granted	645,000	8.82
Exercised	(199,300)	2.54
Canceled	(1,184,600)	11.73

Under option, December 31, 2001 (600,466 exercisable)	977,400

There were 993,700 and 1,732,600 shares available for the granting of options at December 31, 2000 and 2001, respectively.

The following table summarizes the stock options outstanding at December 31, 2001:

Range of Exercise Prices	Number Outstanding at December 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$2.50 – $9.19	684,400	4 years	$6.12
$11.00 – $25.50	293,000	4 years	$17.65

Measurement of fair value

We apply APB 25 and related interpretations in accounting for our stock option plans and employee stock purchase plan. Accordingly, no compensation cost has been recognized related to these plans. Had compensation cost for our stock option and employee stock purchase plans been determined based on the fair value at the grant dates, as prescribed in SFAS 123, our net income (loss) and net income (loss) per share would have been as follows:

	Year Ended December 31,
	1999	2000	2001

Net income (loss) attributable to common stock (in thousands):
As reported	$104	$(104,477)	$(45,221)
Pro forma	(223)	(105,352)	(46,269)
Net income (loss) per share:
Basic as reported	$0.01	$(7.64)	$(3.11)
Basic pro forma	(0.02)	(7.70)	(3.18)
Diluted as reported	0.01	(7.64)	(3.11)
Diluted pro forma	(0.02)	(7.70)	(3.18)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable year: dividend yield of 0.00% for the years ended December 31, 2001, 2000 and 1999; expected volatility of 30% for each of the years ended December 31, 2001, 2000 and 1999; risk-free interest rates of 4.64% to 4.93% for options granted during the year ended December 31, 2001, 6.38% to 6.47% for options granted during the year ended December 31, 2000, and 6.47% to 6.53% for options granted during the year ended December 31, 1999, and a weighted average expected option term of four years for all three years.

Employee stock purchase plan

Under the 1996 Employee Stock Purchase Plan (“Employee Plan”), we are authorized to issue up to 250,000 shares of common stock to our employees who have completed one year of service. The Employee Plan is intended to provide a method whereby employees have an opportunity to acquire shares of our common stock.

Under the terms of the Employee Plan, an employee may authorize a payroll deduction of a specified dollar amount per pay period. The proceeds of that deduction are used to acquire shares of our common stock on the offering date. The number of shares acquired is determined based on 85% of the closing price of PlanVista’s common stock on the New York Stock Exchange on the offering date.

We sold 16,143 shares in 1999, 12,708 shares in 2000, and 2,051 shares in 2001, to employees under the Employee Plan.

16.    QUARTERLY FINANCIAL INFORMATION (Unaudited; In Thousands Except Per Share Data)

The following quarterly statements have revised to give effect of the discontinued operations.

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Year ended December 31, 2000:
Operating revenues	$6,953	$7,127	$6,730	$6,154
Loss from continuing operations before minority interest, discontinued operations, loss on sale of discontinued operations, extraordinary item, and cumulative effect of change in accounting principle	(2,346)	(495)	(1,687)	(600)
Net loss	(66,760)	(35,483)	(2,029)	(205)
Basic and diluted loss from continuing operations per common share	$(0.17)	$(0.04)	$(0.12)	$(0.04)
Basic and diluted net loss per common share	$(4.88)	$(2.60)	$(0.15)	$(0.01)

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Year ended December 31, 2001:
Operating revenues	$8,125	$7,886	$8,924	$7,983
Income (loss) from continuing operations before minority interest, discontinued operations, loss on sale of discontinued operations, and cumulative effect of change in accounting principle	179	(33,086)	(1,338)	(268)
Net loss	(5,693)	(34,912)	(3,957)	(659)
Basic and diluted income (loss) from continuing operations per common share	$0.01	$(2.27)	$(0.09)	$(0.02)
Basic and diluted net loss per common share	$(0.39)	$(2.40)	$(0.27)	$(0.05)

17.    UNAUDITED PRO FORMA INFORMATION

Consolidated Balance Sheet Information

The following balance sheet items reflect the actual balances as of March 31, 2002 and the pro forma balances as if the bank restructuring transaction as described in Note 2 had occurred on March 31, 2002 (in thousands except per share amounts).

	March 31, 2002
	Actual	Pro Forma(1)
Accrued liabilities	$13,403	$8,732
Long-term debt, including current portion	75,056	44,852
Common stock with make-whole provisions (813,273 shares)	—	5,000
Series C convertible preferred stock, $0.01 par value; 40,000 shares authorized and 29,000 shares issued and outstanding	—	29,000
Common stock, $0.01 par value, 100,000,000 authorized 15,824,426 shares issued at March 31, 2002	158	158
Additional paid-in capital	94,286	99,277
Accumulated deficit	(144,845)	(144,970)

(1)	The pro forma column reflects the following adjustments to reflect the effects of the restructuring of our indebtedness on April 12, 2002 as if it had occurred on March 31, 2002:
•	accumulated deficit reflects a payment on account of $125,000 for professional services in accordance with the terms of the restructuring; and
•	accrued liabilities, long-term debt, including current portion, Series C convertible preferred stock, common stock and additional paid-in capital are adjusted to reflect the following:
•
conversion of the $5.0 million note payable to HealthPlan Holdings into 813,273 shares of our common stock. These shares contain provisions which require us to make up the difference between the proceeds from their disposition and $5.0 million;

•	issuance of a $64,000 promissory note payable to Wachovia for accrued and unpaid agent fees;
•	reclassification of $4.3 million of accrued and unpaid interest and fees related to our restructured debt to long-term debt in accordance with the terms of the restructuring;
•	reclassification of $287,500 of accrued and unpaid interest related to our notes payable to Centra that was included in the $4.3 million of notes payable to Centra that was restructured; and
•
issuance of 29,000 shares of our Series C convertible preferred stock in exchange for $29.0 million of indebtedness owed to our lenders in accordance with the terms of the restructuring. The value of such preferred shares will be determined based upon an independent third party valuation currently in process. We are required to make a comparison between the future cash outflows associated with the restructured facility and the carrying value related to the previous credit facility. The carrying value of the restructured facility would be the same as the carrying value of the previous obligations, less the fair value of the preferred stock or common stock warrants issued.

Basic and Diluted (Loss) Earnings Per Share Data

On May 31, 2002, our board of directors approved a one-for-five reverse stock split of our common stock subject to approval by our stockholders. Historical earnings per share included in these consolidated financial statements will be restated to reflect the reverse stock split upon the effective date of the reverse stock split.

The unaudited pro forma basic and diluted (loss) earnings per common share assuming the proposed reverse stock split is approved by our stockholders would have the following effect for each of the periods presented:

	Year Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
Basic (loss) earnings per share of common stock:
(Loss) earnings from continuing operations	$(0.38)	$(1.88)	$(11.86)	$0.05	$0.22
Income (loss) from discontinued operations	0.42	(21.50)	(0.19)	(0.27)	—
Loss on sale of discontinued operations	—	(14.38)	(3.46)	—	—
Extraordinary item	—	(0.35)	—	—	—
Cumulative effect of change in accounting principle	—	(0.09)	(0.02)	(0.02)	—

Net earnings (loss)	$0.04	$(38.20)	$(15.53)	$(0.24)	$0.22

Basic weighted average number of shares outstanding (in thousands)	2,748	2,735	2,911	2,740	3,104
Diluted (loss) earnings per share of common stock:
(Loss) earnings from continuing operations	$(0.38)	$(1.88)	$(11.86)	$0.05	$0.21
Income (loss) from discontinued operations	0.42	(21.50)	(0.19)	(0.27)	—
Loss on sale of discontinued operations	—	(14.38)	(3.46)	—	—
Extraordinary item	—	(0.35)	—	—	—
Cumulative effect of change in accounting principle	—	(0.09)	(0.02)	(0.02)	—

Net earnings (loss)	$0.04	$(38.20)	$(15.53)	$(0.24)	$0.21

Diluted weighted average number of shares outstanding (in thousands)	2,748	2,735	2,911	2,740	3,182

F-27

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON
FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
and Shareholders of
PlanVista Corporation

Our audits of the consolidated financial statements referred to in our report dated April 15, 2002, except for Note 17 as to which the date is June 25, 2002, appearing on page F-2 of this Form S-1 of PlanVista Corporation also included an audit of the Financial Statement Schedule listed in Item 16 of this Form S-1. In our opinion, this Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/    PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP

Tampa, Florida
April 15, 2002

PLANVISTA CORPORATION

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

		Additions
Description	Beginning Balance	Bad Debt Expense	Sales Allowances	Deductions(1)	Ending Balance
Allowance for Doubtful Accounts
December 31, 1999(2)	$1,689	$2,146	$1,081	$1,705	$3,211
Allowance for Doubtful Accounts
December 31, 2000(2)	3,211	1,199	425	1,535	3,300
Allowance for Doubtful Accounts
December 31, 2001	3,300	3,348	1,131	1,543	6,236

(1)	Reflects direct write-off of accounts, net of recoveries.
(2)	Amounts have not been revised to reflect the impact of discontinued operations.

             Shares

Common Stock

PROSPECTUS

FRIEDMAN BILLINGS RAMSEY

            , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered are estimated (other than underwriting discounts and commissions) to be as follows:

SEC registration fee		$7,360
NASD filing fee		$8,500
Accountants’ fees and expenses		$100,000
Legal fees and expenses		$300,000
NYSE additional listing fee	$	*
Printer fees		$250,000
Miscellaneous	$	*

Total	$

*	To be provided by amendment.

Item 14.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits indemnification of directors, officers and employees of a corporation under certain conditions and subject to certain limitations. The Registrant’s certificate of incorporation contains provisions for the indemnification of directors, officers and employees within the limitations permitted by Section 145. In addition, the Registrant has entered into indemnity agreements with certain of its directors and officers which provide the maximum indemnification allowed by Section 145. The Registrant’s officers and directors are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

The underwriting agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the Registrant and its executive officers and directors for some liabilities, including liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), in connection with matters specifically provided in writing by the underwriters for inclusion in the Registration Statement.

Item 15.    Recent Sales of Unregistered Securities

The following share information gives effect to the Registrant’s proposed one-for-five reverse stock split.

1.
On June 18, 2001, we issued 141,951 shares of our common stock to HealthPlan Holdings, Inc. in a private placement transaction pursuant to Section 4(2) of the Securities Act, in connection with the sale of our third party administration and managing general underwriter business.

2.
On July 2, 2001, we issued 15,000 shares of our common stock to HealthPlan Holdings, Inc. in a private placement transaction pursuant to Section 4(2) of the Securities Act, in connection with HealthPlan Holdings’ coverage of certain pre-closing liabilities of HPS.

3.
On July 2, 2001, we sold 96,000 shares of our common stock to the following investment accounts: NCR Pension Trust, Raytheon Master Pension Trust, Georgia Pacific Corporation and Halliburton, all of which are managed by DePrince, Race & Zollo, Inc., in a private placement transaction pursuant to Section 4(2) of the Securities Act, in exchange for $3,300,000 cash, representing a discount of 15% from the trading price of our common stock on the New York Stock Exchange for the ten days preceding the sale.

4.
On July 3, 2001, we issued 15,000 shares to First Union National Bank (n/k/a Wachovia Bank, National Association), as administrative agent for our senior lenders, for distribution on a pro rata basis among the lenders, in a private placement transaction pursuant to Section 4(2) of the Securities Act, in exchange for the lenders’ consent to the transactions contemplated by a post-closing letter agreement between us and HealthPlan Holdings, Inc. dated July 2, 2001.

5.
On July 6, 2001, we issued 2,500 shares of our common stock to HealthPlan Holdings, Inc. in a private placement transaction pursuant to Section 4(2) of the Securities Act, in connection with HealthPlan Holdings’ coverage of certain pre-closing liabilities of HealthPlan Services, Inc.

6.
On July 9, 2001, we sold 14,700 shares of our common stock to Iceplate & Co., an investment account managed by DePrince, Race & Zollo, Inc. in a private placement transaction pursuant to Section 4(2) of the Securities Act of 1933, in exchange for $500,000 cash, representing a discount of 15% from the average trading price of our common stock on the New York Stock Exchange for the ten days preceding the sale.

7.
On July 16, 2001, we issued 2,168 shares of our common stock to HealthPlan Holdings, Inc. in a private placement transaction pursuant to Section 4(2) of the Securities Act, in connection with HealthPlan Holdings’ coverage of certain pre-closing liabilities of HealthPlan Services, Inc.

8.
On July 24, 2001, we issued 3,725 shares of our common stock to HealthPlan Holdings, Inc. in a private placement transaction pursuant to Section 4(2) of the Securities Act, in connection with HealthPlan Holdings’ coverage of certain pre-closing liabilities of HealthPlan Services, Inc.

9.
On March 18, 2002 we issued 5,545 shares of our common stock to HealthPlan Holdings, Inc. in a private placement transaction pursuant to Section 4(2) of the Securities Act, in lieu of interest under a $5 million convertible subordinated promissory note which had been delivered to HealthPlan Holdings, Inc. in connection with the sale to them of our third party administration and managing general underwriter businesses in 2001.

10.
On March 27, 2002, we issued 54,874 shares to New England Financial in a private placement transaction pursuant to Section 4(2) of the Securities Act, which, along with an agreement to perform certain services, were paid by us as consideration for the forgiveness of a debt to New England Financial totaling $2,470,003, representing a promissory note in the principal amount of $1,000,000 and accrued but unpaid interest through the date of forgiveness.

11.
On April 12, 2002, we issued 162,654 shares to HealthPlan Holdings, Inc. in a private placement transaction pursuant to Section 4(2) of the Securities Act upon conversion of a $5 million convertible subordinated promissory note which had been delivered to HealthPlan Holdings, Inc. in connection with the sale to them of our third party administration and managing general underwriter businesses in 2001.

12.
On April 12, 2002, we issued an aggregate of 15,000 shares to our senior lenders for distribution on a pro rata basis among the lenders, in a private placement transaction pursuant to Section 4(2) of the Securities Act, in connection with the closing of the restructuring of our senior credit facility.

13.
On April 12, 2002 we issued an aggregate of 29,000 shares of our Series C convertible preferred stock to our senior lenders, on a pro rata basis, in a private placement transaction pursuant to Section 4(2) of the Securities Act, in connection with the restructuring of our senior credit facility.

14.
We have issued an additional 40,000 shares to HealthPlan Holdings, Inc. as penalty shares under the registration and redemption provisions of the registration rights agreement between us and HealthPlan Holdings, Inc., dated June 18, 2001. These shares were issued in a private placement transaction pursuant to Section 4(2) of the Securities Act in increments from time to time since December 2001 through May 15, 2002, in accordance with the terms of the registration rights agreement.

15.
On April 12, 2002, we issued warrants for the purchase of an aggregate of 40,000 shares to Centra Benefits Services, Inc. at an exercise price of $31.99 per share (giving effect to the proposed one-for-five reverse stock split), in connection with the restructure of certain promissory notes to them for the purpose of extending the maturity date.

16.
On June 7, 2002, we issued 2,765 shares of our common stock to HealthPlan Holdings, Inc. in a private placement transaction pursuant to Section 4(2) of the Securities Act, in lieu of interest under a $5 million convertible subordinated promissory note which had been delivered to HealthPlan Holdings, Inc. in connection with the sale to them of our third party administration and managing general underwriter business in 2001.

Item 16.    Exhibits and Financial Statement Schedules

(a)    Exhibits

Exhibit No.	Description
1.1	Form of Underwriting Agreement.*
2.1
Stock Purchase Agreement dated as of December 18, 1996, by and among Noel Group, Inc., Automatic Data Processing, Inc. and HealthPlan Services Corporation (incorporated by reference to Exhibit 2.1 to the Noel Group, Inc.’s Current Report on Form 8-K dated February 7, 1997).

2.2
Subscription and Asset Contribution Agreement dated June 16, 1998, by and between CENTRA HealthPlan LLC, and its prospective members: HealthPlan Services, Inc., and CENTRA Benefit Services, Inc. (incorporated by reference to Exhibit 2.8 to the HealthPlan Services Corporation 1998 Annual Report and Form 10-K filed on March 30, 1999).

2.3
Amended and Restated Acquisition Agreement dated May 15, 1998, by and among HealthPlan Services Corporation, National Preferred Provider Network, Inc., and other parties named therein (incorporated by reference to Exhibit 2.8 to the HealthPlan Services Corporation Annual Report on Form 10-K filed on March 30, 1999).

2.4
Asset Purchase Agreement effective July 5, 2000, by and between HealthPlan Services, Inc. and Sheakley-Uniservice, Inc. (incorporated by reference to Exhibit 2.12 to the PlanVista Corporation Annual Report on Form 10-K/A. filed on April 20, 2001).

2.4
Asset Purchase Agreement dated as of August 28, 2000, by and between Trewit, Inc., HealthPlan Services, Inc., Montgomery Management Corporation, and HealthPlan Services Corporation; Amendment to Asset Purchase Agreement effective as of October 25, 2000, by and between HealthPlan Services, Inc., Montgomery Management Corporation, HealthPlan Services Corporation, Trewit, Inc., and Harrington Benefit Services, Inc.; Post-Closing Amendment to Asset Purchase Agreement and Escrow Agreement dated as of January 12, 2001, by and between HealthPlan Services, Inc., HealthPlan Services Corporation, Trewit, Inc., and Harrington Benefit Services, Inc., and for purposes of the Escrow Agreement Amendment, Wells Fargo Bank Minnesota (incorporated by reference to Exhibit 2.13 to the HealthPlan Services Corporation 2000 Annual Report on Form 10-K405 filed on April 11, 2001).

2.5
Asset Purchase Agreement dated September 15, 2000, by and among ProHealth, Inc., Sheakley Unicomp, Inc., and HealthPlan Services, Inc. (incorporated by reference to Exhibit 2.14 to the PlanVista Corporation Annual Report on Form 10-K/A, filed on April 20, 2001).

2.6
Stock Purchase Agreement dated as of April 1, 2001, by and between HealthPlan Holdings, Inc. and HealthPlan Services Corporation (incorporated by reference to Exhibit 2.15 to the HealthPlan Services Corporation 2000 Annual Report on Form 10-K405 filed on April 11, 2001); First Amendment to Stock Purchase Agreement dated as of June 18, 2001.**

Exhibit No.	Description
2.7
Certificate of Ownership and Merger merging PlanVista Corporation and HealthPlan Services Corporation effective April 13, 2001 (incorporated by reference to Exhibit 99.2 to the HealthPlan Services Corporation Form 8-K Current Report filed on April 20, 2001).

3.1	Certificate of Incorporation, as amended.**
3.2	By-laws, as amended.**
4.1
Registration rights granted to Automatic Data Processing, Inc. under the Stock Purchase Agreement dated as of December 18, 1996, by and among Noel Group, Inc., Automatic Data Processing, Inc. and HealthPlan Services Corporation. (included in Exhibit 2.1).

4.2	Registration Rights Agreement dated as of June 18, 2001, by and between Plan Vista Corporation and HealthPlan Holdings, Inc.**
4.3	Registration Rights Agreement dated as of July 2, 2001, by and between PlanVista Corporation, First Union National Bank and the Holders listed on the signature pages thereof.**
4.4	Registration rights granted under the Stockholders Agreement dated as of April 12, 2002, by and among PlanVista Corporation and the Series C Stockholders named therein (included in Exhibit 10.8(k)).
4.5	Stock Purchase and Registration Rights Agreement dated as of July 5, 2001, by and between PlanVista Corporation and DePrince Race & Zollo, Inc. on behalf of the Purchasers named therein.**
4.6
Letter Agreement dated as of March 8, 2002, by and between New England Financial and PlanVista Corporation; Clarification of Letter Agreement dated as of March 18, 2002, by and between New England Financial and PlanVista Corporation.**

4.7	Letter Agreement dated as of June , 2002, by and between HealthPlan Holdings, Inc. and PlanVista Corporation.*
4.8
Letter Agreement dated as of June     , 2002, by and between PlanVista Corporation, Wachovia Bank, National Association, as administrative agent, and the other lenders listed on the signature pages thereto.*

4.9	Excerpts from the Certificate of Incorporation, as amended (included in Exhibit 3.1).
4.10	Excerpts from the By-laws, as amended (included in Exhibit 3.2).
4.11	Specimen stock certificate.*
5.1	Opinion of counsel to the registrant*.
10.1
Amended and Restated HealthPlan Services Corporation 1996 Employee Stock Option Plan (compensatory plan) (incorporated by reference to Exhibit 4.3 to the HealthPlan Services Corporation Form S-8 Registration Statement #333-31913, filed on July 23, 1997).

10.2
HealthPlan Services Corporation 1996 Employee Stock Purchase Plan (compensatory plan) (incorporated by reference to Exhibit 4.3 to the HealthPlan Services Corporation Form S-8 Registration Statement #333-07641 filed on July 3, 1996).

10.3	Amendment of the Employee Stock Purchase Plan (compensatory plan) (incorporated by reference to Exhibit A to the PlanVista Corporation 2001 Proxy Statement on Form DEF14A filed on April 25, 2001).
10.4
HealthPlan Services Corporation 1995 Incentive Equity Plan (compensatory plan) (incorporated by reference to Exhibit 10.7 to the HealthPlan Services Corporation Form S-1 Registration Statement #33-90472, filed on May 18, 1995).

Exhibit No.		Description
10.5
1995 HealthPlan Services Corporation Directors Stock Option Plan (compensatory plan) (incorporated by reference to Exhibit 10.10 to the HealthPlan Services Corporation Form S-1 Registration Statement #33-90472, filed on May 18, 1995).

10.6
Amended and Restated HealthPlan Services Corporation 1997 Directors Equity Plan (compensatory plan) (incorporated by reference to Exhibit 4.3 to the HealthPlan Services Corporation Form S-8 Registration Statement #333-31915, filed on July 23, 1997).

10.7
HealthPlan Services Corporation 1998 Officer Bonus Plan Summary (compensatory plan) (substantially similar to 1999 and 2000 Plans) (incorporated by reference to Exhibit 10.17 to the PlanVista Corporation Annual Report on Form 10-K/A, filed on April 17, 2002).

10.8	(a)
Third Amended and Restated Credit Agreement dated as of April 12, 2002, by and among PlanVista Corporation, Wachovia Bank, National Association (f/k/a First Union National Bank), and the other lenders named therein (incorporated by reference to Exhibit 10.12(i) to the PlanVista Corporation 2001 Annual Report on Form 10-K/A, filed on April 17, 2002).

(b)
Series C Convertible Preferred Stock Issuance and Restructuring Agreement dated as of April 12, 2002, by and among PlanVista Corporation, Wachovia Bank, National Association
(f/k/a First Union National Bank), as administrative agent, and the other lenders named therein (incorporated by reference to Exhibit 10.12(j) to the PlanVista Corporation 2001 Annual Report on Form 10-K/A, filed on April 17, 2002).

(c)
Stockholders Agreement dated as of April 12, 2002, by and among PlanVista Corporation and the Series C Stockholders named therein (incorporated by reference to Exhibit 10.12(k) to the PlanVista Corporation 2001 Annual Report on Form 10-K/A, filed on April 17, 2002).

(d)
Certificate of Designation of Series and Determination of Rights and Preferences of Series C Convertible Preferred Stock of PlanVista Corporation as filed with the Secretary of State of Delaware on April 8, 2002 (included in Exhibit 3.1).

(e)
Letter Agreement dated April 12, 2002, by and among PlanVista Corporation, Wachovia Bank, National Association, (f/k/a First Union National Bank) as administrative agent, and the other lenders named therein (incorporated by reference to Exhibit 10.12(m) to the PlanVista Corporation 2001 Annual Report on Form 10-K/A, filed on April 17, 2002), as amended and restated by the Letter Agreement dated as of June     , 2002, by and among PlanVista Corporation, Wachovia National Association, as administrative agent, and the other lenders named therein (included in Exhibit 4.8).

(f)
Promissory note dated April 12, 2002, by and among PlanVista Corporation, Wachovia Bank, National Association (f/k/a First Union National Bank), as administrative agent, and the other lenders noted therein (incorporated by reference to Exhibit 10.12(n) to the PlanVista Corporation 2001 Annual Report on Form 10-K/A, filed on April 17, 2002).

10.9	(a)
Employment and Noncompetition Agreement dated as of June 1, 2000, by and between HealthPlan Services Corporation and Phillip S. Dingle, including Amendment thereto dated January 30, 2001 (Management Contract) (incorporated by reference to Exhibit 10.24 to the HealthPlan Services Corporation 2000 Annual Report on Form 10-K405 filed on April 11, 2001).

	(b)	Form of Amendment to Employment and Noncompetition Agreement.*
10.10		Employment and Noncompetition Agreement dated as of June 1, 2001, by and between PlanVista Corporation and Jeffrey L. Markle.**
10.11		Letter Agreement dated as of June 28, 2001, by and between PlanVista Corporation and Arthur Andersen LLP.**

Exhibit No.	Description
10.12	Letter Agreement dated as of July 17, 2001, by and between PlanVista Corporation and William Blair & Company, L.L.C.**
10.13	Sublease Agreement dated as of June 18, 2001, by and between HealthPlan Services, Inc. and PlanVista Corporation.**
10.14
Lease Agreement dated as of July 14, 1994, by and between D.K. Third Party Administrators, Inc. (n/k/a PlanVista Corporation) and Wisener Professional Building, Inc., as amended on December 7, 1995, April 3, 1997, and February 5, 1998, by Addendum to Lease between Wisener Professional Building, Inc. and D.K. Third Party Administrators, Inc. (n/k/a PlanVista Corporation).**

10.15	Lease Agreement dated as of January 9, 2002, by and between PlanVista Corporation and Metropolitan Life Insurance Company.**
10.16	Form of Warrant Agreement between PlanVista Corporation and Friedman, Billings, Ramsey & Co., Inc. (including Form of Warrant).*
21.1	Subsidiaries of the registrant.**
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Fowler White Boggs Banker P.A. (included in 5.1).
24.1	Power of Attorney.**

*	To be filed by amendment.
**	Previously filed.

(b)    Financial Statement Schedule

Schedule	II—Valuation and Qualifying Accounts.

Item 17.    Undertakings

The undersigned registrant hereby undertakes that:

1.
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective and

2.
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES AND POWERS OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tampa, Florida, on the 28th day of June, 2002.

PLANVISTA CORPORATION

By:	/s/ PHILLIP S. DINGLE
Phillip S. Dingle Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on June 28, 2002.

Signature	Title

/s/ PHILLIP S. DINGLE Phillip S. Dingle	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)
/s/ DONALD W. SCHMELING Donald W. Schmeling	Chief Financial Officer (Principal Financial and Accounting Officer)
* William L. Bennett	Director
* David J. Ferrari	Director
* Christopher J. Garcia	Director
* Martin L. Garcia	Director
* John D. Race	Director
* Randy Sugarman	Director

*By:	/s/ PHILLIP S. DINGLE
Phillip S. Dingle Attorney-in-Fact

Exhibit Index

Exhibit No.	Description

23.1	Consent of PriceWaterhouseCoopers LLP